UniCredit

File No. 82 - 3185

[redacted]

05012594

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, November 10th 2005

Re: Rule 12g3-2 (b) "Home Country Info mation" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2005".

With kindest regards, we remain,

Yours faithfully,

UNICREDITO ITALIANO
Direzione Centrale

Affari Societari e Legali
leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

UniCredit

First Half Report
as at 30 June 2005


opportunity
enhancement
satisfaction
competition
sensitivity
care
sustainability
reputation
knowledge
simplicity
objectivity
timeliness
fairness
trust
transparency
culture
openness
discussion
initiative
freedom
respect
reciprocity
dialogue
yield
reliability
co-operation
listening
continuity
credibility
consistency

Values creating Value

UniCredito Italiano
Italian Joint Stock Company
Registered Office: Genoa, Via Dante, 1
General Management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: € 3,177,540,014 fully paid in

UniCredit


opportunity
enhancement
satisfaction
competition
sensitivity
care
sustainability
reputation
knowledge
simplicity
objectivity
timeliness
fairness
trust
freedom
reciprocity
transparency
respect
culture
openness
discussion
initiative
dialogue
yield
reliability
co-operation
listening
continuity
credibility
consistency

Half Report as at 30 June 2005



BOARD OF DIRECTORS
BOARD OF AUDITORS

As at 13 September 2005

Board of Directors

Carlo Salvatori *	Chairman
Franco Bellei * (first deputy chairman)	Deputy Chairmen
Gianfranco Gutty *	
Fabrizio Palenzona *	
Alessandro Profumo **	Managing Director/CEO
Roberto Bertazzoni **	Directors
Vincenzo Calandra Buonaura	
Mario Cattaneo	
Philippe Citerne	
Ambrogio Dalla Rovere	
Giovanni Desiderio	
Giancarlo Garino	
Francesco Giacomin **	
Piero Gnudi	
Luigi Maramotti	
Gianfranco Negri-Clementi	
Carlo Pesenti **	
Giovanni Vaccarino	
Paolo Vagnone **	
Anthony Wyand	
Marco Fantazzini	Company Secretary

Board of Auditors

Gian Luigi Francardo	Chairman
Giorgio Loli	Statutory Auditors
Aldo Milanese	
Vincenzo Nicastro	
Roberto Timo	
Giuseppe Armenise	Alternate Auditors
Marcello Ferrari	

(*) Member of the Chairman's Committee and of the Executive Committee
(**) Executive Committee Member



GENERAL MANAGEMENT

As at 13 September 2005

Alessandro Profumo	Managing Director/CEO
Paolo Fiorentino Dario Frigerio Andrea Moneta Roberto Nicastro	Group Deputy General Managers

	Managers in charge of the main operating divisions and head office departments
Roberto Nicastro	Retail Division
Alessandro Profumo (ad interim)	Corporate and Investment Banking Division
Dario Frigerio	Private Banking and Asset Management Division
Andrea Moneta	New Europe Division
Paolo Fiorentino	Global Banking Services Division
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Edoardo Massaglia	Corporate Identity
Fausto Galmarini	Credit
Elisabetta Magistretti	Administration
Chiara Burberi	Organisational Models and Processes
Ranieri de Marchis	Planning and Finance
Umberto Quilici	Group Information Systems
Rino Piazzolla	HR Strategy
Franco Leccacorvi	Accounts



CONTENTS

First Half Report

Group Chart As at 30 June 2005 8

Parte A – Report on Operations 13

First Half Report 13
Financial Summary 14
Operating Results and Performance 24
Profit and Loss Accounts 24
Balance Sheet – Main Items 36
The Impact of the Transition to IFRSs 50
Divisional Results and Operations 53
Retail Division 53
Corporate and Investment Banking Division 61
Private Banking and Asset Management Division 69
New Europe Division 77
Human Resources 83
Capital Allocation and Risk Management 89
Other Information 101
Shares and Shareholders 101
Corporate Reorganisation and other Group Transactions 101
The Business Combination with the HVB Group 106
Subsequent Events and Outlook 109
Subsequent Events 109
Outlook 110

Structure of the Consolidated First Half Report 113

Balance Sheet and Profit and Loss Accounts 117

Parte B – Accounting Policies 123

Parte C – Notes to the Balance Sheet 133

Parte D – Notes to the Profit and Loss Accounts 155

Parte E – Other Information 163

Parte F – Scope of Consolidation 167

Annexes 183

The Transition to IFRSs 191

Information on the Parent Company 199

Report of the External Auditors 211

Appendix - The Transition to IFRSs (further detail) 215

Report of the External Auditors 245

Branch Networks in Italy and Abroad 249

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash (-)** indicates that the item/figure is inexistent;
- **Two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are in **millions of euros.**

Chart of the Group as at 30 June 2005

Group Companies included in consolidation **(fully consolidated)** and other companies consolidated by the **net equity** method

SCOPE OF CONSOLIDATION

The Group chart as at 30 June 2005 shows consolidated subsidiaries sub-divided both according to the Division they are part of and according to the method of consolidation (full, proportional or at equity).

The Group's area of consolidation has not changed significantly over the last twelve months.

The establishment of the Global Banking Services Division in July 2004 made it necessary to restate figures for the Corporate and Investment Banking Division, which previously included Uniriscossioni and UniCredito Gestione Crediti, now part of the new Division. The results of the Global Banking Services Division, the revenues of which consist mainly of income for services provided to other Group companies, are combined with those of the Parent Company and other companies.

UniCredit

GLOBAL BANKING SERVICES

RETAIL

CORPORATE AND INVESTMENT BANKING

PRIVATE BANKING AND ASSET MANAGEMENT

NEW EUROPE

OTHER COMPANIES

RETAIL

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA DI RISPARMIO DI CARPI S.p.A.
Main office: Carpi

UNICREDIT CLARIMA BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS PREVIDENZA S.I.M.p.A.
(in liquidation)
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

UNICREDIT ASSICURA S.r.l.
Main office: Milan

CORPORATE AND INVESTMENT BANKING

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UBM SECURITIES INC.
Main office: New York ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

LOCAT RENT S.p.A.
Main office: Milan

SVILUPPO GLOBALE GEIE
Main office: Rome

TLX S.p.A.
Main office: Milan

UNICREDIT BROKER S.p.A.
Main office: Milan

ZAO LOCAT LEASING RUSSIA
Sede: Moscow ◆

PRIVATE BANKING AND ASSET MANAGEMENT

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.
Main office: Luxembourg ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Pioneer Global Asset Management Group

PIONEER GLOBAL ASSET MANAGEMENT S.p.A. - Main office: Milan

KI7 (7) LIMITED - Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd - Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER ASSET MANAGEMENT A.S.
(ex ZB ASSET MANAGEMENT A.S.)
Main office: Prague ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Inc.
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

PIONEER GLOBAL INVESTMENTS (Australia) PTY Ltd
Main office: Melbourne ◆

PIONEER GLOBAL INVESTMENTS (Hk) Ltd
Main office: Hong Kong ◆

PIONEER INVESTMENT COMPANY A.S.
Main office: Prague ◆

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

PIONEER PEKAO TFI S.A. - Main office: Warsaw ◆

Sub-Group Pioneer USA ◆

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Republic of San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Pioneer Global Asset Management Group

OAK RIDGE INVESTMENT LLC
Sede: Wilmington ◆

Financial and other companies

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT LUXEMBOURG FINANCE S.A.
Sede: Luxembourg ◆

UNICREDIT (SUISSE) TRUST S.A.
Sede: Lugano ◆

XAA AGENZIA ASSICURATIVA S.p.A.
Main office: Milan

LEGEND ◆ Non-resident in Italy ✓ Consolidated using the proportional method

NEW EUROPE

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Pekao Group ◆

BANK PEKAO S.A. - Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd - Main office: Luck

CDM PEKAO S.A. - Main office: Warsaw

CENTRUM KART S.A. - Main office: Warsaw

DRUKBANK Sp.zo.o. - Main office: Zamosc

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Warsaw

PEKAO LEASING Sp.zo.o.
Main office: Warsaw

PEKAO PIONEER PTE S.A. - Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D. - Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNICREDIT ZAGREBACKA BANKA D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD - Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
- Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL
KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL
DEGERLER A.S. - Main office: Istanbul ✓

STICHTING CUSTODY SERVICE KBN ✓
Main office: Amsterdam

Other banks ◆

BULBANK A.D. - Main office: Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A. - Main office: Bucharest

ZIVNOSTENSKA BANKA A.S. - Main office: Prague

Financial ◆

UNICREDIT SECURITIES S.A.
Main office: Bucharest

UNICREDIT LEASING AUTO BULGARIA EOOD
Main office: Sofia

UNICREDIT LEASING BULGARIA EAD
Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Pekao Group ◆

ANICA SYSTEM S.A. - Main office: Lublin

BDK CONSULTING Ltd - Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR"
S.A. - Main office: Czarnkow

GRUPA INWESTYCYJNA NYWIG S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

PEKAO ACCESS Sp.zo.o - Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE
DOBROVOLJNIM
MIROVINSKIM FONDOM - Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO
ZA UPRAVLJANJE OBVEZNIM
MIROVINSKIM FONDOM - Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O. - Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO
I TURIZAM D.D. - Main office: Umag

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O. - Main office: Zagreb

ZANE BH D.O.O. - Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Financial and other companies ◆

AGROCONS CENTRUM A.S.
(in liquidation) - Main office: Bratislava

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

GLOBAL BANKING SERVICES

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

BREAKEVEN S.r.l.
Main office: Verona

UNIRISCOSSIONI S.p.A.
Main office: Turin

Ancillary companies

QUERCIA SOFTWARE S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI
ACCENTRATE S.p.A.
Main office: (Cologno Monzese) Mi

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI
INFORMATIVI S.p.A.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Financial and other companies

I-FABER S.p.A.
Main office: Milan

OTHER COMPANIES

GROUP COMPANIES INCLUDED IN CONSOLIDATION (FULLY CONSOLIDATED)

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Financial and other companies

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

UNICREDIT IRELAND FINANCIAL SERVICES Plc
Main office: Dublin ◆

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO
FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO -
FUNDING LLC II - Main office: Dover ◆

Ancillary companies

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE NET EQUITY METHOD

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

C.R. TRIESTE IRELAND Ltd
(in liquidation) - Main office: Dublin ◆

FIDIA S.G.R. S.p.A. - Main office: Milan

LISEURO S.p.A. - Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana
Esazione Tributi - Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin



PART A - REPORT ON OPERATIONS

Report on Operations

Financial Summary
Key Figures
- Profit and Loss Account
- Balance Sheet
- Staff and Branches

Key Financial Ratios
Ratings
Division Results
- Profit and Loss Account
- Balance Sheet
- Staff and Branches
- Profitability Ratios

Reclassified Accounts
- Profit and Loss Account
- Balance Sheet

Quarterly Figures
- Profit and Loss Account
- Balance Sheet

How the Group has grown
- Profit and Loss Account
- Balance Sheet
- Staff and Branches
- Share Information
- Earnings Ratios

Operating Results and Perfomance
Profit and Loss Account
Balance Sheet - Main Items
The Impact of the Transition to IFRSs

Divisional Results
Retail Division
Corporate and Investment Banking Division
Private Banking and Asset Management Division
New Europe Division

Human Resources

Capital Allocation and Risk Management

Other Information
- Shares and Shareholders
- Corporate Reorganisation and other Group-related Transactions
- The Business Combination with HVB Group

Subsequent Events and Outlook
- Subsequent Events
- Outlook

Main Group Figures

Financial Summary

(€ million)

PROFIT AND LOSS	FIRST HALF 2005	FIRST HALF 2004	CHANGE OVER 1ST HALF 2004	FULL YEAR 2004
Total revenues	5,604	5,203	+ 7.7%	10,375
of which: net interest income	*2,708*	*2,520*	*+ 7.5%*	*5,200*
net commission	*1,799*	*1,653*	*+ 8.8%*	*3,289*
Operating expenses	3,048	2,923	+ 4.3%	5,941
Operating profit	2,556	2,280	+ 12.1%	4,434
Profit before extraordinary items and income tax	1,885	1,663	+ 13.3%	2,988
Net profit	1,418	1,134	+ 25.0%	2,300
Group portion of net profit for the period	**1,301**	**1,049**	**+ 24.0%**	**2,131**

(€ million)

BALANCE SHEET	AS AT 30 JUNE 2005	AS AT 30 JUNE 2004	CHANGE OVER 30 JUNE 2004	AS AT 31.12.2004
Total assets	287,628	243,538	+ 18.1%	265,855
Loans to customers	149,480	133,198	+ 12.2%	140,438
of which: non-performing loans	*2,690*	*2,549*	*+ 5.5%*	*2,621*
Securities	38,384	32,924	+ 16.6%	29,916
Equity investments	3,673	3,496	+ 5.1%	3,536
Direct and Indirect Deposits	434,222	387,830	+ 12.0%	410,130
- Due to customers and securities in issue	162,435	139,779	+ 16.2%	156,923
- Indirect deposits	271,787	248,051	+ 9.6%	253,207
- Indirect deposits under administration	*133,766*	*128,111*	*+ 4.4%*	*128,252*
- Indirect deposits under management	*138,021*	*119,940*	*+ 15.1%*	*124,955*
Subordinated debt	5,878	6,203	- 5.2%	6,541
Shareholders' equity	**14,223**	**13,047**	**+ 9.0%**	**14,036**

STAFF AND BRANCHES	AS AT 30 JUNE 2005	AS AT 30 JUNE 2004	CHANGE OVER 30 JUNE 2004	AS AT 31.12.2004
Number of employees	68,247	69,248	-1,001	68,571
Number of financial consultants	2,250	2,463	-213	2,355
Number of bank branches	4,415	4,536	-121	4,442

Profitability and Financial Ratios and Other Information

	AS AT 30 JUNE 2005	AS AT 30 JUNE 2004	CHANGE OVER 30 JUNE 2004	AS AT 31.12.2004
PROFITABILITY RATIOS (%)				
ROE [1]	20.1	17.5	+ 2.6	17.9
ROE (excluding goodwill amortisation)	22.6	19.9	+ 2.7	20.2
Operating profit/Total assets	1.78	1.87	- 0.09	1.67
Cost/income ratio	54.4	56.2	- 1.8	57.3
RISK RATIOS (%)				
Net non-performing loans/Loans to customers	1.80	1.91	- 0.11	1.87
Net bad and doubtful debts/Loans to customers	3.46	3.64	- 0.18	3.49
CAPITAL RATIOS (%)				
Tier1/Total risk-weighted assets	8.03	7.97	+ 0.06	7.94
Total capital for regulatory purposes/Total risk-weighted assets	11.06	11.43	- 0.37	11.64
				(€ '000)
PRODUCTIVITY RATIOS [2]				
Total revenues per employee	164	150	+ 14	151
Total assets per employee	4,215	3,517	+ 698	3,877
Payroll Costs per employee	52	49	+ 3	49

Notes: [1] Shareholders' Equity used for the ratio was that at the end of the period (excluding net profit for the period).
[2] Employee numbers as at the end of the first half.

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1+	AA-	CREDIT WATCH NEG.
Moody's Investor Service	P-1	Aa2	UNDER REVIEW NEG.
Standard and Poor's	A-1+	AA-	CREDIT WATCH NEG.

(€ million)

BALANCE SHEET	AMOUNTS AS AT 30.06.2005	AMOUNTS AS AT 31.12.2004	CHANGE OVER 31.12.2004 AMOUNT	CHANGE OVER 31.12.2004 PERCENT.	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Assets						
Cash and balances with central banks and post offices	1,945	2,083	- 138	- 6.6%	1,621	+ 20.0%
Due from:						
- customers	149,480	140,438	+ 9,042	+ 6.4%	133,198	+ 12.2%
- banks	25,946	36,521	- 10,575	- 29.0%	28,627	- 9.4%
Trading securities	28,957	19,917	+ 9,040	+ 45.4%	22,844	+ 26.8%
Fixed assets:						
- investment securities	9,427	9,999	- 572	- 5.7%	10,080	- 6.5%
- equity investments	3,673	3,536	+ 137	+ 3.9%	3,496	+ 5.1%
- intangible and tangible fixed assets	4,138	4,082	+ 56	+ 1.4%	4,371	- 5.3%
- positive consolidation and net equity differences	1,010	1,062	- 52	- 4.9%	1,163	- 13.2%
- own shares	358	358	-	-	-	n.s.
Other items	62,694	47,859	+ 14,835	+ 31.0%	38,138	+ 64.4%
Total assets	**287,628**	**265,855**	**+ 21,773**	**+ 8.2%**	**243,538**	**+ 18.1%**
Liabilities and Shareholders' Equity						
Deposits:						
- Due to customers	99,698	103,817	- 4,119	- 4.0%	98,572	+ 1.1%
- Securities in issue	62,737	53,106	+ 9,631	+ 18.1%	41,207	+ 52.2%
- Due to banks	38,669	37,702	+ 967	+ 2.6%	42,830	- 9.7%
Specific reserves	3,958	4,476	- 518	- 11.6%	3,457	+ 14.5%
Other liabilities	61,293	44,994	+ 16,299	+ 36.2%	37,196	+ 64.8%
Loan loss reserve	-	-	-	-	-	-
Subordinated debt	5,878	6,541	- 663	- 10.1%	6,203	- 5.2%
Negative differences on consolidation and net equity	49	54	- 5	- 9.3%	62	- 21.0%
Minorities	1,123	1,129	- 6	- 0.5%	964	+ 16.5%
Shareholders' equity						
- Capital, reserves and fund for general banking risks	12,922	11,905	+ 1,017	+ 8.5%	11,998	+ 7.7%
- Net profit	1,301	2,131	- 830	- 38.9%	1,049	+ 24.0%
Total liabilities and shareholders' equity	**287,628**	**265,855**	**+ 21,773**	**+ 8.2%**	**243,538**	**+ 18.1%**

Profitability and Financial Ratios and Other Information

	AS AT 30 JUNE 2005	2004	CHANGE OVER 30 JUNE 2004	AS AT 31.12.2004
PROFITABILITY RATIOS (%)				
ROE [1]	20.1	17.5	+ 2.6	17.9
ROE (excluding goodwill amortisation)	22.6	19.9	+ 2.7	20.2
Operating profit/Total assets	1.78	1.87	- 0.09	1.67
Cost/income ratio	54.4	56.2	- 1.8	57.3
RISK RATIOS (%)				
Net non-performing loans/Loans to customers	1.80	1.91	- 0.11	1.87
Net bad and doubtful debts/Loans to customers	3.46	3.64	- 0.18	3.49
CAPITAL RATIOS (%)				
Tier1/Total risk-weighted assets	8.03	7.97	+ 0.06	7.94
Total capital for regulatory purposes/Total risk-weighted assets	11.06	11.43	- 0.37	11.64
				(€ '000)
PRODUCTIVITY RATIOS [2]				
Total revenues per employee	164	150	+ 14	151
Total assets per employee	4,215	3,517	+ 698	3,877
Payroll Costs per employee	52	49	+ 3	49

Notes: [1] Shareholders' Equity used for the ratio was that at the end of the period (excluding net profit for the period).
[2] Employee numbers as at the end of the first half.

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1+	AA-	CREDIT WATCH NEG.
Moody's Investor Service	P-1	Aa2	UNDER REVIEW NEG.
Standard and Poor's	A-1+	AA-	CREDIT WATCH NEG.

Divisional Results

(€ million)

PROFIT AND LOSS ACCOUNT

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest income							
First half 2005	1,246	739	54	609	59	1	2,708
First half 2004	*1,141*	*759*	*49*	*536*	*38*	*-3*	*2,520*
Net non-interest income							
First half 2005	1,124	776	588	439	114	-145	2,896
First half 2004	*933*	*779*	*519*	*317*	*144*	*-9*	*2,683*
TOTAL REVENUES							
First half 2005	**2,370**	**1,515**	**642**	**1,048**	**173**	**-144**	**5,604**
First half 2004	***2,074***	***1,538***	***568***	***853***	***182***	***-12***	***5,203***
Operating expenses							
First half 2005	-1,532	-452	-369	-527	-197	29	-3,048
First half 2004	*-1,468*	*-440*	*-370*	*-464*	*-194*	*13*	*-2,923*
OPERATING PROFIT							
First half 2005	**838**	**1,063**	**273**	**521**	**-24**	**-115**	**2,556**
First half 2004	***606***	***1,098***	***198***	***389***	***-12***	***1***	***2,280***
Provisions and net writedowns							
First half 2005	-186	-229	-7	-75	2	-176	-671
First half 2004	*-144*	*-255*	*-2*	*-67*	*-6*	*-143*	*-617*
Extraordinary income							
First half 2005	2	7	5	5	247	-3	263
First half 2004	*-5*	*64*	*9*	*-4*	*35*	*3*	*102*
Income taxes for the period							
First half 2005	-279	-339	-64	-92	8	36	-730
First half 2004	*-199*	*-362*	*-41*	*-59*	*20*	*10*	*-631*
NET PROFIT FOR THE PERIOD							
First half 2005	**375**	**502**	**207**	**359**	**233**	**-258**	**1,418**
First half 2004	***258***	***545***	***164***	***259***	***37***	***-129***	***1,134***
- Minorities							
First half 2005	-	-1	-7	-118	-	9	-117
First half 2004	*-*	*-1*	*-5*	*-81*	*-*	*2*	*-85*
- GROUP PORTION OF NET PROFIT							
First half 2005	**375**	**501**	**200**	**241**	**233**	**-249**	**1,301**
First half 2004	***258***	***544***	***159***	***178***	***37***	***-127***	***1,049***

(€ million)

BALANCE SHEET ITEMS	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Customer loans							
as at 30.06.2005	57,860	72,505	1,652	16,238	11,980	-10,755	149,480
as at 31.12.2004	*56,683*	*67,677*	*1,500*	*14,051*	*12,077*	*-11,550*	*140,438*
Due to customers and securities in issue							
as at 30.06.2005	67,807	25,564	7,404	23,936	66,332	-28,608	162,435
as at 31.12.2004	*67,162*	*28,278*	*6,885*	*22,974*	*56,569*	*-24,945*	*156,923*

STAFF AND BRANCHES	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Number of employees							
as at 30.06.2005	24,633	5,192	3,527	27,854	7,041	-	68,247
as at 31.12.2004	*25,136*	*5,295*	*3,700*	*27,568*	*6,872*	-	*68,571*
Number of branches							
as at 30.06.2005	2,695	244	159	1,311	6	-	4,415
as at 31.12.2004	*2,742*	*243*	*164*	*1,287*	*6*	-	*4,442*

PROFITABILITY RATIOS	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MANAGEMENT	NEW EUROPE	PARENT COMPANY AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Cost/income ratio (%)							
First half 2005	64.6	29.8	57.5	50.3	n.s.	n.s.	54.4
First half 2004	*70.8*	*28.6*	*65.1*	*54.4*	*n.s.*	*n.s.*	*56.2*

Note: The profit and loss account for each Division is formed by combining the profit and loss accounts of the companies included in the Division after making adjustments attributable to these companies, but excluding writedowns of positive consolidation differences. Any goodwill writedowns carried out directly by a subsidiary have been reclassified under Other adjustments. For the Parent Company and other subsidiaries the figure for other net operating income (included in Net non-interest income), mainly represented by expenses claimed back from other Group companies, is deducted from operating costs.
Corporate and Investment Banking figures as at 30 June 2004 have been restated to take account of the transfer of Uniriscossioni and UniCredito Gestione Crediti to the new Global Banking Services Division, which have been aggregated with the figures for the Parent Company and other subsidiaries. Private Banking and Asset Management Division figures have also been restated and other adjustments have been made to take the absorption of Sviluppo Investimenti SIM by Sviluppo Finanziaria into account.

Reclassified Accounts

(€ million)

BALANCE SHEET	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AS AT	CHANGE OVER
	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	30.06.2004
Assets						
Cash and balances with central banks and post offices	1,945	2,083	- 138	- 6.6%	1,621	+ 20.0%
Due from:						
- customers	149,480	140,438	+ 9,042	+ 6.4%	133,198	+ 12.2%
- banks	25,946	36,521	- 10,575	- 29.0%	28,627	- 9.4%
Trading securities	28,957	19,917	+ 9,040	+ 45.4%	22,844	+ 26.8%
Fixed assets:						
- investment securities	9,427	9,999	- 572	- 5.7%	10,080	- 6.5%
- equity investments	3,673	3,536	+ 137	+ 3.9%	3,496	+ 5.1%
- intangible and tangible fixed assets	4,138	4,082	+ 56	+ 1.4%	4,371	- 5.3%
- positive consolidation and net equity differences	1,010	1,062	- 52	- 4.9%	1,163	- 13.2%
- own shares	358	358	-	-	-	n.s.
Other items	62,694	47,859	+ 14,835	+ 31.0%	38,138	+ 64.4%
Total assets	**287,628**	**265,855**	**+ 21,773**	**+ 8.2%**	**243,538**	**+ 18.1%**

Liabilities and Shareholders' Equity	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	CHANGE OVER 30.06.2004
Deposits:						
- Due to customers	99,698	103,817	- 4,119	- 4.0%	98,572	+ 1.1%
- Securities in issue	62,737	53,106	+ 9,631	+ 18.1%	41,207	+ 52.2%
- Due to banks	38,669	37,702	+ 967	+ 2.6%	42,830	- 9.7%
Specific reserves	3,958	4,476	- 518	- 11.6%	3,457	+ 14.5%
Other liabilities	61,293	44,994	+ 16,299	+ 36.2%	37,196	+ 64.8%
Loan loss reserve	-	-	-	-	-	-
Subordinated debt	5,878	6,541	- 663	- 10.1%	6,203	- 5.2%
Negative differences on consolidation and net equity	49	54	- 5	- 9.3%	62	- 21.0%
Minorities	1,123	1,129	- 6	- 0.5%	964	+ 16.5%
Shareholders' equity						
- Capital, reserves and fund for general banking risks	12,922	11,905	+ 1,017	+ 8.5%	11,998	+ 7.7%
- Net profit	1,301	2,131	- 830	- 38.9%	1,049	+ 24.0%
Total liabilities and shareholders' equity	**287,628**	**265,855**	**+ 21,773**	**+ 8.2%**	**243,538**	**+ 18.1%**

(€ million)

PROFIT AND LOSS ACCOUNT	FIRST HALF		CHANGE		YEAR
	2005	2004	P&L	PERCENT.	2004
Net interest	2,560	2,399	+ 161	+ 6.7%	4,920
Dividends and other income from equity investments	148	121	+ 27	+ 22.3%	280
Net interest income	**2,708**	**2,520**	**+ 188**	**+ 7.5%**	**5,200**
Net commission	1,799	1,653	+ 146	+ 8.8%	3,289
Trading profit	564	587	- 23	- 3.9%	993
Other net operating income	533	443	+ 90	+ 20.3%	893
Net non-interest income	**2,896**	**2,683**	**+ 213**	**+ 7.9%**	**5,175**
TOTAL REVENUES	**5,604**	**5,203**	**+ 401**	**+ 7.7%**	**10,375**
Payroll costs	-1,768	-1,689	- 79	+ 4.7%	-3,388
Other administrative expenses	-1,070	-1,014	- 56	+ 5.5%	-2,081
Writedowns of intagible and tangible fixed assets	-210	-220	+ 10	- 4.5%	-472
Operating expenses	**-3,048**	**-2,923**	**- 125**	**+ 4.3%**	**-5,941**
OPERATING PROFIT	**2,556**	**2,280**	**+ 276**	**+ 12.1%**	**4,434**
Amortisation of goodwill	-159	-143	- 16	+ 11.2%	-276
Provisions for risks and charges	-86	-36	- 50	+ 138.9%	-273
Net writedowns of loans and provisions for guarantees and commitments	-430	-438	+ 8	- 1.8%	-891
Net writedowns of financial investments	4	-	+ 4	-	-6
Totale writedowns and provisions	**-671**	**-617**	**-54**	**+ 8.8%**	**-1,446**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**1,885**	**1,663**	**+ 222**	**+ 13.3%**	**2,988**
Extraordinary income (charge) - net	263	102	+ 161	+ 157.8%	218
Change in reserve for general banking risks	-	-	-	-	+ 130
Income taxes for the period	-730	-631	- 99	+ 15.7%	-1,036
NET PROFIT FOR THE PERIOD	**1,418**	**1,134**	**+ 284**	**+ 25.0%**	**2,300**
Minorities	-117	-85	- 32	+ 37.6%	-169
GROUP PORTION OF NET PROFIT	**1,301**	**1,049**	**+ 252**	**+ 24.0%**	**2,131**

Quarterly Figures

(€ million)

BALANCE SHEET	2005		2004			
	30.06	31.03	31.12	30.09	30.06	31.03
Assets						
Cash and deposits with central banks and post offices	1,945	1,933	2,083	1,779	1,621	1,492
Due from:						
- customers	149,480	145,509	140,438	135,218	133,198	127,326
- banks	25,946	30,046	36,521	36,271	28,627	30,486
Trading securities	28,957	27,491	19,917	23,084	22,844	26,202
Fixed assets:						
- investment securities	9,427	9,839	9,999	9,976	10,080	10,558
- equity investments	3,673	3,670	3,536	3,534	3,496	3,507
- intangible and tangible fixed assets	4,138	4,123	4,082	4,224	4,371	4,331
- positive consolidation and net equity differences	1,010	1,034	1,062	1,117	1,163	1,200
- own shares	358	358	358	116	-	-
Other items	62,694	52,526	47,859	43,090	38,138	39,944
Total assets	**287,628**	**276,529**	**265,855**	**258,409**	**243,538**	**245,046**

Liabilities and shareholders' equity						
Deposits:						
- Due to customers	99,698	102,957	103,817	98,003	98,572	96,869
- Securities in issue	62,737	57,177	53,106	48,343	41,207	41,033
- Due to banks	38,669	38,064	37,702	45,385	42,830	44,581
Specific reserves	3,958	4,828	4,476	3,883	3,457	5,154
Other liabilities	61,293	50,896	44,994	41,618	37,196	36,542
Loan loss reserve	-	-	-	-	-	71
Subordinated debt	5,878	6,563	6,541	6,578	6,203	6,200
Negative differences on consolidation and net equity	49	54	54	59	62	62
Minorities	1,123	1,193	1,129	1,034	964	995
Shareholders' equity						
- Capital, reserves and reserve for general banking risks	12,922	14,104	11,905	12,002	11,998	13,073
- Net profit	1,301	693	2,131	1,504	1,049	466
Total liabilities and shareholders' equity	**287,628**	**276,529**	**265,855**	**258,409**	**243,538**	**245,046**

(€ million)

PROFIT AND LOSS ACCOUNT	2005		2004			
	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Net interest	1,286	1,274	1,304	1,217	1,210	1,189
Dividends and other income from equity investments	123	25	98	61	117	4
Net interest income	**1,409**	**1,299**	**1,402**	**1,278**	**1,327**	**1,193**
Net commission	928	871	869	767	855	798
Trading profit	277	287	173	233	295	292
Other net operating income	278	255	235	215	238	205
Net non-interest income	**1,483**	**1,413**	**1,277**	**1,215**	**1,388**	**1,295**
TOTAL REVENUES	**2,892**	**2,712**	**2,679**	**2,493**	**2,715**	**2,488**
Payroll costs	-885	-883	-859	-840	-852	-837
Other administrative expenses	-552	-518	-566	-501	-539	-475
Writedowns of intagible and tangible fixed assets	-108	-102	-130	-122	-114	-106
Operating expenses	**-1,545**	**-1,503**	**-1,555**	**-1,463**	**-1,505**	**-1,418**
OPERATING PROFIT	**1,347**	**1,209**	**1,124**	**1,030**	**1,210**	**1,070**
Amortisation of goodwill	-89	-70	-61	-72	-72	-71
Provisions for risks and charges	-43	-43	-211	-26	-26	-10
Net writedowns of loans and provisions for guarantees and commitments	-216	-214	-231	-222	-246	-192
Net writedowns of financial investments	5	-1	-10	4	-1	1
Totale writedowns and provisions	**-343**	**-328**	**-513**	**-316**	**-345**	**-272**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**1,004**	**881**	**611**	**714**	**865**	**798**
Extraordinary income (charge) - net	56	207	61	55	100	2
Change in reserve for general banking risks	-	-	+ 130	-	-	-
Income taxes for the period	-382	-348	-141	-264	-335	-296
NET PROFIT FOR THE PERIOD	**678**	**740**	**661**	**505**	**630**	**504**
Minorities	-70	-47	-34	-50	-47	-38
NET PROFIT	**608**	**693**	**627**	**455**	**583**	**466**

Note: Quarterly P&L figures are calculated as being the difference between progressive period-end totals and are affected by exchange rate differences as at each period end; this applies especially to the zloty (Pekao Group Accounts) and the US dollar (principally Pioneer USA).

Historical Group Figures [1]

	FIRST HALF 2005	2004	2003	2002	2001	2000	1999	1998 [2]	1997	1996	1995
											(€ million)
CONSOLIDATED PROFIT AND LOSS ACCOUNT											
Totale revenues	5,604	10,375	10,465	10,099	9,989	9,318	7,611	6,299	3,586	3,298	3,189
Net interest income	*2,708*	*5,200*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*	*3,599*	*2,283*	*2,216*	*2,334*
Net commissions and other income	*2,896*	*5,175*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*	*2,700*	*1,303*	*1,082*	*855*
Operating costs	-3,048	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336
Operating profit	2,556	4,434	4,762	4,616	4,726	4,566	3,465	2,806	1,205	967	853
Profit before extraordinary items and income tax	1,885	2,988	3,257	2,924	3,212	3,185	2,271	2,019	720	425	242
Net profit for the period	1,418	2,300	2,090	1,962	1,954	1,858	1,640	509	426	275	146
Group portion of net profit	**1,301**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**	**202**	**248**	**146**	**101**
											(€ million)
CONSOLIDATED BALANCE SHEET											
Total assets	287,628	265,855	238,256	213,349	208,388	202,656	168,927	146,615	91,395	90,415	84,148
Due from customers	149,480	140,438	126,709	113,824	117,622	115,157	101,577	84,481	47,595	42,372	38,655
of which: bad and doubtful debt	*2,690*	*2,621*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*	*2,241*	*1,358*	*1,359*	*1,390*
Due to customers and securities issued	162,435	156,923	135,274	126,745	127,320	118,006	107,071	90,554	55,614	53,059	48,249
Subordinated debt	5,878	6,541	6,190	7,088	7,071	4,594	1,371	1,269	1,525	1,291	1,206
Shareholders' equity	**14,223**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**	**6,099**	**3,946**	**3,219**	**3,136**
PROFITABILITY RATIOS (%)											
ROE [3]	20.1	17.9	17.7	17.2	18.0	19.2	20.0	16.0	7.7	4.8	3.3
Operating profit/Total assets	1.78	1.67	2.00	2.16	2.27	2.25	2.05	1.91	1.32	1.07	1.01
Cost/income ratio	54.4	57.3	54.5	54.3	52.7	51.0	54.5	55.5	66.4	70.7	73.3

ROE (%)


25
20
15
10
5
0
5.3
18.3
17.6
20.1
average 95-97
average 98-01
average 02-04
first half 2005

COST/INCOME RATIO (%)


100
80
60
40
20
0
70.1
53.4
55.4
54.4
average 95-97
average 98-01
average 02-04
first half 2005

[1] The UniCredito Italiano Group was created in 1998 from the aggregation of the Credito Italiano Group, which had acquired a controlling interest in the Rolo Banca 1473 Group in 1995, and the Unicredito Group (Cariverona Banca, Banca CRT and Cassamarca). Subsequent most significant changes are the following: acquisition of the Pekao Group and integration with Caritro in 1999; acquisition of CRTrieste, Cassa di Risparmio di Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold off in the first half 2002), Pol'nobanka (now Unibanka) and the U.S.-based Pioneer Group in 2000; sale of Fiditalia in 2001; acquisition of the controlling interest in Zagrebacka Banka in 2002; proportional consolidation (50%) of Koç Finansal Hizmetler Group and Zivnostenska Banka starting from 2003. Finally, please note that the conclusion of the S3 reorganisation in 2002 also involved the acquisition of Rolo Banca 1473 minorities. In 2003-4 further interests in Cassa di Risparmio di Carpi, Banca dell'Umbria and Locat were acquired.

	FIRST HALF 2005	2004	2003	2002	2001	2000	1999	1998 [2]	1997	1996	1995
SHARE INFORMATION											
Share price (€)											
maximum	4.608	4.421	4.425	5.255	5.865	6.115	5.787	5.395	2.856	1.045	1.114
minimum	4.082	3.805	3.144	3.173	3.202	3.586	3.845	2.899	0.845	0.798	0.803
average	4.374	4.083	3.959	4.273	4.830	4.976	4.606	4.360	1.706	0.918	0.962
end of period	4.375	4.225	4.303	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955
Number of outstanding shares (millions) at period end ◘	6,251.0	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2	4,680.9	2,879.9	2,242.7	2,241.9
shares cum dividend *	6,338.0	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2	4,879.0	2,879.9	2,245.2	2,241.9
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
Dividend per share (€)											
ordinary share	-	0.205	0.171	0.158	0.141	0.129	0.129	0.059	0.041	0.031	0.018
savings share	-	0.220	0.186	0.173	0.156	0.137	0.137	0.067	0.049	0.039	0.026
EARNINGS RATIOS											
Net worth per share (€)	2.24	2.21	2.06	1.95	1.89	1.72	1.55	1.30	1.37	1.44	1.40
Price/ Book value	1.95	1.91	2.09	1.96	2.38	3.24	3.18	3.89	2.07	0.60	0.68
Earnings per share (€)	0.41	0.34	0.31	0.29	0.28	0.28	0.26	0.19	0.09	0.07	0.05
Price/ Earnings ratio	11	13	14	13	16	20	19	26	33	13	21
Payout ratio (%)	-	60.2	55.1	55.2	49.8	46.5	50.3	n.s.	48.0	47.8	40.3
Dividend yield on average price per ordinary share (%)	-	5.02	4.32	3.70	2.92	2.59	2.80	1.36	2.42	3.38	1.88

◘ The number of shares given for 2004 and for the 1st quarter 2005 is net of 87,000,000 own shares.

* The number of shares given for 2004 includes 1,300,000 "performance shares" to be assigned to top management.

EPS - EARNINGS PER SHARE (€)


0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
0.05
0.07
0.09
0.19
0.26
0.28
0.28
0.29
0.31
0.34
0.41
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
first half 2005

[2] ROE and Earnings per share do not take extraordinary amortisation of positive consolidation differences amounting to €740 million into account.

[3] The Shareholders' Equity figure used is that of the year-end excluding profit for the year adjusted to take account of the date of rights issues (€573 million in 1997).

Operating Results and Performance

Profit and Loss Account

NET PROFIT

The first half of 2005 ended with the Group's portion of net profit totalling €1,301 million - a 24% increase over the corresponding period of the previous year (€1,049 million). This performance was primarily due to the positive results achieved in lending and asset management activities that bolstered operating profit growth, which, adjusted for taxes, accounted for about two thirds of the increase in profits for the period. The remaining increase was due to strong growth in extraordinary items which benefited from a capital gain of about €200 million from the sale of the 20.3% stake held in Autostrada Brescia Verona Vicenza Padova ("Serenissima"), partly offset by higher provisions and writedowns for the period.

Annualised ROE was 20.1% compared to 17.5% for the first half of 2004 and 17.9% for the full year and exceeded 19.5% even without the mentioned capital gain on "Serenissima" and the amortisation of goodwill.

Annualised net earnings per share were €0.41 compared to €0.34 for the entire year 2004, while shareholders' equity per share rose to €2,24 (€2.21 at the end of 2004). At end of June prices, these amounts resulted in a price/earnings ratio of 11 and price/book value ratio of 1.95.

OPERATING PROFIT

The Group's operations were affected by a weak domestic economic environment (even weaker than the rest of the euro area), with a recovery in GDP only in the second quarter, after two quarters of downward movements. On the other hand, macro-economic performance in New Europe countries was good. European stock markets rose by about 8% over the half year and by 15% over the twelve-month period (MIB30 was up by 3.6% and 14.7% respectively), while interbank market interest rates for the euro remained largely unchanged for the first half of the year, and just above those of the first half of 2004 (for example one-month Euribor averaged 2.10% for the first half of 2005 compared to 2.06% for the corresponding period of 2004). In currency markets, the dollar posted a gain against the euro (up by +12.6%) for the half year bringing it back to June 2004 levels, while the zloty (the currency in which the balance sheet and profit and loss account of the Pekao Group are denominated) remained stable for the half year, but appreciated substantially for the year (up by +12%).

Against this background, the Group's total revenues reached €5,604 million at the end of June, a 7.7% increase over the first half of 2004 (up by 6.3% net of exchange rate effects) as a result of growth in net interest income (up by 7.5% and by 5.6% at constant exchange rates) and net non-interest income (up by 7.9% and by 6.9% net of exchange rate effects). There was significant growth in both components over the previous quarter and the corresponding period of the previous year.

(€ million)

OPERATING PROFIT	1ST HALF 2005	1ST HALF 2004	CHANGE PERCENT. ACTUAL	CHANGE PERCENT. AT CONSTANT EXCH. RATES	QUARTERS Q2 '05	QUARTERS Q1 '05	QUARTERS Q2 '04
Net interest income	2,708	2,520	+ 7.5%	+ 5.6%	1,409	1,299	1,327
Net non-interest income	2,896	2,683	+ 7.9%	+ 6.9%	1,483	1,413	1,388
Total revenues	**5,604**	**5,203**	**+ 7.7%**	**+ 6.3%**	**2,892**	**2,712**	**2,715**
Operating costs	-3,048	-2,923	+ 4.3%	+ 2.9%	-1,545	-1,503	-1,505
Operating profit	**2,556**	**2,280**	**+ 12.1%**	**+ 10.6%**	**1,347**	**1,209**	**1,210**
Cost/income %	**54.4**	**56.2**			**53.4**	**55.4**	**55.4**

Costs rose by 4.3% (2.9% at constant exchange rates). This was largely the result of faster growth in New Europe Division banks, which operate in economies with higher average inflation rates, and the increase in direct and indirect taxes, which were mainly incurred on behalf of customers, with reimbursement included among non-interest income (if expense reimbursements for taxes, duties and insurance were subtracted from operating expenses, the increase in the latter would be 1.6% at constant exchange rates). As a result, the cost/income ratio fell to 54.4% in the first half of 2005 from 56.2% in the corresponding period of the previous year (57.3% for the full year in 2004).

As a result of these movements, the Group's operating profit for the first half was €2,556 million, an increase of 12.1% over the corresponding period of the previous year (up by +10.6% at constant exchange rates). Operating profit for the second quarter was up by more than 11% over both the first and second quarters of 2004.

OPERATING PROFIT BY DIVISION

As already noted, growth in the Group's operating profit was mainly due to the increase in revenues resulting from positive performance in the lending and asset management areas, which was only partly offset by a decline in trading profits resulting, in particular, from a drop in derivative sales in the corporate segment. These results affected the performance of individual Divisions (see the appropriate section for an analysis of these results). There were sharp increases of about 30-40% in operating income over the first half of 2004 in the Retail, Private Banking and Asset Management and New Europe Divisions, while operating profit in the Corporate and Investment Banking Division (down by 3.2% from the first half of 2004) was affected by a reduction in operations in the derivative area. Growth in the New Europe Division was partly due to a positive exchange rate effect, but was still up by 23.5% even at constant exchange rates. With regard to the Parent Company and other companies (which produced an operating loss, as dividends on equity investments in consolidated companies are not included), the reduction in

operating profit (down by €12 million from the first half of 2004) was due to a modest increase in operating expenses, net of expense reimbursements, and a slight decline in total revenues due to the fact that management fees for tax collection operations were not posted (about €25 million for the half year) due to a delay in the approval of the appropriation decree for the related funds, which were, however, specified in the projected State budget. On the other hand, the increase in consolidation adjustments was primarily attributable to the effect of the other Divisions' placement of a higher volume of Parent Company bonds.

(€ million)

OPERATING PROFIT BY DIVISION

	1ST HALF		CHANGE PERCENT.		QUARTERS		
	2005	2004	ACTUAL	AT CONSTANT EXCH. RATES	Q2 '05	Q1 '05	Q2 '04
Retail	838	606	+ 38.3%	+ 38.3%	422	416	310
Corporate and Investment Banking	1,063	1,098	- 3.2%	- 3.2%	520	543	588
Private Banking and Asset Management	273	198	+ 37.9%	+ 37.9%	141	132	98
New Europe	521	389	+ 33.9%	+ 23.5%	300	221	199
Parent Company and other companies	-24	-12	n.s.	n.s.	15	-39	21
Consolidation adjustments	-115	1	n.s.	n.s.	-51	-64	-6
Consolidated operating profit	**2,556**	**2,280**	**+ 12.1%**	**+ 10.6%**	**1,347**	**1,209**	**1,210**

NET INTEREST INCOME

For the first half of the year, net interest income was €2,708 million, an increase of 7.5% over the corresponding period of 2004 (up by 5.6% net of exchange rate effects) due to higher net interest (up by 6.7%) and dividends and other income on equity investments (up by 22.3%). The growth in net interest, which was achieved despite the fact that two large securitisation transactions were completed over the last twelve months (about €2.5 billion at the end of September 2004 and an additional €3 billion at the beginning of this May), was due to significant growth in business volume, the effect of which was only partly offset by the decline in the spread between lending and deposit rates resulting from the higher percentage of bonds in liabilities.

The increase in dividends and other income on equity investments (up by €27 million) was largely attributable to higher profits from companies valued at net equity (up by €18 million) and the increase in dividends collected from non-consolidated companies.

Quarter-on-quarter growth in net interest held steady for the first quarter (up by 0.9% at current exchange rates and down by 0.3% at constant exchange rates), despite the negative impact of about €7 million from the securitisation of medium-term loans and mortgages totalling about €3 billion carried out by the Retail Division at the beginning of May, and was up by 6.3% over the second quarter of 2004 (up by 3.9% at constant exchange rates) despite the further impact of about €20 million from a securitisation transaction totalling about €2.5 billion which was carried out by

Locat at the end of September. Overall, the negative impact from the two securitisation transactions on the increase over the second quarter of 2004 was estimated at about 2.2% less growth. However, the lower contribution to net interest income was offset by the increase in other operating income related to these securitisation transactions.

(€ million)

NET INTEREST INCOME	1ST HALF		CHANGE		QUARTERS		
	2005	2004	AMOUNT	PERCENT.	Q2 '05	Q1 '05	Q2 '04
Interest income and similar revenues	5,207	4,533	+ 674	+ 14.9%	2,646	2,561	2,331
Interest expense and similar revenues	-2,647	-2,134	- 513	+ 24.0%	-1,360	-1,287	-1,121
Net interest	*2,560*	*2,399*	*+ 161*	*+ 6.7%*	*1,286*	*1,274*	*1,210*
Dividends and other income from equity invetments	148	121	+ 27	+ 22.3%	123	25	117
Net interest income	**2,708**	**2,520**	**+ 188**	**+ 7.5%**	**1,409**	**1,299**	**1,327**
of which:							
Retail	*1,246*	*1,141*	*+ 105*	*+ 9.2%*	*619*	*627*	*579*
Corporate and Investment Banking	*739*	*759*	*- 20*	*- 2.6%*	*377*	*362*	*387*
Private Banking and Asset Management	*54*	*49*	*+ 5*	*+ 10.2%*	*27*	*27*	*23*
New Europe	*609*	*536*	*+ 73*	*+ 13.6%*	*317*	*292*	*277*
Parent Company and other companies	*59*	*38*	*+ 21*	*+ 55.3%*	*63*	*-4*	*63*
Consolidation adjustments	*1*	*-3*	*+ 4*	*n.s.*	*6*	*-5*	*-2*

The increase in net interest over the first half of 2004 was largely due to growth in the Retail Division (up by 8.4%), which was driven by the significant increase in loans (up by 10.4% at the end of June on an annual basis, after the increase of 16.2% at the end of March) despite the narrowing of the loan-deposit rate spread. The increase was due to a lesser extent to the New Europe Division (up by 12.6% at current exchange rates and by 4.2% at constant exchange rates), which was also the result of loan growth (up by 27.5% at current exchange rates and by 18.9% at constant exchange rates). The latter was only partially offset by the reduction in the spread on business transacted with customers. The reduction reported by the Corporate Banking Division (down by 3.2%), which was due to the securitisation transaction noted above (which lowered net interest income for the half year by about €40 million), stands in contrast to the improvement achieved by the Parent Company and other companies (the latter, however, was offset by a reduction in trading profits, which was partly tied to the performance of net interest income).

This performance was reflected at the consolidated level with growth of over €18 billion in average assets with a largely unchanged overall spread (interest income as a percentage of total assets). The average lending rate was up by 2 basis points, and the average deposit rate was up by 4 basis points. For an analysis of movements in individual balance sheet items, figures are provided below for average balances and rates calculated taking hedging transactions into account.

(€ million)

AVERAGE BALANCES, SPREADS AND INTEREST RATES

	FIRST HALF 2005			FIRST HALF 2004		
	AVERAGE BALANCE	INTEREST	AVERAGE RATE	AVERAGE BALANCE	INTEREST RATE	AVERAGE
ASSETS						
Loans to customers (face value)	148,166	3,645	4.96%	135,437	3,386	5.03%
Fixed-rate securities	33,965	649	3.85%	29,441	573	3.91%
Interbank asset position	31,967	362	2.28%	31,100	348	2.25%
Total interest-bearing assets	**214,098**	**4,656**	**4.39%**	**195,978**	**4,307**	**4.42%**
Shares and fixed assets	11,947	100	1.69%	11,880	58	0.98%
Total net assets	**226,045**	**4,756**	**4.24%**	**207,858**	**4,365**	**4.22%**
LIABILITIES AND SHAREHOLDERS' EQUITY						
Deposits (customers and securities)	156,542	1,458	1.88%	134,761	1,085	1.62%
Interbank liability position	40,086	486	2.44%	46,265	665	2.89%
Subordinated debt	6,472	104	3.24%	6,203	95	3.08%
Total interest-bearing liabilities	**203,100**	**2,048**	**2.03%**	**187,229**	**1,845**	**1.98%**
Reserves	15,405			14,369		
Specific reserves, writedowns and balance of other items	7,540			6,260		
Total net liabilities and shareholders' equity	**226,045**	**2,048**	**1.83%**	**207,858**	**1,845**	**1.79%**
NET INTEREST INCOME		**2,708**	**2.41%**		**2,520**	**2.43%**
Loan-deposit rate spread (customers and securities in issue)			*3.08%*			*3.41%*
Spread between interest-bearing assets and liabilities			***2.36%***			***2.44%***

Note: Hedging differentials are attributed to the hedged items.

The loan-deposit spread tightened by about a third of a point due to market factors and the effects of an adverse mix. In fact, the higher level of bonds as a percentage of customer deposits and securities produced a large amount of the increase of nearly a quarter point in the average rate of this item, while the slight decline in the average rate on loans to customers was again attributable to a higher percentage of medium-term loans and mortgages. However, this negative effect was mostly offset by an increase of about €13 billion in average customer loan balances and of over €20 billion in deposits (customer deposits and securities in issue) taking into account the return on investment for higher deposits during the period. If securitised transactions were also included, the contribution of the customer lending component would reflect a large positive figure between the two half-year periods.

Securities and interbank operations rose in terms of average balances at an average rate that is just below the rate for the first half of 2004, while there was a more significant reduction in the related average cost of interbank funding due in part to spreads on hedging transactions. This performance resulted in a partial adjustment of the spread between interest-bearing assets and liabilities to a level that was about 10 basis points lower than the corresponding period of the previous year.

The positive effects derived from the increase in dividends and profits from companies accounted for at net equity, and the increase in reserves and other non-interest-bearing liabilities brought overall spread to 2.41%, which was largely in line with the spread for the first half of 2004 (2.43%).

NET NON-INTEREST INCOME

Net non-interest income totalled €2,896 million, an increase of 7.9% over the first half of 2004 (up by 6.9% at constant exchange rates) due to the sharp rise in net commissions and other net operating income and despite a slight decrease in trading profits Similar results were seen on a quarter-to-quarter basis: this item rose during the second quarter over the previous quarter (up by 5%) and over the corresponding quarter in 2004 (up by 6.8%).

(€ million)

NET NON-INTEREST INCOME

	1ST HALF		CHANGE		QUARTERS		
	2005	2004	AMOUNT	PERCENT.	Q2 '05	Q1 '05	Q2 '04
Commission income	2,108	1,928	+ 180	+ 9.3%	1,103	1,005	994
Commission expense	-309	-275	- 34	+ 12.4%	-175	-134	-139
Net commission	*1,799*	*1,653*	*+ 146*	*+ 8.8%*	*928*	*871*	*855*
Trading profits	564	587	- 23	- 3.9%	277	287	295
Other operating income	640	551	+ 89	+ 16.2%	336	304	290
Other operating expenses	-107	-108	+ 1	- 0.9%	-58	-49	-52
Net other income	*533*	*443*	*+ 90*	*+ 20.3%*	*278*	*255*	*238*
Non-interest Income	**2,896**	**2,683**	**+ 213**	**+ 7.9%**	**1,483**	**1,413**	**1,388**
of which							
Retail	*1,124*	*933*	*+ 191*	*+ 20.5%*	*573*	*551*	*479*
Corporate and Investment Banking	*776*	*779*	*- 3*	*- 0.4%*	*374*	*402*	*427*
Private Banking and Asset Management	*588*	*519*	*+ 69*	*+ 13.3%*	*303*	*285*	*262*
New Europe	*439*	*317*	*+ 122*	*+ 38.5%*	*256*	*183*	*166*
Parent Company and other companies	*114*	*144*	*- 30*	*- 20.8%*	*51*	*63*	*58*
Consolidation adjustments	*-145*	*-9*	*- 136*	*n.s.*	*-74*	*-71*	*-4*

Net commissions were up again in the second quarter (up by 6.5% over the first quarter and up by 8.5% over the second quarter of 2004) reaching a level of €1,799 million at the end of June, representing an increase of 8.8% over the first half of 2004 (up by 8% at constant exchange rates). This increase was the result of commissions on asset management and administration services, which were up by 8.5% over the first half of 2004, and growth in commissions in other business areas (up by 9.3% overall).

(€ million)

NET COMMISSION	1ST HALF		CHANGE	
	2005	2004	P&L	PERCENT.
Asset management, custody and administration:	1,084	999	+ 85	+ 8.5%
securities dealing and placement	*107*	*99*	*+ 8*	*+ 8.1%*
segregated accounts	*86*	*61*	*+ 25*	*+ 41.0%*
management of collective investment funds	*673*	*621*	*+ 52*	*+ 8.4%*
insurance products	*166*	*154*	*+ 12*	*+ 7.8%*
other securities	*52*	*64*	*- 12*	*- 18.8%*
Guarantees and loans	366	307	+ 59	+ 19.2%
Collection and payment services	236	225	+ 11	+ 4.9%
Forex dealing	45	43	+ 2	+ 4.7%
Tax collection services	38	66	- 28	- 42.4%
Other services	30	13	+ 17	+ 130.8%
Total net commission	**1,799**	**1,653**	**+ 146**	**+ 8.8%**

All major areas providing asset management and administration services reported significant increases over the first half of the previous year. In particular, growth in commissions from the trading and placement of securities was primarily attributable to the placement activities of the Group's investment bank. Growth in segregated accounts was linked to the success of highly customisable products launched in 2004. The increase in fees on mutual funds was the result of increased deposit and asset volume and a higher percentage of equity funds, while the rise in commissions on insurance products was tied to the upturn in placements after the decline reported in 2004. The reduction in other securities transactions was instead primarily attributable to the increase in commission expense for financial advisors and external distributors, which are not apportioned to individual products as in the case of the corresponding commission income.

With regard to commissions for other business areas, there was a sharp increase in those for guarantees and loans (up by 19.2%) due to results achieved by UBM in the area of loan syndication, while commissions from tax collection operations were down by €28 million from the first half of 2004 (down by 42%) due to the impossibility of posting the management fee paid by the State (€57 million on an annual basis) specified in the projected budget, but not yet allocated under a decree law. Without the contribution from tax collection operations, the increase in commissions over the first half of 2004 would be 11%.

After the natural adjustment in 2004 following four years of outstanding growth, trading profits for the first half were slightly below the level for the corresponding period of the previous year (down by 3.9%). The reduction from the first half of 2004 concerned mainly the Corporate and Investment Banking Division (down by 18%) and was due to lower volume in sales of derivatives to corporate customers and a decline in trading with institutional customers (but sales to the latter increased), while market maker operations for retail customers remained largely unchanged from the first half of 2004. On the other hand, trading profits in the New Europe Division more than doubled over the first half of 2004.

Other net operating income rose by €90 million (+20.3%) over the first half of 2004 (up by €85 million at constant exchange rates, or 18.4%). This increase was mainly due to higher income from securitisation transactions (up by €42 million), the increase in indirect tax reimbursements (up by €35 million, and a similar increase in administrative expenses following the increase in stamp duty in the last Budget), the reduction in the monetary loss due to the drop in inflation in Turkey (up by €9 million) and other changes that had a lesser individual impact.

OPERATING COSTS

Operating expenses totalled €3,048 million representing a 4.3% increase over the first half of 2004, or a 2.9% increase at constant exchange rates. This increase was largely due to factors indicated in the comments on operating profit. Within this item, payroll costs changed in line with the total, while the higher increase in other administrative expenses was partly offset by the reduction in writedowns of intangible and tangible fixed assets (excluding goodwill).

(€ million)

OPERATING COSTS

	1ST HALF		CHANGE		QUARTERS		
	2005	2004	AMOUNT	PERCENT.	Q2 '05	Q1 '05	Q2 '04
Payroll costs	-1,768	-1,689	- 79	+ 4.7%	-885	-883	-852
Other administrative expenses	-1,070	-1,014	- 56	+ 5.5%	-552	-518	-539
Writedowns of intangible and tangible fixed assets	-210	-220	+ 10	- 4.5%	-108	-102	-114
Operating costs	**-3,048**	**-2,923**	**- 125**	**+ 4.3%**	**-1,545**	**-1,503**	**-1,505**
of which:							
Retail	*-1,532*	*-1,468*	*- 64*	*+ 4.4%*	*-770*	*-762*	*-748*
Corporate and Investment Banking	*-452*	*-440*	*- 12*	*+ 2.7%*	*-231*	*-221*	*-226*
Private Banking and Asset Management	*-369*	*-370*	*+ 1*	*- 0.3%*	*-189*	*-180*	*-187*
New Europe	*-527*	*-464*	*- 63*	*+ 13.6%*	*-273*	*-254*	*-244*
Parent Company and other companies	*-197*	*-194*	*- 3*	*+ 1.5%*	*-99*	*-98*	*-100*
Consolidation adjustments	*29*	*13*	*+ 16*	*n.s.*	*17*	*12*	*-*

Payroll costs rose by 4.7%, or by 3.5% at constant exchange rates, over the corresponding period of the previous year due to the following:

- A 2.1% increase (including a 1.2% increase due to exchange rate effects) in the Group's banks in Eastern Europe;
- A 2.6% increase for the Group's remaining banks and companies due to increases resulting from the recent contract renewal on the first half of 2005, higher charges for the bonus system (owing to good performance reported in the last quarter of 2004 and higher provisions for the current period) and the protection and introduction of specific specialist positions. These increases were only partly absorbed by the overall reduction in staff as compared to 30 June 2004.

Over two thirds of the increase in other administrative expenses (€56 million) was the result of taxes and duties (especially stamp revenue contracts), which rose by €39 million (up by 30.7%) over the first half of 2004 following increases imposed by the Financial Law. Without this item, annual growth was 1.9% (up by 0.2% at constant exchange rates) and was largely from property rental and other related expenses (an overall increase of €12 million or 6.7%). The increase in rental expense was partially due to greater use of rented offices following the sale of several properties in 2004, and thus, should also be seen in relation to the reduction in depreciation (there was a savings of about €2.5 million for properties sold as compared to the first half of 2004).

Overall, depreciation was down by €10 million, or 4.5%, and by €16 million, or 7.1%, at constant exchange rates, due primarily to the reduction in depreciation on furniture and equipment.

(€ million)

OTHER ADMINISTRATIVE EXPENSES

	1ST HALF		CHANGE	
	2005	2004	AMOUNT	PERCENT.
External consultants	76	75	+ 1	+1.3%
Advertising	59	54	+ 5	+9.3%
Insurance	24	24	..	..
Security	34	33	+ 1	+3.0%
Various services rendered by third parties	130	130	..	..
Expenses relating to premises	191	179	+ 12	+6.7%
Rentals	*123*	*115*	*+ 8*	*+7.0%*
Maintenance and cleaning	*35*	*32*	*+ 3*	*+9.4%*
Utilities	*33*	*32*	*+ 1*	*+3.1%*
Maintenance and lease rentals for furniture and equipment	112	107	+ 5	+4.7%
Postal, telecom and office supplies	131	139	- 8	-5.8%
Travel expense including hire	42	38	+ 4	+10.5%
Credit information and enquires	14	9	+ 5	+55.6%
Other	91	99	- 8	-8.1%
Total Other Expenses	**904**	**887**	**+ 17**	**+1.9%**
Indirect duties and taxes	166	127	+ 39	+30.7%
Other administrative expenses	**1,070**	**1,014**	**+ 56**	**+5.5%**

NET PROFIT

For explanatory purposes, the table below shows reclassified entries leading from the operating profit to net profit with a comparison to the prior year.

(€ million)

NET PROFIT

	1ST HALF		CHANGE		YEAR
	2005	2004	P&L	PERCENT.	2004
Operating profit	**2,556**	**2,280**	**+ 276**	**+12.1%**	**4,434**
Net extraordinary income	263	102	+ 161	+ 157.8%	218
Subtotal	**2,819**	**2,382**	**+ 437**	**+18.3%**	**4,652**
Goodwill amortisation	-159	-143	- 16	+11.2%	-276
Provisions, writedowns and write-backs	-512	-474	- 38	+8.0%	-1,170
- Provisions for risks and charges	*-86*	*-36*	*- 50*	*+138.9%*	*-273*
- Net writedowns of loans and provisions for guarantees and commitments	*-430*	*-438*	*+ 8*	*-1.8%*	*-891*
- Net writedowns on financial fixed assets	*4*	*-*	*+ 4*	*n.s.*	*-6*
Gross profit	**2,148**	**1,765**	**+ 383**	**+21.7%**	**3,206**
of which: profit before extraord. items and income tax	*1,885*	*1,663*	*+ 222*	*+13.3%*	*2,988*
Income tax for the year	-730	-631	- 99	+15.7%	-1,036
Change in the reserve for general banking risk	-	-	-	-	+ 130
Net profit for the period	**1,418**	**1,134**	**+ 284**	**+25.0%**	**2,300**
Minorities	-117	-85	- 32	+37.6%	-169
Group portion of net profit for the period	**1,301**	**1,049**	**+ 252**	**+24.0%**	**2,131**

The contribution from extraordinary items was €263 million compared to €102 million for the first half of 2004 with extraordinary income of €305 million (up by €117 million over the first half of 2004) and extraordinary charges of €42 million (down by €44 million from the corresponding period of the previous year). The most significant components of this balance are as follows:

- capital gains, net of losses, of €237 million, including €211 million on equity investments and €25 million on properties. The most significant profits generated on equity investments during the half year were from the €199 million capital gain on the "Serenissima" motorway noted above, and €11 million from the sale of the stake held in STT;
- surplus over previous provisions of €22 million.

Amortisation of goodwill (including the amortisation of positive consolidation differences of €99 million) totalled €159 million compared to €143 million for the first half of 2004. The most significant amounts included in this amortisation were for the Pioneer Group (€53 million) and the Pekao Group (€35 million).
At the end of June provisions for risks and charges totalled €86 million compared to €36 million for the first half of 2004. Of this amount, about €40 million was to cover legal risks in connection with pending revocatory and other legal proceedings. The increase was primarily attributable to the Corporate Division and to a lesser extent to the Retail Division.

Net writedowns of loans and provisions for guarantees and commitments were €430 million compared with €438 million for the first half of 2004 (down by 1.8%) and were the combined result of writedowns (€696 million) and write-backs (€266 million), which included €138 million in write-backs for collections during the period. The improvement was due to the reduction for the Corporate Division (down by €52 million), which, during the first half of 2004 had reported a high volume of writedowns for several large loans. This reduction was largely offset by higher writedowns in the Retail Division, due in part to the sharp growth in loans.

Taking into account only the portion relating to loans and advances to customers, the net amount of writedowns for the half year dropped from 0.32% in the first half of 2004 (0.64% for the entire year) to 0.28% this year as a percentage of the corresponding asset items.
In addition, taking into account net write-backs on financial fixed assets of €4 million, total provisions, writedowns (excluding the amortisation of goodwill) and write-backs were €512 million, a €38 million increase over the first half of 2004.
Thus, earnings before taxes at the end of June totalled €2,148 million, a 21.7% increase over the corresponding period of the previous year, while profit before extraordinary items and income tax was €1,885 million (up by 13.3%).

Income taxes were up by 15.7% over the first half of 2004 to €730 million representing 33.8% of earnings before taxes, which was lower than the 35.8% reported for the first half of 2004 due primarily to higher extraordinary income with no tax impact.
Net profit for the period was thus €1,418 million, a 25% increase over the first half of 2004. The minority interest in this income (€117 million) was up by €32 million mainly due the increase in profits for the Pekao Group. The Group portion of net profits was €1,301 million, which was up by 24% over the €1,049 million for the corresponding period of the previous year.

NET PROFIT BY DIVISION

Below is the contribution of individual Divisions to the Group's net profit, reflecting the performance of operating profit. For further details see the appropriate section on each Division. The increase in the contribution of the Parent Company and other companies (up by €196 million over June 2004) was due to capital gains generated on equity investments, while consolidation adjustments were down by €122 million mainly due, as noted above, to the impact of the higher placements of Parent Company bonds with the other Divisions.

(€ million)

NET PROFIT BY DIVISION

	1ST HALF		CHANGE		QUARTERS		
	2005	2004	AMOUNT	PERCENT.	Q2 '05	Q1 '05	Q2 '04
Retail	375	258	+ 117	+ 45.3%	188	187	131
Corporate and Investment Banking	501	544	- 43	- 7.9%	250	251	303
Private Banking and Asset Management	200	159	+ 41	+ 25.8%	103	97	92
New Europe	241	178	+ 63	+ 35.4%	138	103	96
Parent Company and other companies	233	37	+ 196	n.s.	63	170	43
Consolidation adjustments	-249	-127	- 122	n.s.	-134	-115	-82
Net profit	**1,301**	**1,049**	**+ 252**	**+ 24.0%**	**608**	**693**	**583**

RECONCILIATION OF NET PROFIT

Finally, below is provided a reconciliation of the net profit of the Parent Company to consolidated net profit.

(€ million)

RECONCILIATION OF NET PROFIT		1ST HALF 2005
Parent Company net profit		**156**
Net profit of fully consolidated group companies		**1,547**
UniCredit Banca	466	
UniCredit Banca d'Impresa	271	
Bank Pekao (Consolidated figure)	180	
UniCredit Banca Mobiliare	169	
Pioneer Global Asset Management (Consolidated figure)	117	
Koç Finansal Hizmetler (Consolidated figure)	51	
Zagrebacka Banka (Consolidated figure)	46	
UniCredit Private Banking	44	
Locat	43	
UniCredito Italiano Bank Ireland	33	
Bulbank	27	
Banca dell'Umbria	23	
UniCredit Clarima Banca	22	
UniCredit Banca per la Casa	18	
UniCredit Banca Mediocredito	14	
UniCredito Gestione Crediti	9	
Cassa di Risparmio di Carpi	8	
Banca Agricola Commerciale S. Marino	7	
UniCredit Xelion Banca	-18	
others	17	
		1,703
Net profit of affiliates valued at net equity		**37**
Less: dividend received		**-44**
by the Parent Company	-4	
by other Group Companies	-40	
Amortisation of positive consolidation differences		**-99**
Other adjustments on consolidation		**-179**
reversal of writedowns/write-backs of equity investments	+39	
reversal of extraordinary income/charges of equity investments	-171	
other adjustments	-47	
Minorities		**-117**
Group portion of Net Profit		**1,301**

Lending, Deposits and Assets under Management

LOANS TO CUSTOMERS

Despite a relatively weak economic environment, there continued to be strong loan growth in Italy due to low interest rates and household demand, especially for home purchases. In fact, at the end of June total loans for the industry (provided by entities operating in Italy and reported at face value excluding non-performing loans and Repo transactions) were 4.4% higher than in December 2004 with a higher growth rate for the first half on an annual basis (up by 8.1% at the end of June compared to 5.5% at the end of December 2004). Loan growth at the industry level, which continues to be driven by medium and long-term loans with annualised growth rates of around 13.5%, benefited from a relative upturn in short-term loans during the half year (the annualised change went from 4.4% in December to 0.3% at the end of June), which were 1.1% higher than at the end of 2004, due in part to extraordinary financial transactions. With regard to sector trends, demand for loans remained strong among households while growth in loans to non-financial companies was slower, but still higher than the growth of nominal GDP. Loans to households grew an average of 12.9% for the first half over the corresponding period of the previous year (13.4% in December 2004) while loans to businesses rose by an annual average of 6.6% for the period, which was at a faster pace than in December 2004. However, this accelerated pace was primarily due, as noted above, to extraordinary financial transactions related to the Telecom-TIM merger at the beginning of the year, and the declining ability of companies to fund themselves out of cash flow as a result of lower profit growth (gross operating profit declined again in the first quarter of 2005 for the second quarter in a row).

In this environment the Group reported loan growth that was higher than that reported by the industry despite the securitisation transactions noted above, carried out over the last twelve months (about €2.5 billion in finance leases at the end of September, and about €3 billion in medium-term loans and mortgages at the beginning of May). At the end of June loans to Group customers were up by 6.4% over the end of 2004, resulting in a growth rate of 12.2% on an annual basis. Without the impact of the securitisation transactions, the increase would have been 8.4% over December and 16.4% over June 2004. Net of repo transactions, which rose sharply over the twelve-month period, loans to customers still rose by 6.1% for the half year and by 9.6% over the twelve-month period (up by 8.2% and 13.8% if securitised loans are taken into account).

(€ million)

LOANS TO CUSTOMERS BY LOAN TYPE

	AMOUNTS AS AT			CHANGE OVER	AMOUNTS	CHANGE OVER
	30.06.2005	31.03.2005	31.12.2004	31.12.2004	30.06.2004	30.06.2004
Bills discounted	1,018	928	973	+ 4.6%	1,045	- 2.6%
Current accounts	24,166	23,014	22,292	+ 8.4%	21,903	+ 10.3%
Medium-term loans and mortgages	61,388	58,288	58,904	+ 4.2%	54,106	+ 13.5%
Other non-overdraft lending	42,761	43,594	39,262	+ 8.9%	39,387	+ 8.6%
Leasing contracts	7,696	7,228	7,080	+ 8.7%	8,730	- 11.8%
Other transactions	6,850	6,575	7,092	- 3.4%	6,084	+ 12.6%
Total loans (excluding Repos)	**143,879**	**139,627**	**135,603**	**+ 6.1%**	**131,255**	**+ 9.6%**
Repo transactions	5,601	5,882	4,835	+ 15.8%	1,943	+ 188.3%
Total loans to customers	**149,480**	**145,509**	**140,438**	**+ 6.4%**	**133,198**	**+ 12.2%**

Loan growth affected all major products offered by the Group. Medium-term loans and mortgages, which continued to benefit from a robust property market and low interest rates, rose by 4.2% over December and by 13.5% over June 2004 (by 9.3% and 19% respectively if securitised contracts are also taken into account), while current accounts and other loans, which include import-export loans and non-overdraft loans, rose by 8.7% overall for the half year and by 9.2% on an annual basis. Loans under finance leasing contracts rose by 8.7% over December but were down from June 2004 levels due to the securitisation transaction carried out at the end of September 2004.

The performance described had a positive impact on all Divisions for the half and full-year periods despite the impact from the securitisation transactions referenced above. On the other hand, loans of the Parent Company and other companies, which were nearly unchanged from year-end 2004 levels, were down by 14.2% over the twelve-month period due to the reduction of the loan used by Locat as a result of the securitisation transaction.

More specifically, the Retail Division, whose growth suffered by over 5 percentage points from the securitisation transaction, still reported a 2.1% increase for the half year and a 10.4% increase over June 2004, while the Corporate Banking Division, whose performance is still bolstered by repos, rose by 7.1% for the half year, and despite the securitisation transaction noted above, by 11.6% on an annual basis (net of repo transactions and the effects of the securitisation transaction, the increase would have been 6.4% over December and about 10% over June 2004). The increase in the New Europe Division (up by 15.6% over December and by 27.5% on an annual basis) was largely due to sharp growth in operations and only partly to exchange rate movements (up by 11.7% for the half year and by 18.9% over June 2004 at constant exchange rates).

(€ million)

CUSTOMER LOANS - BREAKDOWN BY DIVISION

	AMOUNTS AS AT			CHANGE OVER	
	30.06.2005	31.12.2004	30.06.2004	31.12.2004	30.06.2004
Retail	57,860	56,683	52,421	+ 2.1%	+ 10.4%
Corporate and Investment banking	72,505	67,677	64,945	+ 7.1%	+ 11.6%
Private Banking and Asset Management	1,652	1,500	1,197	+ 10.1%	+ 38.0%
New Europe	16,238	14,051	12,734	+ 15.6%	+ 27.5%
Parent Company and other companies	11,980	12,077	13,962	- 0.8%	- 14.2%
Consolidation adjustments	-10,755	-11,550	-12,061	- 6.9%	- 10.8%
Total loans to customers	**149,480**	**140,438**	**133,198**	**+ 6.4%**	**+ 12.2%**

Loan performance by sector (reported in items 1 and 2 of Part C) for the half year showed an increase for non-financial companies (up by about €7 billion or 9.5%) and for financial companies (up by about €1.5 billion or 13.1%), while the household sector (especially consumer households) and other operators were affected by the aforementioned securitisation of medium-term loans and mortgages (if these medium-term loans and mortgages are also included, the increase from the beginning of the year would rise from about 1% to 6.8%).

The market share for entities operating in Italy remained nearly unchanged from year end, but would increase by 0.2% (from 10.83% to 11.03%) if the €3 billion in securitised medium-term loans and mortgages were included. A similar increase would be reported for short-term loans (from 10.50% to 10.70%) and for longer term loans (from 11.05% to 11.23%), if securitised medium-term loans and mortgages were included.

(units operating in Italy)

MARKET SHARE OF CUSTOMER LOANS

	UNICREDIT GROUP'S MARKET SHARE			ITALIAN BANKING INDUSTRY		
	30.06.2005	31.12.2004	30.06.2004	(€ MILLION) 30.06.2005	CHANGE OVER 31.12.2004	CHANGE OVER 30.06.2004
Short-term	10.70%	10.50%	10.68%	442.477	+ 1.2%	+ 0.3%
Medium-long term	10.85%	11.05%	11.03%	702.306	+ 6.5%	+ 13.6%
Total	**10.79%**	**10.83%**	**10.88%**	**1,144,783**	**+ 4.4%**	**+ 8.1%**

BAD AND DOUBTFUL DEBTS

In the first quarter the brisk pace of loan growth at industry level was accompanied by relatively slower growth in non-performing loans due in part to the fact that the Parmalat default no longer affected the basis for comparison. If non-performing loans are broken down by region, it can be seen that there has been particularly high growth for several quarters in several regions in which the Group has a strong presence, such as the Veneto and Trentino, and to a lesser extent in Piedmont. For the industry as a whole, in the first half gross non-performing loans for entities operating in Italy rose by a little more than €1 billion over the previous year (up by 2.2% compared to 6% in December 2004). As a result, the ratio of gross non-performing loans to total loans (including non-performing loans) improved from 4.72% in December to 4.54% at the end of June. The Group's ratio of non-performing loans to loans, calculated using equivalent data, also dropped slightly for the half year from 3.15% to 3.12%.

During the half year, the Group's gross bad and doubtful debts rose by about €488 million, or 5.2%, while writedowns of these debts rose by €210 million (up by 4.6%). In addition to these, there were general writedowns of performing loans, which posted an increase of €106 million over December, reaching a level of €1,414 million, or 0.97% of corresponding gross loans.

Thus, the book value of bad and doubtful debts was up by €278 million for the half year (up by 5.7%) due primarily to restructured loans, and to a lesser extent, to non-performing loans and doubtful loans. The increase in restructured loans and loans to countries at risk occurred in the second quarter, while overall non-performing loans and doubtful loans remained virtually unchanged at end-of-March 2005 levels.

Net flows from performing loans were €996 million, as against €1,019 million for the first half of 2004.

(€ million)

ASSET QUALITY

	AMOUNTS AS AT			CHANGE OVER 31.12.2004	
	30.06.2005	31.03.2005	31.12.2004	AMOUNT	PERCENT.
Non-performing loans	2,690	2,676	2,621	+ 69	+ 2.6%
Doubtful loans	2,075	2,081	1,991	+ 84	+ 4.2%
Restructured loans and loans subject to restructuring	337	234	237	+ 100	+ 42.2%
Loans to high-risk countries	77	45	52	+ 25	+ 48.1%
Total bad and doubtful debts (customers)	**5,179**	**5,036**	**4,901**	**+ 278**	**+ 5.7%**
Performing loans	144,301	140,473	135,537	+ 8,764	+ 6.5%
Total loans to customers	**149,480**	**145,509**	**140,438**	**+ 9,042**	**+ 6.4%**
Loans to high-risk countries - Banks	24	16	18	+ 6	+ 33.3%
Other bad and doubtful debts - Banks	2	1	1	+ 1	n.s.

As can be seen in the table below, the ratio of total bad and doubtful debts to total loans to customers fell from 6.47% at the beginning of the year to 6.40% at the end of the half year at face value, and from 3.49% to 3.46% at book value, with a relatively stable coverage ratio at just above 48%. The reduction of bad and doubtful debts as a ratio of total loans to customers was also partly limited by the securitisation transaction carried out during the half year: if these loans were also included, the ratio would, in fact, drop to 6.28% of gross values and to 3.40% of book values.

More specifically, if only problem loans are considered, in the first half of 2005 the percentage of non-performing loans to total loans dropped to 4.39% at face value and 1.80% at carrying value (4.50% and 1.87% respectively in December), with a slightly higher coverage ratio (up from 60.2% to 60.6%). A similar trend can be seen for doubtful loans: the ratio of doubtful loans to gross loans was 1.67% (1.70% in December), while the ratio to net loans was 1.39% (1.42% at the end of the previous year) with a coverage ratio of 20.2% compared to 19.8% in December 2004.

(€ million)

BAD AND DOUBTFUL DEBTS BY CATEGORY

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL
As at 30.06.2005					
Face value	6,829	2,601	431	96	9,957
as a percentage of total loans	*4.39%*	*1.67%*	*0.28%*	*0.06%*	*6.40%*
Writedowns	4,139	526	94	19	4,778
as a percentage of face value	*60.6%*	*20.2%*	*21.8%*	*19.8%*	*48.0%*
Book Value	2,690	2,075	337	77	5,179
as a percentage of total loans	*1.80%*	*1.39%*	*0.23%*	*0.05%*	*3.46%*
As at 31.12.2004					
Face value	6,586	2,484	334	65	9,469
as a percentage of total loans	*4.50%*	*1.70%*	*0.23%*	*0.04%*	*6.47%*
Writedowns	3,965	493	97	13	4,568
as a percentage of face value	*60.2%*	*19.8%*	*29.0%*	*20.0%*	*48.2%*
Book Value	2,621	1,991	237	52	4,901
as a percentage of total loans	*1.87%*	*1.42%*	*0.17%*	*0.04%*	*3.49%*

Finally, below is a breakdown of bad and doubtful debts by Division at face and book value, as compared with the corresponding figures in December 2004.

(€ million)

BAD AND DOUBTFUL DEBTS BY DIVISION

	RETAIL	CORPORATE AND INVESTMENT BANKING	NEW EUROPE	PARENT CO. AND OTHER SUBSIDIARIES	AGGREGATE TOTAL	CONSOLIDATED TOTAL
As at 30.06.2005						
Face value	3,708	2,971	3,077	135	9,891	9,957
as a percentage of total loans	*6.22%*	*4.00%*	*16.44%*	*0.97%*	*5.94%*	*6.40%*
Writedowns	1,436	962	2,263	104	4,765	4,778
as a percentage of face value	*38.7%*	*32.4%*	*73.5%*	*77.0%*	*48.2%*	*48.0%*
Book Value	2,272	2,009	814	31	5,126	5,179
as a percentage of total loans	*3.93%*	*2.77%*	*5.01%*	*0.23%*	*3.20%*	*3.46%*
As at 31.12.2004						
Face value	3,536	2,722	3,040	141	9,439	9,469
as a percentage of total loans	*6.06%*	*3.93%*	*18.53%*	*1.03%*	*5.98%*	*6.47%*
Writedowns	1,351	960	2,152	99	4,562	4,568
as a percentage of face value	*38.2%*	*35.3%*	*70.8%*	*70.2%*	*48.3%*	*48.2%*
Book Value	2,185	1,762	888	42	4,877	4,901
as a percentage of total loans	*3.86%*	*2.60%*	*6.32%*	*0.31%*	*3.21%*	*3.49%*

For the Retail Division, total gross bad and doubtful debts were up by €172 million for the half year (primarily non-performing loans), to 6.22% of corresponding loans (or 5.92% if the securitised loans are included) compared to 6.06% in December 2004, with a coverage ratio of 38.7% (38.2% at the beginning of the year). Net amounts rose by €87 million to 3.93% of loans (or to 3.73% if the securitised loans are included) from 3.86% in December 2004. On the other hand, about 80% of the €249 million increase in gross bad and doubtful debts in the Corporate Division for the half year is made up of restructured loans and doubtful loans. The higher percentage of these categories was also partly responsible for the reduction in the coverage ratio (32.4% compared to 35.3% at the beginning of the year). The Division's bad and doubtful debts as a percentage of gross debts therefore rose to 4% and to 2.77% at book values (3.93% and 2.60% respectively in December). On the other hand there was a further improvement in bad and doubtful loans in the New Europe Division, and especially in book-value terms, with a drop in absolute value from €888 to 814 million for the half year, and as a ratio to total loans (from 6.32% at the end of 2004 to 5.01% in June 2005).

DIRECT AND INDIRECT DEPOSITS

The uncertainty over economic prospects has contributed to the continued high risk aversion of investors who favour traditional forms of investments despite recovering equity markets. In this environment, at the end of June total direct deposits for the banking sector (deposits including CDs, Repos and bonds) were up by 3.5% from the end of December with annual growth largely in line with loan growth (up by 8.7% at the end of June from +7.1% in December) due to continued steady growth in account deposits (up by 6.8% over June 2004) and securities in issue (up by 11.5% year-

on-year). At the same time, there was a slight retreat in Repo-based deposits from December, but this category remained well above the June 2004 level (up by 8.8%).

In the area of indirect deposits, positive equity market performance in the second quarter (especially in European markets) had a positive effect on the asset management market which continued to grow beyond the gains achieved in the first quarter. For the first half of the year, total mutual funds (Italian and foreign funds managed by Italian intermediaries) rose by 3.7% over December 2004, which was almost entirely due to performance (accounting for an increase of 3.5% over December), while net deposits posted a slight inflow (up by €676 million after an outflow of €4.6 billion for all of 2004) confirming the cautious attitude of investors who prefer more traditional types of investments such as direct deposits over funds.

As a result, total direct and indirect deposits of Group customers rose by 5.9%, to about €434 billion, from the beginning of the year (due primarily to increased direct deposits in securities and higher indirect deposits) and by 12% from June 2004.

During the half year, there was a shift within this aggregate towards indirect deposits, which accounted for 62.6% of the total, up from 61.7% at the end of December, but still lower than the 64% reported in June 2004.

(€ million)

DIRECT AND INDIRECT DEPOSITS BY TYPE

	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AMOUNTS	CHANGE OVER
	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	30.06.2004
Direct deposits	**162,435**	**156,923**	**+ 5,512**	**+ 3.5%**	**139,779**	**+ 16.2%**
Due to customers (excluding Repos)	89,037	87,301	+ 1,736	+ 2.0%	85,180	+ 4.5%
Repo transactions	10,661	16,516	- 5,855	- 35.5%	13,392	- 20.4%
Securities in issue	62,737	53,106	+ 9,631	+ 18.1%	41,207	+ 52.2%
Indirect deposits [1]	**271,787**	**253,207**	**+ 18,580**	**+ 7.3%**	**248,051**	**+ 9.6%**
In administration	133,766	128,252	+ 5,514	+ 4.3%	128,111	+ 4.4%
Under management	138,021	124,955	+ 13,066	+ 10.5%	119,940	+ 15.1%
Total customer deposits	**434,222**	**410,130**	**+ 24,092**	**+ 5.9%**	**387,830**	**+ 12.0%**

[1] Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Marked to market.

DIRECT DEPOSITS

Direct deposits were €162.4 billion, a 3.5% increase for the half year, despite the sharp decline in Repo transactions (down by 35.5%), which was, however, offset by growth in securities in issue. As a result, the annual increase was 16.2%, of which just over one percentage point was due to a positive exchange rate effect, with individual components performing in line with results for the first half of the year.

To be specific, securities in issue rose by 18.1% for the half year and by 52.2% over the end of June 2004.

Approximately €5.4 billion of the increase for the half year, and €12.6 billion for the full year was due to bond issues placed by the Parent Company to provide balanced financing for the Group's development plans in the area of medium and long-term loans. In fact, bonds reached a level of €33.4 billion compared to €24 billion at the end of December (up by 39.3%) and €17.7 billion in June 2004. However, there was a decline (4.5%) in outstanding certificates of deposit from December 2004. At the end of June, CDs rose to a level of €26.1 billion which was still 20% higher than June 2004 due to significant issues by foreign branches in the second half of last year. In addition, about €1 billion in notes (included in other securities) was issued during the half year period.

Finally, total customer deposits net of repos rose by 2% over December despite unfavourable seasonal effects, and by 4.5% on an annual basis. Changes in this item, including primarily current account and savings deposits, can be broken down by Division as follows:

(€ million)

CUSTOMER DEPOSITS BY DIVISION

	AMOUNTS AS AT			CHANGE OVER	
	30.06.2005	31.12.2004	30.06.2004	31.12.2004	30.06.2004
Retail	42,858	42,033	41,052	+ 2.0%	+ 4.4%
Corporate and Investment banking	12,105	11,811	11,690	+ 2.5%	+ 3.6%
Private Banking and Asset Management	5,571	4,892	4,354	+ 13.9%	+ 28.0%
New Europe	23,125	22,289	20,730	+ 3.8%	+ 11.6%
Parent Company and other companies	6,641	7,833	8,256	- 15.2%	- 19.6%
Consolidation adjustments	-1,263	-1,557	-902	- 18.9%	+ 40.0%
Due to customers (excluding Repos)	**89,037**	**87,301**	**85,180**	**+ 2.0%**	**+ 4.5%**

For both the half year and full year, all Divisions reported growth in customer deposits net of Repos, while the Parent Company posted a decline (down by 15.2% for the half year and by 19.6% for the full year) due to the restructuring of sources of funding. Including securities in issue and Repos, the Parent Company and other companies reported a 17.3% increase over December and a 48.6% increase over June 2004. Performance of the Retail Division was largely in line with the consolidated figure (to which it contributed nearly 50%) as was the performance of the Corporate Division. The Private Banking Division reported sharp growth, even though the base for comparison was much smaller, due to good performance at all companies. Finally, performance in the New Europe Division remained on an upward trend even net of the exchange rate effect (up by 0.6% over December and by 3.8% over June 2004) despite the shift of funds towards asset management products.

The market share of the Group's units operating in Italy in direct deposits with domestic customers was up by about 10 basis points for the half year due to the increase in market share for account deposits and bonds, which offset the decline in market share for repo-based deposits. On the other hand market share rose by about one point over the twelve months due to growth in the market share for bonds and certificates of deposit.

(units operating in italy)

MARKET SHARE OF DEPOSITS	UNICREDIT GROUP'S MARKET SHARE			ITALIAN BANKING INDUSTRY		
	30.06.2005	31.12.2004	30.06.2004	(€ MILLION) 30.06.2005	CHANGE OVER 31.12.2004	CHANGE OVER 30.06.2004
Current and savings accounts	9.17%	9.04%	9.28%	638,985	+ 2.9%	+ 6.8%
Repos	13.03%	20.00%	13.74%	76,653	- 2.8%	+ 8.8%
Securities in issue	10.80%	9.53%	7.86%	438,904	+ 5.6%	+ 11.5%
Total deposits	**10.14%**	**10.05%**	**9.11%**	**1,154,542**	**+ 3.5%**	**+ 8.7%**

INDIRECT DEPOSITS

The growth in indirect customer deposits in the second quarter confirmed the substantial upward trend reported for the previous two quarters and especially in the area of the managed component due to the independent growth of Pioneer and the strong sales efforts of the Retail and Private Banking Divisions. Indirect deposits under administration also rose in the second quarter, but at a slower pace than the upturn reported for the previous two quarters following the decline in the third quarter of 2004 following the sale of a position worth about €6 billion involving a portfolio of listed securities.

(€ million)

INDIRECT DEPOSITS	30.06.2005	31.03.2005	31.12.2004	30.09.2004	30.06.2004	31.03.2004
Indirect deposits under administration	133,766	132,960	128,252	121,820	128,111	127,129
percent. change over previous quarter	0.6%	3.7%	5.3%	-4.9%	0.8%	3.5%
Indirect deposits under management	138,021	131,895	124,955	119,985	119,940	119,788
percent. change over previous quarter	4.6%	5.6%	4.1%	0.0%	0.1%	5.0%
Total indirect deposits	**271,787**	**264,855**	**253,207**	**241,805**	**248,051**	**246,917**
percent. change over previous quarter	**2.6%**	**4.6%**	**4.7%**	**-2.5%**	**0.5%**	**4.2%**

The market value of indirect deposits rose by 7.3% for the half year to €271.8 billion and by 9.6% over June 2004 (but by some 12.4% over the low in September 2004). Within this area, the administered component of €133.8 billion at the end of June was up by 4.3% over December and by 4.4% over June 2004 (but by nearly 10% over September 2004), while the managed component of €138 billion was up by 10.5% for the half year and by 15.1% for the full year.

Looking at details, year-to-date the New Europe Division posted an especially good performance in indirect deposits under administration (up by €2.6 billion). There was also a significant increase in the Private Banking and Asset Management Division (up by €1.5 billion for the half year) and in the Retail Division (up by €1.4 billion), the Corporate and Investment Banking Division remained largely unchanged from year-end.

Growth during the half year in indirect deposits under administration by type of security showed an increase of nearly €2.9 billion for debt securities, €2.4 billion for equity securities and €300 million for non-Group funds. At the end of June, debt securities represented about 57% of indirect deposits under administration, equity securities made up 40%, and non-Group funds the remaining 3%.

TOTAL ASSETS UNDER MANAGEMENT

At the end of June 2005 customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds servicing structured bonds) totalled €140.8 billion representing an increase of 10% for the half year and 14.3% over the twelve months.

This aggregate was primarily made up of customer assets (and thus, excluding bank portfolios) managed by the Private Banking and Asset Management Division, and in particular by the Pioneer Group both directly and on mandate. These assets represent the total aggregate in US and "international" markets and nearly all assets managed in Italy and New Europe. For comments on the performance of assets under management, especially those managed outside of Italy, which posted an overall increase of 15.2% for the half year and 24.9% over June 2004 please see the relevant chapter. This result benefited from a significant inflow of funds (€1.2 billion for the half year) and a positive "market" effect. On the other hand, the Pioneer Group reported an overall net inflow of €4.6 billion (compared to €2.1 billion in the first half of 2004).

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)

	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AS AT	CHANGE OVER
	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	30.06.2004
Italy	**97,092**	**90,093**	**+ 6,999**	**+ 7.8%**	**88,164**	**+ 10.1%**
Investment Funds (direct sales) [1]	39,355	40,438	- 1,083	- 2.7%	42,876	- 8.2%
Segregated Accounts [2]	32,343	25,755	+ 6,588	+ 25.6%	22,635	+ 42.9%
- in investment funds	*16,873*	*13,775*	*+ 3,098*	*+ 22.5%*	*11,306*	*+ 49.2%*
- others	*15,470*	*11,980*	*+ 3,490*	*+ 29.1%*	*11,329*	*+ 36.6%*
Insurance policies sold	25,394	23,900	+ 1,494	+ 6.3%	22,653	+ 12.1%
- unit linked	*20,577*	*18,899*	*+ 1,678*	*+ 8.9%*	*17,514*	*+ 17.5%*
- others	*4,817*	*5,001*	*- 184*	*- 3.7%*	*5,139*	*- 6.3%*
United States	**27,827**	**25,026**	**+ 2,801**	**+ 11.2%**	**23,348**	**+ 19.2%**
Other international markets	**9,527**	**8,072**	**+ 1,455**	**+ 18.0%**	**7,380**	**+ 29.1%**
New Europe	**6,347**	**4,835**	**+ 1,512**	**+ 31.3%**	**4,250**	**+ 49.3%**
Total Assets under Management	**140,793**	**128,026**	**+ 12,767**	**+ 10.0%**	**123,142**	**+ 14.3%**
Memorandum:						
Assets in mutual fund	118,853	109,838	+ 9,015	+ 8.2%	105,021	+ 13.2%
- Securities funds distribuited in Italy [3]	*82,986*	*78,122*	*+ 4,864*	*+ 6.2%*	*75,288*	*+ 10.2%*
- other mutual funds	*35,867*	*31,716*	*+ 4,151*	*+ 13.1%*	*29,733*	*+ 20.6%*

[1] Includes funds underlying structured securities.
[2] Segregated accounts do not include insurance-related savings. Amounts include liquidity and securities issued by UniCredit.
[3] Assogestioni changed its criteria in 2005 (prior periods restated accordingly).

In Italy assets rose by 7.8% over year end, to €97.1 billion (up by 10.1% over June 2004). For the first half year, all major asset management products grew, with the exception of funds sold directly to customers. Actuarial reserves for life insurance policies rose by 6.3% over December 2004 and by 12.1% over the same period of the previous year due primarily to unit-linked policies. At the same time, guaranteed-principal and traditional segregated accounts rose by 25.6% over December and by 42.9% on an annual basis.

The Group had €2,998 million in new business in the Bancassurance sector through the first half of 2005, representing an increase of 16% over new business for the same period in 2004. The amount of recurring premiums, which have a higher profit margin, rose by 24% over 2004.

Market share figures confirmed the Group's leading position:
- for unit-linked policies, market share was 68.45% (58.63% in December 2004) of the Bancassurance market and 49.61% (41.96% in December 2004) of the market overall;
- in total, market share was 11.97% (12.65% in December 2004) of the Bancassurance market and 9.20% (9.50% in December 2004) of the market overall.

As a result of excellent mutual fund inflows (total inflow of €1,170 million), during the half year the UniCredito Group became the second largest manager in the domestic market, with a market share of 14.89% (up by 0.35% since the beginning of the year) with assets (as recorded by Assogestioni) up by 6.2% for the half year.

(Assogestioni figures - € million)

INVESTMENT FUNDS: ITALIAN MARKET SHARE

	AMOUNTS AS AT			PERCENT. CHANGE OVER	
	30.06.2005	31.12.2004	30.06.2004	31.12.2004	30.06.2004
Italian Banking Industry	557,150	537,420	532,616	+3.7%	+4.6%
UniCredit Group	**82,986**	**78,122**	**75,288**	**+6.2%**	**+10.2%**
Market share	**14.89%**	**14.54%**	**14.14%**	**+35 b.p.**	**+75 b.p.**

SECURITIES PORTFOLIO AND INTERBANK POSITION

For the first six months of the year, structural liquidity (investment and trading securities and the interbank balance) declined by about €3 billion but was still substantially higher than the year-earlier figure (up by about €7 billion or 37%). The reduction for the half year was mainly brought about by the increase in loans to customers which was higher than the increase in customer deposits and securities in issue. On the other hand, the higher level of liquid assets amassed over the last year was due to an increase in direct deposits that was higher than the increase in loans (by about €6 billion) as well as an increase of just over €1 billion in free capital.

(€ million)

SECURITIES PORTFOLIO AND INTERBANK POSITION	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AMOUNTS	CHANGE OVER
	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	30.06.2004
Investment and trading securities	**38,384**	**29,916**	**+ 8,468**	**+ 28.3%**	**32,924**	**+ 16.6%**
Investment securities	*9,427*	*9,999*	*- 572*	*- 5.7%*	*10,080*	*- 6.5%*
Trading securities	*28,957*	*19,917*	*+ 9,040*	*+ 45.4%*	*22,844*	*+ 26.8%*
Interbank balance	**-12,723**	**-1,181**	**- 11,542**	**n.s.**	**-14,203**	**- 10.4%**
Loans to banks	*25,946*	*36,521*	*- 10,575*	*- 29.0%*	*28,627*	*- 9.4%*
Due to banks	*38,669*	*37,702*	*+ 967*	*+ 2.6%*	*42,830*	*- 9.7%*
Structural liquidity	**25,661**	**28,735**	**- 3,074**	**- 10.7%**	**18,721**	**+ 37.1%**

During the half year there was a shift of assets towards the securities portfolio: the latter rose by about €8.5 billion, especially in trading securities, with nearly the same reduction in loans to banks. As a result, the securities portfolio rose to €38.4 billion, which was well above the level at the end of December (up by 28.3%) and in June 2004 (up by 16.6%). However, the interbank balance is now a negative figure of about €12.7 billion which is close to the €14.2 billion in June 2004 (down by €1.2 billion in December 2004).

EQUITY INVESTMENTS

As at 30 June equity investments stood at €3,673 million, an increase of €137 million over the end of the previous year.

(€ million)

EQUITY INVESTMENTS	AMOUNTS AS AT		CHANGE OVER 31.12.2004		AMOUNTS	CHANGE OVER
	30.06.2005	31.12.2004	AMOUNT	PERCENT.	30.06.2004	30.06.2004
Equity investments	3,535	3,398	+ 137	+ 4.0%	3,357	+ 5.3%
Equity investments in Group companies	138	138	-		139	- 0.7%
Total equity investments	**3,673**	**3,536**	**+ 137**	**+ 3.9%**	**3,496**	**+ 5.1%**

Nearly all of the change in this item was due to the capital increase of Commercial Union Vita totalling €250 million (including €83 million in additional paid-in capital). UniCredit Banca agreed to provide its share (€122.5 million) of the capital increase to provide the subsidiary with the funds necessary to make additional investments in the banks of Banche Popolari Unite Group, as a part of a Bancassurance project between the above insurance company and BPU Group.

Finally, with regard to the €2 billion capital increase of Olimpia S.p.A. (a transaction which is a part of the restructuring plan for Telecom Group), in which the Parent Company elected not to participate,

our stake was reduced to 4.77% (previously it was 8.40%). However, the dilution of the stake has no economic impact on UniCredit's investment since the agreements signed with Pirelli Group provide, among other things, provisions to protect the entire amount invested (€585 million).

The disposal of non-strategic minority interests continued. In particular, UniCredit sold its stakes held in Autostrada Brescia Verona Vicenza Padova SpA (20.3%), Capitalia SpA (0.02%) and Finecogroup SpA (0.03%) generating total proceeds of approximately €202 million and a capital gain of about €200 million.

Finally, in May the 56.67% stake held in STT was sold at a total price of €14 million with a capital gain of €11 million.

LIST OF EQUITY INVESTMENTS

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, we have attached the list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 30.06.05.

TRANSACTIONS WITH SUBSIDIARIES

With regard to transactions with subsidiaries, the following table indicates assets, liabilities and guarantees and commitments as at 30 June 2005 with Group companies (not consolidated on a line-by-line basis) and with those subject to significant influence pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92. Details for individual companies are provided in Part C.

(€ million)

TRANSACTIONS WITH SUBSIDIARIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	147	68	5
Companies subject to significant influence	271	161	213

INTRA-GROUP AND RELATED PARTY TRANSACTIONS

Transactions between the Parent Company, its subsidiaries and companies "subject to significant influence" were based on mutually beneficial financial grounds and took place at arm's length.

SHAREHOLDERS' EQUITY AND SUBORDINATED DEBT

SHAREHOLDERS' EQUITY

As at 30 June, the Group portion of shareholders' equity was €14,223 million with an increase of €187 million over the end of the previous year. The change was due to net profit for the period and the positive exchange rate effect on consolidated reserves (the latter was included under other net changes), which was largely offset by the distribution of dividends for 2004.

(€ million)

SHAREHOLDERS' EQUITY	
Shareholders' Equity as at 31.12.2004	**14,036**
Changes during the year:	
Net profit for the period	+ 1,301
Dividends distribuited	- 1,282
Other net changes	+ 168
Shareholders' Equity as at 30.06.2005	**14,223**

The annexes include the statement of changes in shareholders' equity and a reconciliation to the Parent's shareholders' equity.

SUBORDINATED DEBT

At the end of June subordinated debt stood at €5,878 million, a reduction of €663 million from the end of the previous year. The reduction was due to the exercise in June of the call option on two bonds for a total of €1,200 million (€800 million at a variable rate of 3-month Euribor plus 65 basis points, and €400 million at a fixed rate of 6.25%, both maturing in June 2010), which was partially offset by the issuance in June of a subordinated Lower Tier 2 bond of €500 million (maturing in June 2015 at a rate of 3-month Euribor plus 25 basis points). The remaining reduction was due to a positive exchange rate effect on dollar issues.

Subordinated debt at the end of June included €912 million in bonds that are calculated as a part of Tier 1 capital.

The Impact of the Transition to IFRSs

Following the entry into force of European Union Regulation 1606/2002, which was issued by the European Parliament and the European Council in July 2002, starting in 2005, all companies with securities authorised for trading in a regulated market in member states of the European Union shall prepare their consolidated accounts in accordance with IFRSs issued by the International Accounting Standard Board (IASB) and ratified by the European Union.

As a result, the consolidated accounts of the UniCredit Group as at 31 December 2005 will be prepared on the basis of IFRSs which, among other things, specify that the comparative accounts as at 31 December 2004 shall be prepared according to these same principles.

Pursuant to the provisions of Art. 81-bis of the CONSOB Regulation implementing Legislative Decree No. 58 dated 24 February 1998 (Issuers Regulation), the half year report as at 30 June 2005 is to be prepared in accordance with Italian GAAP and accompanied by the following reconciliations with amounts determined on the basis of IFRSs:

- reconciliation of shareholders' equity as at 30 June 2005 and as at 31 December 2004 and of net profit for the first half 2005 (see 'The Transition to IFRSs' below);
- reconciliation, as required by paragraphs 39 and 40 of IFRS 1 - First Time Adoption of IFRS, of shareholders' equity as at 1 January 2004, 31 December 2004 and 1 January 2005 and net profit for 2004 (see the attached "Annex – Transition to IFRSs" in this half year report).

The reconciliations are to be accompanied by a summary of the main IFRSs applied and the options followed when preparing these reconciliations.

KPMG S.p.A. has audited the reconciliations of shareholders' equity under IFRSs as at 1 January 2004, 31 December 2004 and 1 January 2005, and net profit under IFRSs for 2004, together with the explanatory notes.

The balance sheet figures as at 31 December 2004/1 January 2005 could be subject to certain revisions that may be necessary if any standard is revised or modified in 2005.

The impact of IFRS adoption on net profit for the first half 2005 and shareholders' equity as at 30 June 2005 are summarised in the table below.

(€ million)

RECONCILIATION OF PREVIOUS GAAP TO IFRSs (net profit and shareholders' equity)	NET PROFIT FIRST HALF 2005	SHAREHOLDERS' EQUITY AS AT 30 JUNE 2005
Balances under previous GAAP (DL 87/92)	**1,301**	**14,223**
Business combinations	151	464
Tangible and intangible assets	11	50
Employee benefits and share-based payments	-12	-109
Equity investments	-	1,104
Recognition and measurement of loans and receivables and other instruments at amortised-cost	-26	-637
Recognition and measurement of other financial instruments at fair value	-13	125
Treasury shares		-358
Other effects	9	87
Minorities	21	-49
Total effects of transition to IFRSs	**141**	**677**
Balances under IFRSs	**1,442**	**14,900**

The adoption of IFRSs increases first half 2005 net profit by €141 million compared to the result under current GAAP, substantially due to reversal of adjustments relating to amortisation of goodwill (€151 million net of tax effects), whereas the other effects of adoption show a decrease of €10 million.

The following are details of these effects:

- plus €11 million relating to tangible and intangible assets following reversal of depreciation of land
- minus €17 million on recognition of charges relating to share-based payments to employees and plus €5 million (i.e. lower expense) on application of IAS 19 (Employee Benefits) due mainly to changes in the recognition of TFR (severance pay) giving a net minus €12 million
- minus €26 million due to recognition and measurement of loans and receivables and other financial instruments at amortised cost, mainly the effects of the time value of money on bad and doubtful debts (the balance of changes in the total carrying amount and higher interest on the opening balance) and to a lesser extent to the introduction of the recognition of net fees and commissions at amortised cost instead of on a cash basis as previously
- minus €13 million due to the recognition and measurement of financial instruments at fair value, mainly the effect of reversal of gains on available-for-sale financial instruments, which under IFRSs are not recognised through profit and loss, but in a component of equity until realised; the impact of this is partly offset by other effects, including the positive effect of value adjustments to the Fiat Convertendo Bond, resulting from the difference between the €31 million provision made in the same period in accordance with previous GAAP and the measurement of the option during the half-year (minus €6 million).

• plus €9 million due to the remaining IFRSs used.

The share of minorities in these effects is €21 million and is due to the reversal of gains on Pekao's available-for-sale portfolio.

Shareholders' equity as at 30 June 2005 under IFRSs is €14,900 million - an increase of €677 million over the same item under previous GAAP, which is due to the following effects:

• less €637 million on loans and receivables and other items recognised at amortised cost, mainly due to the discounting of collections of bad and doubtful debts

• plus €1,104 million on equity investments classified as available for sale

• minus €109 million in respect of cash-settled stock option plans and other employee benefits

• plus €50 million in respect of tangible and intangible assets, mainly due to the reversal of depreciation on land held as property.

The termination as from 1 January 2004 of amortisation of goodwill and positive consolidation differences has a positive effect on shareholders' equity, which is negatively affected by the reclassification of treasury shares. Both these effects are neutral for the purposes of the calculation of regulatory capital.

Divisional Results and Operations

Retail Division

The performance of the Retail Division for the first half of the year was in keeping with its mission to satisfy its customers' needs and create loyalty among its customer base, households and small businesses, both in the area of loans and asset management services. The Division's operations were carried out through the 2,671 branches of UniCredit Banca, Banca dell'Umbria and Cassa Risparmio Carpi. This distribution network was supplemented by Clarima, which specialises in consumer credit and credit cards (15 branches), and Banca per la Casa (9 branches), which specialises, directly and through affiliated networks, in the key area of mortgages for home purchases.

(as at 30 June 2005)

MAIN SUBSIDIARIES

RETAIL DIVISION	EQUITY INTEREST PERCENT.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
UniCredit Banca	100.00	66,733	466	66.7	22,877	2,546
Banca dell'Umbria	99.97	3,910	23	53.8	762	87
Cassa di Risparmio di Carpi	100.00	1,114	8	61.1	303	38
UniCredit Banca per la Casa	100.00	10,948	18	52.9	345	15
UniCredit Clarima Banca	100.00	3,286	22	37.6	346	9

To complete the process, which in recent years led to the reorganisation of the Group's Italian banks according to a new model of "segment banks with national coverage," on 1 July the corporate reorganisation of the operations of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. was completed. For a description of this transaction, see the chapter concerning the corporate reorganisation.

THE DIVISION'S ACTIVITIES

LOANS TO CUSTOMERS

The book value of loans to customers in the Retail Division totalled €57,880 million, a 2.1% increase over December 2004. However, this increase reflects the impact of the securitisation of medium-term loans and mortgages carried out by UniCredit Banca in the second quarter (about €3 billion). If this transaction were disregarded, the growth in loan volume for the first six months of the year would be 7.4%. Growth in this overall figure was driven primarily by medium-term loans and mortgages, especially loans for home purchases, which exceeded €41,000 million at the end of June (up by 7.7% for the half year if securitised medium-term loans and mortgages are included). New medium-term loans and mortgages during the half year reached a level of €4,500 million, a 1.7% increase over the first half of 2004; of this amount, about €1,160 million was provided by UniCredit Banca per la Casa.

(€ million)

MAIN BALANCE SHEET ITEMS						
	AMOUNTS AS AT			CHANGE OVER	AMOUNTS	CHANGE OVER
RETAIL DIVISION	**30.06.2005**	**31.03.2005**	**31.12.2004**	**31.12.2004**	**30.06.2004**	**30.06.2004**
Loans to customers	**57,860**	**58,240**	**56,683**	**+ 2.1%**	**52,421**	**+ 10.4%**
Mortgages [1]	41,049	42,235	40,886	+ 0.4%	37,715	+ 8.8%
Other loans	16,811	16,005	15,797	+ 6.4%	14,706	+ 14.3%

[1] The figure for March 2005 includes mortgages (€2,991 million) related to the securitisation being finalised.

Mortgages at UniCredit Banca per la Casa totalled €10,600 million at the end of June for a total of over 200,000 customers. This company, which is a strong player in its target market, operates not only in mortgages, in which it offers products with a term of up to 30 years and up to 100% of property value, but also provides all other home-related financial products: insurance coverage for homes and households, current accounts, credit cards and products that require a high degree of service and advice. The staff and operating facilities of UniCredit Banca per la Casa include nearly 400 employees (including short-term contracts and seconded personnel), a branch network of 15 offices throughout Italy, a Customer Relationship Centre (to take advantage of any telesales business potential), a network of about 100 financial advisers and an Internet website.

Other forms of lending to customers continue to show strong growth (€16,811 million, up by 6.4% over the year-end figure) driven in part by new sales initiatives that were well received by customers. Consumer credit grew at a fast pace with new personal loans of over €900 million during the first six months of the year, or nearly twice the level for the first half of 2004. In the credit card area, there were about 180,000 new revolving cards issued since the beginning of the year, which was in line with the same period in 2004. Total revolving cards issued reached a level of over 609,000 as at 30.06.05. In addition to the efforts made by the UniCredit Banca distribution network, this growth in consumer credit was driven to a large extent by Clarima, which, in terms of total new loans, was the third largest provider in the consumer credit market on Assofin data.

Clarima's sales efforts in the fist half made it possible to acquire about 317,000 new customers bringing total customers as at 30 June to 1,080,000 (up by about 30% over year end 2004). During the same period, total loans provided reached a level of about €1.4 billion including €472 million for credit card transactions. In the captive channel (the UCB sales network), significant results were achieved in the area of credit card sales (216,781 new cards issued including 175,072 revolving cards) and personal loans, where new loans totalled €718 million (up by 57% over the first half of 2004). With regard to the partnership and co-branding channel, the business agreement reached with Fiat Auto was particularly impressive. This agreements calls for the distribution of credit cards starting next July through Fiat, Lancia and Alfa Romeo car dealerships. During the half year, a total of 11,343 new credit cards were issued through non-captive channels, in addition to 20,474 loans for total new loans of €15.4 million. The performance of one-fifth wage-assignment loans (€65 million in new loans compared to €70 million for all of 2004) was strong. This form of financing was bolstered by arrangements with 5 new authorised company agents and by growing popularity

in recent months. There was also sharp growth in the consumer credit channel (the Clarima branch network) during the first half: New loans totalled €150 million (compared to €104 million for all of 2004) due to growth in the network of agents and authorised dealers leading to a total of about 70 agents and 4,800 dealers at the end of June.

ASSET QUALITY

The carrying value of bad and doubtful debts was €2,272 million as at 30 June 2005, an increase of 4% over the end of the year. The higher growth in this component over that posted by overall loans (up by 2.1% at book value) resulted in a percentage of 3.93% compared to 3.86% in 2004. The degree of coverage of bad and doubtful debts for the first half of 2005 was 38.7% compared to 38.2% at the end of the previous year.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS

	NON-PERFORMING LOANS		OTHER BAD AND DOUBFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
RETAIL DIVISION	**30.06.2005**	**31.12.2004**	**30.06.2005**	**31.12.2004**	**30.06.2005**	**31.12.2004**
Face value	2,275	2,153	1,433	1,383	3,708	3,536
as a percentage of total loans	*3.81%*	*3.69%*	*2.40%*	*2.37%*	*6.22%*	*6.06%*
Writedowns	1,111	1,048	325	303	1,436	1,351
as a percentage of face value	*48.8%*	*48.7%*	*22.7%*	*21.9%*	*38.7%*	*38.2%*
Book Value	1,164	1,105	1,108	1,080	2,272	2,185
as a percentage of total loans	*2.01%*	*1.95%*	*1.91%*	*1.91%*	*3.93%*	*3.86%*

The book value of non-performing loans was €1,164 million or 2.01% of total loans to customers (1.95% at the end of 2004).

DIRECT AND INDIRECT DEPOSITS

Direct and indirect deposits were over €179 billion at the end of June, with a constant upward quarterly trend (up by €2.5 billion over March, up by €5 billion over year end, and growth of over €10 billion over the end of June 2004).

Direct deposits amounted to 38% of the total (€67.8 billion, up by 6.1% over June 2004), with increases in the typical types of deposits and bonds, while indirect deposits (assets under administration and management) reached a total of €111.5 billion at market value, achieving an annual growth rate of 6.2%.

To be specific, assets under administration totalled €54.2 billion as a result of the strong growth in bond placements during the half year (€2.6 billion) and the increase in stock market prices. On the other hand, assets under management (segregated accounts, sales of mutual funds and Bancassurance products) totalled €57.2 billion. These products included the highly popular asset management product, Focus Invest (inflow of €3.6 billion for the half year). There was also a strong upward trend

in Bancassurance products (policies, recurring premium products, etc.) whose total (over €20 billion as at 30 June 2005) reflected an increase of about €3 billion over June 2004 due to sales of recurring premium products (up by 27% on an annual basis) and single-premium products (up by 11% over the first half of 2004). Finally, for the first six months, there was a net inflow of funds of €743 million, which was nearly equal to the figure for all of 2004.

(€ million)

DIRECT AND INDIRECT DEPOSITS

RETAIL DIVISION	AMOUNTS AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AMOUNTS 30.06.2004	CHANGE OVER 30.06.2004
Direct and Indirect Deposits	**179,266**	**176,768**	**173,915**	**+ 3.1%**	**168,848**	**+ 6.2%**
Direct deposits	67,807	66,947	67,162	+ 1.0%	63,912	+ 6.1%
Indirect deposits [1]	111,459	109,821	106,753	+ 4.4%	104,936	+ 6.2%
In administration	*54,241*	*54,579*	*52,868*	*+ 2.6%*	*52,840*	*+ 2.7%*
Under management	*57,218*	*55,242*	*53,885*	*+ 6.2%*	*52,096*	*+ 9.8%*

[1] Prior period figures restated following transfer of the financial companies dossier to the Parent.

SALES CHANNELS

BRANCH NETWORK

The Division's branch network had 2,695 branches as at 30 June 2005, 47 fewer than at the beginning of the year.

STAFF AND BRANCHES

RETAIL DIVISION	AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Number of employees	24,633	24,721	25,136	- 503	25,467	- 834
Number of branches	2,695	2,741	2,742	- 47	2,837	- 142

At UniCredit Banca, the first half saw the achievement of the targets of the 2004-2007 Business Plan (transformation and expansion of the network) and projects to transform the branch network to address the region's potential.

The former activity focused on closing non-strategic branches. The resulting migration of customers was managed by the recipient branches through "welcome" programmes, dedicated call centre efforts, the establishment of task forces at the Regional Offices concerned and the mailing of personalised

messages. In addition, criteria were set for moving forward with specialised branches in the Golden and Small Business formats.

Projects aimed at optimising UniCredit Banca's branch network saw the completion of the branch cost-income analysis, the results of which will be used for completing the rationalisation of the distribution network. Finally, the process of restructuring areas and markets resulted in a decrease in these structures from 211 to 196 as at 30 June 2005.

CALL CENTRE

During the first half, there was a substantial increase in subscribers, reaching a level of 791,660 (up by 37% over the same period of the previous year). There was a similar increase in users, rising to a level of 36,228 (up by 39%).

Calls made and received (1,188,415) were in line with the figure for the first half of 2004.

With regard to outbound activity, calls made during the first half rose sharply from 440,000 in 2004 to the current level of 564,000.

INTERNET BANKING

Operations during the first half of 2005 were focused on increasing subscriptions and usage of UniCredit Banca's Internet Banking service, which was enhanced by several new functions dedicated to both individual and small business customers.

As at 30 June 2005, there were over 932,750 customers on the Internet Banking service representing a significant increase over the 763,450 customers as at 31.12.2004 (up by 22.2%, or nearly double the absolute increase for all of 2004). There was a 20.6% increase in individual customers, and a 30% increase in business customers over year end.

The leadership position of UniCredit Banca was reflected in the number of online orders made by Internet Banking customers: Internet Banking customers place twice the number of online orders of the average of competitors' customers (data from Neilsen/NetRatings and DigitalFinance for the first quarter of 2005).

The quality of the service has also been recognised by the specialised press with the award of the first prize of Milano Finanza (the Innovation Award) to UniCredit Banca's multi-channel bank in the Direct Channel category, and recognition for the 'best Internet bank marketing' by Osservatorio Finanziario confirmed the success of the Bank's marketing strategy in the area of online finance.

The good results achieved in the area of Internet Banking are one of the targets of UniCredit's broad-based effort to move customers towards automated channels with the dual goal of increasing operational speed over that of traditional bank branches and freeing up a certain number of employees to take care of other activities. At the beginning of 2005, this project, which is called "It's Easy to Save Time," also saw a sharp increase in other forms of multi-channel banking such as requests to issue

new ATM cards (average daily issuance was up by 43% over the first half of 2004), and requests to install POS terminals on retailers' premises (up by 17.5% over June 2004).

PROFIT AND LOSS ACCOUNT

The Retail Division's profit and loss account ended the first six months of 2005 with net profit of €375 million (up by 45% over the first half of 2004).

(€ million)

PROFIT AND LOSS ACCOUNT	1ST HALF		CHANGE	QUARTERS		
RETAIL DIVISION	2005	2004	PERCENT.	Q2 '05	Q1 '05	Q2 '04
Net interest income	1,246	1,141	+ 9.2%	619	627	579
Trading profit (loss)	5	7	- 28.6%	4	1	3
Commissions and other net income	1,119	926	+ 20.8%	569	550	476
Total revenues	**2,370**	**2,074**	**+ 14.3%**	**1,192**	**1,178**	**1,058**
Payroll costs	-790	-770	+ 2.6%	-387	-403	-384
Other expenses, amortisation and depreciation	-742	-698	+ 6.3%	-383	-359	-364
Operating expenses	**-1,532**	**-1,468**	**+ 4.4%**	**-770**	**-762**	**-748**
OPERATING PROFIT	**838**	**606**	**+ 38.3%**	**422**	**416**	**310**
Provisions an net writedowns	-186	-144	+ 29.2%	-92	-94	-82
Extraordinary income (charge) - net	2	-5	n.s.	4	-2	4
Income taxes for the period	-279	-199	+ 40.2%	-146	-133	-101
NET PROFIT FOR THE PERIOD	**375**	**258**	**+ 45.3%**	**188**	**187**	**131**
of which: Group portion of net profit	*375*	*258*	*+ 45.3%*	*188*	*187*	*131*

PROFITABILITY RATIO (%)						
Cost/Income Ratio	**64.6**	**70.8**		**64.6**	**64.7**	**70.7**

There was also an increase between the first and second quarters of the year with a 1.2% increase in revenues (€1,192 million compared to €1,178 million for the previous quarter), which more than offset the rise in operating expenses (€770 million compared to €762 million in March 2005).

REVENUES

Looking at a breakdown of the main figures, and excluding the €18 million from dividends and profits from companies valued at net equity, the Division's net interest income rose by 8.4% over June 2004 to €1,228 million contributing 51.8% of total revenues (54.6% in the first half of 2004). Growth was driven by the annual increase in loan volume (up by 10.4%, or 16.1% net of the securitisation

effect) and deposits (up by 6.1%) which more than offset the slight decline in market rates (average quarterly Euribor was down by 2 bp from the last quarter of the year).

Net non-interest income was €1,124 million, a considerable increase over the first half of 2004 (up by €191 million or 20%) due to the rise in net commissions (up by 22.5%) and other net income (up by 17.3%). Net trading profit was €5 million as at 30 June 2005 compared to €7 million a year earlier.

With regard to net commissions, the increase of over €140 million over the first six months of 2004 was largely due to higher sales of investment products by UniCredit Banca. In fact, there were significant increases in upfront fees in the asset management area (up by €55 million over 30 June 2004) and for bond placements in the area of assets under administration (up by €41 million over the first half of 2004). On the other hand, management fees rose by €12 million (up by 8%). Finally, Clarima's contribution rose by €11 million in net commissions over June 2004 due to growth in operations and expansion in its core business areas.

Other net income was up by about €50 million over the first half of 2004; most of this increase was again due to the activities of UniCredit Banca. Account maintenance fees were up by about €10 million, and there was the growth in tax payment reimbursements (about €21 million for the half year) resulting from the increase in stamp duty collected from customers pursuant to the new Budget. Fees related to the loan securitisation transaction, which were paid to UniCredit Banca by the special-purpose vehicle holding the loans, made a valuable contribution to overall growth. As at 30 June 2005, this amount totalled €11 million, but was not reported in the corresponding period of 2004 since the transaction was concluded in May 2005.

As at 30 June 2005, total revenues were €2,370 million, a substantial increase over the first half of 2004 (up by 14.3%) when they stood at €2,074 million.

OPERATING EXPENSES

The Division's operating expenses rose by 4.4% over the first half of 2004 to €1,532 million as at 30 June 2005. A like-with-like comparison with the corresponding period of the previous year can be made by comparing expense figures excluding Indirect taxes and duties, since these are not under the company's direct control and were affected by an increase in stamp duty in 2005. If this item is removed, growth on an equivalent basis would be reduced to 2.2%.

Payroll costs rose by 2.6% (about €20 million) over the first half of 2004 to €790 million at the end of the period This growth was the balance of increases reported for the half year (higher provisions for the bonus system, increases due to the renewal of the National Collective Labour Contract and other scheduled contractual increases) and savings achieved as a result of the staff efficiency programme. As at 30 June, the Retail Division's staff stood at 24,633 employees, a reduction of 503 from the end of 2004, and a drop of 834 on an annual basis. There was a significant shift of staff at UniCredit Banca towards sales positions (sales executives now number 1,016, up by 320 from the end of 2004).

Other operating expenses, excluding payroll costs, totalled €742 million at the end of the six-month period (up by 6.3% over the first half of 2004) with differing growth rates among the components of this figure. Administrative expenses, excluding indirect taxes, totalled €578 million, representing a €16 million increase (up by 2.8%) over the first half of 2004, primarily due to the rate revision by the Group's service companies (up by €11 million). Ordinary expenses under the Division's direct control remained stable year-on-year. As already noted, indirect taxes and duties rose as a result of the higher stamp duty imposed by the Budget at the beginning of 2005. This measure combined with the smaller increase in the substitute tax on mortgages and medium- and long-term loans brought total indirect taxes for the first half to €126 million compared to €92 million for the corresponding period in 2004 (up by 37%). As already noted, a large part of this charge (about 90%) is regularly reimbursed by customers and posted to Other operating income. Finally, there was a €6 million decrease in amortisation and depreciation from the first half of 2004 which was largely attributable to assets that were at the end of their useful life.

The ratio of total operating expenses to total revenues (the cost-income ratio) was 64.6% as at 30 June 2005 compared to 70.8% as at 30 June 2004.

NET PROFIT

Provisions and net writedowns totalled €186 million, an increase of over 29% over the first half of 2004. About €18 million of the €31 million increase in net loan writedowns was attributable to UniCredit Banca (due to an increase in loans, especially long-term loans, transfers of liquidated positions to losses, lower write-backs from valuations) and about €13 million to Clarima due to an adjustment in the performing loan loss reserve resulting from the deterioration of the probability of default and the sharp increase in volume. The risk-associated cost (net writedowns/net loans) was 0.55% compared to 0.50% at the end of June 2004.

Other provisions for risks and charges totalled €26 million, a large part of which were related to UniCredit Banca, for disputes, accidents and law suits initiated by customers. On the other hand, extraordinary items made a net positive contribution of €2 million.

Income taxes were €279 million compared to €199 million for the first half of 2004 resulting in a relatively stable tax rate (42.7% compared to 43.5% as at 30 June 2004).

Corporate and Investment Banking Division

For the first half of 2005, the operations of the Corporate and Investment Banking Division, which specialises in providing financial support and consultancy services to Italian companies, were still affected by an economy showing continuing signs of weakness, even though ISTAT data for August leaves room for a possible recovery indicating an increase in GDP for the April-June period after two consecutive quarters of decline.

This difficult economic environment did not prevent companies specialising in providing service to the corporate sector from increasing their relationships with the business world by providing qualified support to companies. This resulted in a selective increase in loan volume, especially medium and long-term loans, and expanded services in the area of foreign transactions, corporate finance and collection and payment systems. Of particular importance were those measures (resulting from agreements with associations in this sector) aimed at supporting the investments of business customers in the areas of research, innovation and internationalisation.

Following the launch of the Global Banking Services Division in 2005, the Division operated under its new structure resulting from the creation of this new Division which is now responsible for Uniriscossioni and UniCredito Gestione Crediti, the company in charge of loan recoveries.

(as at 30 June 2005)

MAIN SUBSIDIARIES

CORPORATE AND INVESTMENT BANKING DIVISION	EQUITY INTEREST PERCENT.	TOTAL ASSETS (€ MILLION)	NET PROFIT (€ MILLION)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
UniCredit Banca d'Impresa	100.00	58,213	271	29.2	3,689	241
UniCredit Banca Mobiliare	100.00	86,246	169	28.7	678	2
UniCredit Banca Mediocredito	96.06	5,126	14	53.6	227	1
Locat	99.83	9,148	43	24.9	461	-

THE DIVISION'S ACTIVITIES

LENDING ACTIVITIES

The further strengthening of the market's perception of the ability of companies of the UniCredit Group specialising in corporate customer services to support the growth needs of business customers was further substantiated by a sharp increase in relationships which also benefited from the growth attitudes expressed in the financial needs of Italian companies.

The customer loan portfolio of the Corporate Banking Division increased significantly on both an annual basis and in comparison to year-end 2004 figures, to €72,505 million. Compared to the first half of

the previous year, utilisation was up by €7,560 million (11.6%), while loans grew by €4,828 million or 7.1% since December 2004.

The increase in new loans was accompanied by a heightened focus on a customer's credit standing and the cautious management of pricing in relation to risk.

Seventy two percent of the Division's loan portfolio was for UniCredit Banca d'Impresa, whose loans totalled €52,051 million, a 9.6% increase on an annual basis, with additional utilisation of €4,574 million. This was an 8.6% increase over December. The bank's lending operations focused on non-finance companies with revenues under €250 million and on medium- and long-term lending solutions.

At the beginning of the year, UniCredit Banca d'Impresa financed about 30% of the additional loans that "standard" non-finance companies (excluding "major groups") obtained from the banking industry. Over the six-month period there was an increase of over 10% in medium and long-term loans bringing the share of this category to 46.4% of the total loan portfolio (45.5% in December and 43.3% in June 2004). Growth in the medium- and long-term loan category was especially reflected in medium-term loans and mortgages which rose by 29.7% on an annual basis and by 15.7% over December. There was also an increase in short-term lending: in particular, current account overdrafts rose by 7% over December.

Ten percent of the Division's total loans were from Locat, which reported loans of €7,320 million representing a 6.7% increase over December 2004. During the half-year period, the company generated new leasing volume of €2,285 million, a 4.6% increase over the first half of 2004. Within this figure, property leases rose by 11.4% and aircraft and railway leases were up by 11.5%. Growth was lower in the automobile leasing area (up by 0.5%). There was a decrease in the capital goods area (down by 5.9%) where the company still maintains a market share in line with the previous two years in terms of both the number and amount of contracts.

(€ million)

MAIN BALANCE SHEET ITEMS

CORPORATE AND INVESTMENT BANKING DIVISION	AMOUNTS AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AMOUNTS 30.06.2004	CHANGE OVER 30.06.2004
Loans to customers	**72,505**	**69,592**	**67,677**	**+ 7.1%**	**64,945**	**+ 11.6%**
- UniCredit Banca d'Impresa	52,051	49,482	47,922	+ 8.6%	47,477	+ 9.6%
- UniCredit Banca Mediocredito	4,869	4,778	4,849	+ 0.4%	4,710	+ 3.4%
- Locat	7,320	6,939	6,863	+ 6.7%	8,581	- 14.7%
- UniCredit Factoring	1,975	1,935	2,778	- 28.9%	1,996	- 1.1%
- UniCredit Banca Mobiliare (1)	6,181	6,360	5,172	+ 19.5%	2,124	+ 191.0%
- Other companies	109	98	93	+ 17.2%	57	+ 91.2%
Direct customer deposits	**25,564**	**25,343**	**28,278**	**- 9.6%**	**25,689**	**- 0.5%**
Repos	7,232	5,835	12,550	- 42.4%	9,982	- 27.5%
Other amounts due to customers and securities in issue	18,332	19,508	15,728	+ 16.6%	15,707	+ 16.7%

(1) The june 2004 figure includes TradingLab.

Loans to customers made by UniCredit Banca Mobiliare (UBM) totalled €6,181 million. This overall figure was up by €1,009 million over the year-end 2004 figure. The company contributed 9% to the division's overall portfolio.

Loans to customers made by UniCredit Banca Mediocredito rose by 3.4% on an annual basis to €4,869 million, and were up slightly since December. The core business grew, and especially loans in the project and acquisition finance area (up by 32.3%) and industrial area (up by 1.7%), while the uncertain economic situation and new regulatory structure had a negative effect on Sabatini loans which were down by 6%. The downward trend in loan volume for those areas where the bank no longer has operations continued: agriculture, land and public works loans were down on average by 9%.

ASSET QUALITY

In June the face value of bad and doubtful debts attributable to the Division totalled €2,971 million, representing a 9.1% increase over the December figure. Despite the constant focus of the Division's companies on asset quality, the increase was a reflection of the difficult economic situation in which the national manufacturing industry was forced to operate.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS

	NON-PERFORMING LOANS		OTHER BAD AND DOUBFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
CORPORATE AND INVESTMENT BANKING DIVISION	30.06.2005	31.12.2004	30.06.2005	31.12.2004	30.06.2005	31.12.2004
Face value	1,892	1,858	1,079	864	2,971	2,722
as a percentage of total loans	*2.55%*	*2.68%*	*1.45%*	*1.25%*	*4.00%*	*3.93%*
Writedowns	747	745	215	215	962	960
as a percentage of face value	*39.5%*	*40.1%*	*19.9%*	*24.9%*	*32.4%*	*35.3%*
Book Value	1,145	1,113	864	649	2,009	1,762
as a percentage of total loans	*1.58%*	*1.65%*	*1.19%*	*0.96%*	*2.77%*	*2.60%*

However, the growth of this figure was partly a reflection of revisions to Regulatory Provisions in the area of classifying bad and doubtful debts. In particular, effective this year, certain loans which had been classified as performing loans under the previous provisions, are now classified as restructured loans.

Writedowns totalling €962 million were taken to cover bad and doubtful debts resulting in a coverage ratio of 32.4%. Thus, the book value of bad and doubtful debts was €2,009 million representing 2.77% of total loans to customers.

UniCredit Banca d'Impresa reported bad and doubtful debts of €1,525 million net of writedowns of

€530 million at the end of June. The company's loan portfolio reflected a declining rate environment for manufacturing companies putting rates at a lower level than those reported for the first half of the previous year. The company's tight management of asset quality was also reflected in the breakdown of loans by internal corporate rating: 86.2% of rated entities fell into the top six rating categories compared to 83.3% in December.

With regard to gross non-performing loans, the total face value reported by the Division's various companies was up by €34 million or 1.8% over December to a level of €1,892 million. Before writedowns, gross non-performing loans were 2.55% of total loans. Writedowns covering non-performing loans totalled €747 million providing coverage of 39.5% of the gross amount. Before writedowns, non-performing loans totalled €1,145 million (1.58% of the Division's total portfolio) compared to €1,113 million at the end of 2004.

Performing loans totalled €71,258 million at face value compared to €66,610 million in December 2004 (up by 7%). The Division's companies have acted prudently, partly due to the cyclical weakness in the automobile sector, and have gradually applied higher general provisions, which increased from €696 million in December to €762 million at the end of June 2005.

INVESTMENT BANKING AND FINANCIAL PRODUCTS

UBM's operations for the first six months generated revenues of €387 million, a drop of 11.9% from the same period of the previous year. Of this amount, approximately €74 million came from the Investment Banking area (up by 37%) and about €313 million from the Financial Products area (down by 19.1%).

Investment Banking

Corporate Finance operations generated revenues of about €43 million, an increase of 34.5% over the first half of 2004, due in part to UBM's internal reorganisation to improve products offered to customers. During the first six months of 2005, UBM acted as Mandated Lead Arranger in over 20 transactions in the domestic market. These operations also extended to the foreign market through participation, in a senior capacity, in major syndicated acquisition finance, IPOs and corporate finance transactions in Western Europe. In the M&A area, a significant achievement was the bank's assistance to the Bank for Deposits and Loans in the acquisition of a stake in Terna, the integration of Meta and Hera and consulting services related to the sale of Garboli-Conicos.

The Equity Capital Markets area also reported significant revenue growth (€21.7 million for the first half of 2005 compared to €2.4 million in the first half of 2004). In a highly unstable macro-economic environment, the primary equity market became increasingly selective, and especially with the renewed interest of individual investors in IPOs. A total of five transactions were concluded during the first six months of the year in Italy. In particular, UBM acted as joint global coordinator, joint bookrunner and sponsor for the IPO of Toro Assicurazioni (the largest corporate transactions carried out in the Italian market since 2001), and acted as lead bank in the capital increases of Pirelli, Fastweb and Impregilo. The bank also participated in the Telecom public

offering for Telecom Italia Mobile shares, the public offering of Telecom Italia Media for treasury stock and the public offering of Della Valle/Marcolin for Marcolin shares.

Revenues of the Debt Capital Markets area were down from €18.4 million for the first half of 2004 to €9.8 million for the first half of 2005. The primary bond market in the euro area was characterised by the significant presence of financial and SSA (Supranationals and Sovereign Authorities) issuers, and market volume in the corporate segment, which, on the whole, was down from the first half of the previous year. Against this backdrop, UBM acted as joint bookrunner in the "benchmark" issue for the Republic of Greece, and as bookrunner for issues on behalf of UniCredito Italiano, Societé Generale, IKB, AIB and Credem.

Financial Products

Derivative structuring and sales for corporate customers, which generated revenues of about €261 million compared to €340 million for the first half of 2004, were affected by movements in market variables and uncertainties in the regulatory environment. Companies made less use of market risk hedging strategies due to the continued low level of interest rates and in anticipation of receiving more detailed information on procedures for applying International Accounting Standards and their potential impact on financial statements. In addition, there continue to be uncertainties over the interpretation of the draft reform of CONSOB Regulation No. 11522/1998 regarding criteria for determining 'qualified operators.' The environment described led the bank to focus on the further improvement of its sales activities. In particular, in conjunction with Bocconi University in Milan, the training programme for derivative specialists from the branch network of UniCredit Banca d'Impresa was completed.

Sales and Trading operations in the secondary fixed-rate market and in plain vanilla exchange rate products generated revenues of €37.6 billion representing a substantial increase on an annual basis (up by +17.5% over the first half of 2004). There was a significant increase in corporate bond market making, and in particular the trading of issues of Italian financial institutions. With regard to government securities, UBM is a specialist in Italian, French, Greek and Portuguese securities and is one of the leading operators in German and Spanish securities.

The Equity Sales area generated revenues that were largely unchanged from the first half of 2004 (about €14 million). With regard to the bank's position in reference markets, UBM was ranked as one of the five top operators in the stock option and index option segments, and was ranked eighth in the S&P Futures segment of the Italian derivatives market (IDEM).

In the area of equity research, the UBM team was ranked in first place as the domestic specialist in companies with small and medium capitalisation.

PROFIT AND LOSS ACCOUNT

The Corporate Banking Division generated a net profit of €502 million for the first half of 2005. The significant increase in commission revenues generated from growth in the various areas providing service to customers almost entirely offset the decline in trading profits attributable primarily to lower revenues from the placement of derivative products used to hedge interest and exchange rate risk.

The sharp reduction in the contribution from net extraordinary income, which was down by €57 million from June 2004, had a significant impact on the year-on-year change in net profit, which dropped by €43 million or 7.9%. To be specific, for the first half of 2004, UBM calculated over €45 million in extraordinary income from the impact of the 'tax clean-up' i.e., the recovery of amounts previously allocated for tax purposes but no longer allowed based on new corporate laws.

(€ million)

PROFIT AND LOSS ACCOUNT

CORPORATE AND INVESTMENT BANKING DIVISION	1ST HALF 2005	1ST HALF 2004	CHANGE PERCENT.	QUARTERS Q2 '05	QUARTERS Q1 '05	QUARTERS Q2 '04
Net interest income	739	759	- 2.6%	377	362	387
Trading profit (loss)	418	510	- 18.0%	185	233	282
Commissions and other net income	358	269	+ 33.1%	189	169	145
Total revenues	**1,515**	**1,538**	**- 1.5%**	**751**	**764**	**814**
Payroll costs	-235	-237	- 0.8%	-113	-122	-118
Other expenses, amortisation and depreciation	-217	-203	+ 6.9%	-118	-99	-108
Operating expenses	**-452**	**-440**	**+ 2.7%**	**-231**	**-221**	**-226**
OPERATING PROFIT	**1,063**	**1,098**	**- 3.2%**	**520**	**543**	**588**
Provisions an net writedowns	-229	-255	- 10.2%	-108	-121	-148
Extraordinary income (charge) - net	7	64	- 89.1%	7	-	64
Income taxes for the period	-339	-362	- 6.4%	-168	-171	-201
NET PROFIT FOR THE PERIOD	**502**	**545**	**- 7.9%**	**251**	**251**	**303**
of which: Group portion of net profit	*501*	*544*	*- 7.9%*	*250*	*251*	*303*
PROFITABILITY RATIO (%)						
Cost/Income Ratio	**29.8**	**28.6**		**30.8**	**28.9**	**27.8**

Net profits were the same for both quarters (net profit of €251 million for the first and second quarters of 2005), and were substantially higher than the average figure of €237 million for the previous year. Thus, on the whole, the companies in the Division have a high capacity for creating value by increasing overall business volume with customers in the areas of financial support and specialised services.

UniCredit Banca d'Impresa and UBM provided a total of 88% of the Division's net profit: the two companies had total profits of €271 million (54% of the total) and €169 million (34%) respectively. Locat made a contribution of about 9% to net profit for the period.

REVENUES

Revenues were down by €23 million from June 2004 to €1,515 million. The decrease was largely due to lower profits from the placement of derivative products whose performance was affected by changed market conditions. Total revenues adjusted for trading profits were up by 6.7% resulting from the increase in commission revenues (up by 33.1% on an annual basis) due to growth in medium- and long-term loans and increased activity in several other areas providing service to customers.

Total revenues at UniCredit Banca d'Impresa were up by €14 million on an annual basis resulting in a €948 million contribution to the division's total revenues. Although net interest income was up slightly (up by 0.9%), there was a 2.7% increase in service income due to the 15.5% annual increase in net commissions.

UBM's revenues totalled €387 million, a reduction of 11.9% from the first half of 2004 as described in the paragraph on the activities in the Investment Banking and Financial Products areas.

The breakdown of total revenues into the two main components shows that net interest income ended the half year at €739 million. The €20 million reduction on an annual basis was attributable to the impact of about €2.5 million from the securitisation transaction, which was carried out by Locat in September 2004.

Service income remained stable from the previous year (€776 million compared to €779 million in June 2004). The significant growth in commissions and other net income (up by €89 million over the first half of the previous year) offset the decline in trading profits (down by €92 million).

OPERATING EXPENSES

Operating expenses including amortisation and depreciation totalled €452 million, representing an increase of €12 million or 2.7%, almost all of which was attributable to growing demand for other Group companies to provide outsourced services as a result of increased business generated by the Division's companies. At the same time, expense items were affected by the revision of indirect tax rates adopted by the government.

UniCredit Banca d'Impresa had total operating expenses of €277 million for the half-year period. The bank implemented strict cost saving policies accompanied by measures to increase the distribution of automated services to customers resulting in a cost-income ratio of about 29%, which is an excellent level for the Italian banking industry.

The €111 million in operating expenses reported for the first six months of 2005 by UBM represented 25% of the Division's total expenses. This was a 3% reduction in the company's expenses from June 2004.

The Division's payroll costs were down by 0.8% on an annual basis to €235 million as a result of an overall staff reduction of 122 employees compared to June 2004 and despite pay rises resulting from the renewal of the Collective Labour Agreement for the credit sector.

As a result of these changes in expenses and revenues, the Corporate Banking Division's cost-income ratio was 29.8%.
Operating profit was down by 3.2% from the previous year to €1,063 million.

NET PROFIT
Total net writedowns and provisions (with the exception of amortisation and depreciation which are calculated as a part of operating expenses) were down by €27 million (or 10.6%) on an annual basis. Net loan writedowns were €196 million (write-backs for the half year were €66 million).

The Division's net profit was down by 7.9% from June 2004 to €502 million.

STAFF AND BRANCHES

The staff of the Corporate and Investment Banking Division was down by 103 employees from December and by 122 employees from June 2004 due to rationalisation measures, and especially at UniCredit Banca d'Impresa and UBM.

STAFF AND BRANCHES

CORPORATE AND INVESTMENT BANKING DIVISION	AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Number of employees	5,192	5,269	5,295	- 103	5,314	- 122
Number of branches	244	243	243	+ 1	241	+ 3

Private Banking and Asset Management Division

The Private Banking and Asset Management Division is in the business of managing wealth, operating in three areas:

- Private Banking, through *UniCredit Private Banking* and its subsidiaries
- Asset Gathering, through *UniCredit Xelion Banca*
- Asset Management, through the *Pioneer Group*.

(as at 30 June 2005)

MAIN SUBSIDIARIES

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	PERCENT.	EQUITY INTEREST (€ million)	TOTAL ASSETS (€ million)	NET PROFIT PERCENT.	COST/INCOME RATIO	EMPLOYEES	BANK BRANCHES
UniCredit Private Banking		100	4,783	44	62.6	1,177	149
Pioneer Global Asset Management Group		100	1,913	117	46.5	1,790	-
UniCredit Xelion Banca		100	1,643	-18	149.7	318	-

As at 30.06.05, the Division managed or administered a total of about €189 billion in financial assets (up by about 10% over December 2004 and 16% over the previous year) adjusted for intra-group duplications. It operates in domestic and international markets with a selective presence in the largest financial centres (including Boston, Dublin, Hong Kong, London, Luxembourg, Madrid, Monaco, New York, Paris, Singapore, Prague and Warsaw in the area of asset management, and Lugano, Luxembourg, Monte Carlo and San Marino in the area of private banking).

(€ million)

DIRECT AND INDIRECT DEPOSITS

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Direct and indirect deposits	189,000	178,600	171,900	+ 9.9%	162,900	+ 16.0%

In an external environment of increasingly complex financial markets, the Division's goal is to take advantage of growth opportunities in the asset management and wealth management businesses by offering innovative and personalised products and services with a high degree of added value by leveraging its international capabilities, the strong integration between production and distribution, and the sales and consulting skills of its sales and support structures.

UNICREDIT PRIVATE BANKING

In the first half of 2005, UPB was positioned as the largest Italian bank fully dedicated to the private banking segment through approximately 150 branches and 1,200 employees who provide service to about 40,000 customers.

UNICREDIT PRIVATE BANKING (Main business indicators)

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Clients' total assets under administration (€ million)	48,390	45,596	44,549	+ 8.6%	39,861	+ 21.4%
No, Of Client Managers	575	598	575	-	572	+ 3
Clients' total assets per Client Manager	84,2	76,2	77,5	+ 8.6%	69,7	+ 20.8%

Continuing on the path of the corporate rationalisation project, during the period UPB sold 100% of the capital stock of the subsidiary Fiduciaria Risparmio Torino SIM S.p.A. to Pioneer Global Asset Management S.p.A. and absorbed UniCredit Private Wealth Advisory S.r.l. In addition, UniCredit (Suisse) Trust S.A. was established, and its business commenced. This is a trust company under Swiss law which is wholly owned by UniCredit (Suisse) Bank S.A.

To be specific, goals were pursued to make organisational structures as flexible as possible, to enhance services and products and to improve the level of specialisation of the bank's employees.

These measures involved:

- the organisational structure, with the centralisation of human resource and organisational management (Organisation and Human Resources) into a single unit, the optimisation of several structures in the Investment area, and the establishment of the Wealth Advisory area to enhance consulting support provided to the sales network and high-profile customers. In addition, responsibilities for the management of the segment of customers with assets over €10 million were reassigned to Private Banking;
- the development of the product line allowing customers to take advantage of new products and services provided by specialised companies (new hedge funds, new portfolios of the Pioneer Funds Luxembourg fund and new insurance policies). In the asset management area, a new Investment Program service dedicated to customers with over €1 million in potential assets was created in conjunction with Pioneer, and as a UPB exclusive
- the establishment of professional training courses aimed at expanding individual roles to ensure consistency with individual skill levels, the enhancement of capabilities and the improvement of staff motivation levels;
- the completion of several measures to optimise systems and procedures with the implementation

of new services, the revision of the loan approval process to reduce the decision-making period by simplifying the preliminary investigation process for small loans, and the launch of the Business Continuity Plan with the coordination of the Parent Company.

During the first half of the year, major initiatives were launched that should produce significant results in the second half of the year:

- the launch of the "Growth" project aimed at supporting development activities by defining a structured process and methodology aimed at maximising the likelihood of success in the acquisition area;
- the launch of the "Advice" project whose goal is to expand and standardise financial consulting capabilities in the branch network through a single advisory process broken down by various customer segments;
- the continuation of the "Rationalisation of sales structures and enhancement of human resources" with the completion of the service model based on customer potential that relies on placing investment specialists in the distribution structure.

The half-year was characterised by excellent sales performance from both a quantitative and qualitative standpoint. As a result, there was also a significant increase in all profitability measures. The bank had a net inflow of over €2.5 billion including approximately €900 million in transactions, which, due to their nature or temporary characteristics, were considered extraordinary. Excluding these transactions, the inflow would total €1.6 billion.

Significant results were also achieved in terms of the net inflow of assets under management which totalled about €362 million and were driven by the growth in the new segregated accounts Investment Program and Focusinvest (up by €299 million). This contributed to a further increase in the percentage of revenues from recurring services which rose to 53.4% of total service revenues compared to 51% at the end of 2004 and 46.8% at the end of 2003.

As at 30 June 2005, net assets managed by the Bank and its subsidiaries were €57 billion, an increase of 8.3% over December 2004; of this amount, approximately 84% were managed by UniCredit Private Banking alone.

At the end of the half year, UPB customers' liquid assets totalled about €48.4 billion.
This figure represents an 8.6% increase over the €44.5 billion as at 31 December 2004.

Direct deposits totalled approximately €4.2 billion, a 6.1% increase over the end of 2004, including €828 million in repos. Assets under management totalled €19.3 billion (up by 5.9%), while assets under administration (excluding repos) were €25.0 billion (up by 11.3%).

As at 30 June 2005, net loans to customers totalled €880.3 million, an increase of 18% over the previous year. During the period, the proportion of short-term loans was nearly equal to that of medium- and long-term loans due to the considerable growth in the latter resulting from large new transactions.

UNICREDIT XELION BANCA ('XELION')

For Xelion the first half of 2005 was characterised by a sharp increase in deposits (up by 11%) from €12.1 billion at the end of December 2004 to €13.4 billion.

UNICREDIT XELION BANCA (Main business indicators)

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2005	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Clients' total assets under administration (€ million)	13,402	12,566	12,058	+ 11.1%	11,248	+ 19.2%
Financial Studios [1]	112	118	118	- 6	120	- 2
Financial Consultants	1,967	2,027	2,067	- 100	2,175	- 108
Clients' total assets per Financial Consultant (€ million) [2]	6,8	6,2	5,9	+ 15.5%	5,2	+ 31.7%

[1] These are street-level premises, with display windows and prestigious furnishing. At 30 june 2005 there were 255 upper-level consultants offices.
[2] Does not include figures relating to former ING consultants who have not entered into an agency contract with Xelion.

This growth was due to the €788 million inflow of deposits during the period, which equated to a 14% market share of the financial consultant sales network sector (and a 6.8% market share of deposits), and the remainder was due to the strong performance of financial markets.

The average portfolio growth per financial consultant was even greater moving from €5.9 million in December 2004 to €6.8 million representing a 15.5% increase. The result was achieved through the continuing, meticulous, quality-focused selection process carried out by the network since 2002 (at the end of 2001 the portfolio per consultant was €2.9 million). During the half year, the number of consultants dropped from 2,067 in December 2004 to 1,967 at the end of June 2005 (60 new hires and 160 terminations).

The reduction in the number of financial consultants made it possible to rationalise the branch network by eliminating certain overlapping offices that were left after the ING branch network was acquired in 2004. At the end of June 2005, the Financial Studios network consisted of 112 street-level premises compared to 118 at the end of 2004, and over 255 offices compared to 279 at the beginning of the year.

Xelion's operations continue to produce break-even performance through an increase in the per unit return on assets under management and administration achieved through an improvement in portfolio mix, customers' recognition of the value added by independent consultants and the selective growth strategy focusing on the average quality of consultants.

PIONEER INVESTMENTS

For the first half of the year Pioneer Investments reported a total net inflow of €4.6 billion, representing a €2.5 billion increase (about +120%) over the same period of the previous year, confirming impressive growth performance in the worldwide asset management market.

As a result, the company's assets under management reached a total of €142.4 billion compared to €129.8 billion at the beginning of the year, an increase of about 10% (+3.6% due to net inflow, +6.4% from the market effect), and at the same time increased its profitability margins over the previous year due to a better asset mix and impressive product innovation.

(€ million)

PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2005	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Assets under management	**142,359**	**135,728**	**129,802**	**+ 9.7%**	**124,683**	**+ 14.2%**
- Italy	100,136	96,580	93,008	+ 7.7%	91,003	+ 10.0%
- United States	27,827	25,913	25,026	+ 11.2%	23,348	+ 19.2%
- Other International markets	9,528	8,877	8,072	+ 18.0%	7,380	+ 29.1%
- New Markets	4,868	4,358	3,696	+ 31.7%	2,952	+ 64.9%

During the first half of 2005, mutual funds performed well and were in the 33rd percentile in comparison to international competitors. Our Luxembourg funds did particularly well and were in the 1st quartile (21st percentile) as compared with benchmarks and their competition.

On average, alternative funds also reported growth for the first six months of the year.
At the corporate level, the following key decisions were made during the first half of 2005:

- corporate rationalisation transactions, especially the merger of UniCredit Private Asset Management SGRpa and PIXel Investment Management SGRpa into Pioneer Investment Management SGRpa (effective 1 April);
- selective acquisitions aimed at integrating the product range or restructuring and reintroducing management strategies including:
  - the acquisition of a 49% stake in Oak Ridge Investments LLC (Oak Ridge) effective 7 January, through Pioneer Investment Management USA Inc.;
  - the revision of the product line with the launch of new fund portfolios and segregated accounts;
  - the signing on 27 June of an Asset Purchase Agreement by Pioneer Investment Management USA Inc. (US) for obtaining the right to manage 23 AmSouth funds and 5 social security funds.

The best confirmation of Pioneer Investments' position as a group leader came from the rating agency Fitch AMR, which in May increased Pioneer's rating from AM2 to AM2+, thereby confirming the company's quality at the highest level of the sector, and especially in the area of investments and independent management.

Italy

At the end of June, assets under management exceeded €100 billion, a 7.7% increase from the beginning of the year. This increase was achieved due to a net inflow of €3.4 billion and a positive market effect (up by 4.4%).

In particular, in the mutual fund segment, Pioneer improved its position among asset management companies with a market share of 14.89% (up by 35 basis points since the beginning of the year) thereby becoming the second largest domestic fund manager, and the only company to report a net inflow of all the major national players.

The performance of the "third party" segment (up by €2,862 million) was also excellent due to a key agreement entered into in March, and the positive contribution made by the Retail, Private Banking and non-captive Institutional segments.

United States

Difficulties continued in the US for the high yield bond area where the company is a leader. This was due to a change in customers' asset allocation choices which was reflected in a €286 million outflow of funds since the beginning of the year despite the high net inflow in the equity segment.

The Institutional segment reversed this trend with an inflow of over €320 million due to sales concentrating on pension funds.

This division's assets reached a total of €27.8 billion (or $33.7 billion), an increase of 11.2% from the beginning of the year (up by 19.2% over the same period of the previous year).

International

The division reported impressive results: inflow for the half year totalled €795 million, and assets under management reached a level of €9.5 billion (up by 18% since the beginning of the year). The inflow was concentrated among the family of funds under Luxembourg law including, in particular, Top European Players (€370 million), Euro Strategic Bond (€148 million), US Mid-Cap Value (€109 million) and alternative investment products. Finally, excellent inflow results were also achieved in German-speaking countries (up by €410 million) and in Spain (up by €200 million).

New Markets

The positive trend continued in the New Markets division with an inflow of €699 million for the first six months of the year. This inflow was mainly concentrated in Poland, due to the placement of new funds, but there were also positive contributions from other countries in this area.

The division's assets under management totalled €4.9 billion, which was an increase of 31.7% from the beginning of the year and 64.9% higher than the same period of the previous year.

Pioneer Alternative Investment Management

A net inflow of €300 million was reported since the beginning of the year (these figures are already included in those of the various business areas) due to the placement of funds in the Momentum family (up by €265 million) and the results achieved by SGR Italiana (up by €153 million).

Total assets in hedge funds reached a level of €4.3 billion, an increase of 13.9% since the beginning of the year.

PROFIT AND LOSS ACCOUNT

The Private Banking and Asset Management Division ended the first half of 2005 with the Group portion of net profit equal to €200 million after a €64 billion provision for applicable taxes and duties. Profit rose by about 26% over the previous year despite the non-recurring tax benefits included in 2004 profits (about €20 million). Excluding this effect, the increase would have been about 44%.

(€ million)

PROFIT AND LOSS ACCOUNT						
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	1ST HALF 2005	1ST HALF 2004	CHANGE PERCENT.	QUARTERS Q2 '05	QUARTERS Q1 '05	QUARTERS Q2 '04
Net interest income	54	49	+ 10.2%	27	27	23
Trading profit (loss)	2	1	+ 100.0%	2	-	1
Commissions and other net income	586	518	+ 13.1%	301	285	261
Total revenues	**642**	**568**	**+ 13.0%**	**330**	**312**	**285**
Payroll costs	-176	-165	+ 6.7%	-90	-86	-83
Other expenses, amortisation and depreciation	-193	-205	- 5.9%	-99	-94	-104
Operating expenses	**-369**	**-370**	**- 0.3%**	**-189**	**-180**	**-187**
OPERATING PROFIT	**273**	**198**	**+ 37.9%**	**141**	**132**	**98**
Provisions an net writedowns	-7	-2	+ 250.0%	-5	-2	-
Extraordinary income (charge) - net	5	9	- 44.4%	5	-	9
Income taxes for the period	-64	-41	+ 56.1%	-34	-30	-11
NET PROFIT FOR THE PERIOD	**207**	**164**	**+ 26.2%**	**107**	**100**	**96**
of which: Group portion of net profit	*200*	*159*	*+ 25.8%*	*103*	*97*	*92*

PROFITABILITY RATIO (%)						
Cost/Income Ratio	**57.5**	**65.1**		**57.3**	**57.7**	**65.6**

The Division's operating profit for the first half of 2005 was substantially higher (up by about 38%) than the figure for the same period of the previous year due to the solid results achieved from selling asset management products in Italy and elsewhere in the world, and the good performance of financial markets. There was also an increase in second quarter operating profit over the first quarter (up by about 7% at current exchange rates and 5% at constant exchange rates at the end of June).

REVENUES

Total revenues of €642 million for the first half of 2005 were up by 13% over the same period of 2004 (the second quarter was up by 5.8% over the first quarter).

This growth was driven by an increase in net commissions (up by about 15%) due primarily to:

- the increase in average assets managed by Pioneer (up by about 10%) as a result of the good net inflow (nearly €5 billion) and the improvement in mix (the equity component rose to 30.3% from 27.6% at the end of June 2004) and the modification of the product line carried out during the second quarter;
- improvement in UPB profitability due in part to the new segregated accounts FocusInvest and Investment Program that were not included in the first half of 2004;
- improved productivity of Xelion's financial consultants; over the last twelve months, direct and indirect deposits per financial consultant rose from €5.2 million to €6.8 million.

OPERATING EXPENSES

Operating expenses, including amortisation and depreciation of €12 million, totalled €369 million, which was in line with the previous year (down by about 0.3%).

Payroll costs were up by about 7% on an annual basis even though the overall number of employees in the Division dropped by 147 at the end of the period.

This cost increase was due to the following:

- the impact of contract renewals in Italy;
- the increased share of resources in the investment area as compared to the operations area, and international growth in Pioneer's business;
- the higher percentage of the variable compensation component tied to results.

STAFF AND BRANCHES

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	AS AT 30.06.2005	AS AT 31.03.2005	AS AT 31.12.2004	CHANGE OVER 31.12.2004	AS AT 30.06.2004	CHANGE OVER 30.06.2004
Number of employees	3,527	3,574	3,700	- 173	3,674	- 147
Number of branches	159	160	164	- 5	164	- 5

The significant decline reported in other expenses and amortisation and depreciation from 2004 (down by about -6%) was due to improved efficiency achieved in 2005 as a result of corporate rationalisation measures (the former ING special-purpose vehicle companies, and the outsourcing of IT operations).

The Division's cost-income ratio was 57.5%, an improvement of nearly 8 percentage points over the first half of the previous year.

The New Europe Division

(as at 30 June 2005)

MAIN SUBSIDIARIES

NEW EUROPE DIVISION	EQUITY INTEREST PERCENT.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO PERCENT.	EMPLOYEES	BANK BRANCHES
Pekao Group (Poland)	52.93	14,614	180	52.6	15,951	786
Zagrebacka Banka Group (Croatia and Bosnia Herzegovina)	81.91	9,052	46	57.0	5,140	189
Koç Finansal Hizmetler Group (Turkey) (1)	50.00	4,267	51	41.9	1,988	90
Bulbank (Bulgaria)	86.13	1,689	27	33.9	1,890	103
Zivnostenska Banka (Czech Republic)	96.63	1,642	3	82.4	883	41
Unibanka (Slovakia)	77.21	1,549	7	79.3	1,072	66
UniCredit Romania (Romania)	99.95	426	2	80.0	767	36

(1) The figures are those of the entire Koç Group; 50% of these are attributed to the Division and included in the consolidated accounts.

THE BUSINESS ENVIRONMENT

During the first half of 2005, the macro-economic situation in New Europe countries changed for the better in spite of some weaknesses due to both internal and external factors.

In general, despite a slowdown in the first half, which was in line with the worldwide economic deceleration, all regional economies grew at a strong, sustainable rate. The rather disappointing growth in Western Europe limited the potential for exports, and domestic demand turned out to be the main driving force for economic growth almost everywhere in the region, replacing foreign demand in certain cases. However, it should be noted that exports continued to post robust performance, especially in Poland, as evidence of a sharp improvement in the competitive environment. On the whole, New Europe maintained a growth rate that was much higher than in the euro area.

Although petroleum prices remained high, inflationary pressures were somewhat attenuated in all areas, benefiting in part from the slowdown in growth. The moderate growth of inflation, combined with fears of a further economic slowdown, led central banks in the region to return to an expansionary stance in order to provide further stimulus for domestic demand.

The economic and legislative convergence, which is under way in some countries for the purposes of joining the EU, and in others for joining the EMU, made it possible for New Europe to enjoy unchanged or slightly better ratings. If March and April are excluded, when there was a broad-based sell-off in emerging markets, exchange rates moved along an upward trend line, and country risk (measured by movements in spread as compared to the euro rate curve) continued to drop. The negative outcome

of the French and Dutch referendums on the European constitution, which had already been taken into account by markets, did not result in increased volatility in the short run. However, it appears likely that countries aspiring to join the EU will now be forced to comply more rigorously with membership requirements.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WITH A GROUP PRESENCE

	GROWTH %		INFLATION (END OF PERIOD)		INTEREST RATE (AVERAGE) *		EXCHANGE RATE VS. EURO (END OF PERIOD)	
	2004	2005P	DIC 2004	GIU 2005	DIC 2004	GIU 2005	DIC 2004	GIU 2005
Poland	5.4	4.1	4.4	1.4	6.7	5.2	4.08	4.04
Croatia	3.8	3.2	2.7	2.9	4.9	4.2	7.65	7.31
Turkey	8.9	6.0	9.4	9.0	21.1	15.4	1.84	1.62
Bulgaria	5.6	5.0	4.0	5.1	2.4	2.06	1.96	1.96
Czech Republic	4.4	4.2	2.8	1.8	2.53	1.75	30.46	30.03
Slovak Republic	5.5	5.3	5.9	2.5	3.68	2.8	38.75	38.41
Romania	8.3	6.0	9.3	9.7	17.08	7.97	39,390	36,030
Bosnia - Herzegovina	5.0	5.0	0.4	N/A	N/A	N/A	1,96	1,96

* The relevant interest rates are: Poland - 3M Wibor, Croatia - 1W Zibor, Turkey - Interbank O/N compound, Bulgaria - Basic Interest rate (reference rate for commercial banks), Czech Rep. - 1M Pribor, Slovak Rep. - 1M Bribor (mid), Romania - 1M Bubor (mid).
Note: Turkey's rate of inflation is based on the new index (2003=100).

POLAND

During the first quarter of 2005, the Polish GDP rose by only 2.1% on an annual basis primarily due to lower growth in consumption and slower investment growth than the previous year. Despite a higher exchange rate, exports continued to grow at a fast pace, acting as a driving force for the economy and giving rise to a further reduction in the already low current account deficit. Fears over slower than projected growth and the rapid decline of inflation led the Council of Monetary Policy to return to an expansionary stance and to cut interest rates three times since the beginning of the year by a total of 150 basis points.

CROATIA

Weak domestic demand and the sharp decline in ship exports were the cause of the slowdown of the Croatian GDP in the first quarter of 2005. Monetary policy continued to restrain foreign debt growth and monetary aggregates and to provide relative stability in the exchange rate and interest rates. The commencement of EU membership negotiations, which had originally been scheduled for March 2005, was delayed to a date to be determined (probably late September) as evidence of the political requirements that the country must still meet.

TURKEY

Economic growth on a solid and sustainable footing was particularly evident in Turkey. Inflation remained on a downward trend and led the Central Bank to cut rates by 375 bp at the beginning of

the year. The new stand-by agreement with the IMF, which was signed in May 2005, demonstrated the government's desire to continue reforms, even though the disbursement of the first tranche of the loan was delayed due to parliament's failure to approve the new law on social security before the summer recess. The European Commission confirmed that negotiations for entry into the EU will commence on 3 October, even though the outcome of referendums in France and the Netherlands raised further uncertainty over the integration process.

BULGARIA

Bulgaria reported one of the highest growth rates in the region during the first quarter (6% on an annual basis) with consumption and investments acting as the main driving forces of economic growth. The Central Bank continued to introduce restrictive measures to limit loan growth and avoid the deterioration of loan quality. The current account deficit with foreign countries was still large but did not raise concerns over stability due to broad coverage in terms of IDE and the very conservative fiscal policy.

OTHER COUNTRIES

There were also positive economic indicators in other countries in New Europe. In particular, in Slovakia, strong GDP growth was supported by a steady increase in domestic demand. After taking aggressive action against the strong appreciation of the koruna at the beginning of the year with a number of measures culminating with a rate cut of 100 bp, the Slovakian Central Bank left monetary policy unchanged in recent months. The Romanian economy continues to show signs of growth driven by consumption and investments and declining inflation. Although growing at a slower pace than the previous year, the Czech Republic reported relatively steady growth. However, the rapid drop in inflation and fears concerning a greater-than-expected economic slowdown led the Czech Central Bank to reduce rates by 75 bp during the first four months of the year.

PROFIT AND LOSS

During the first half of 2005, the New Europe Division reported net profit of €359 million, a 27.8% increase at constant exchange rates over the same period in 2004. The Group's portion of net profit was €241 million representing a 26.2% increase over the previous year.

The Division's profits were attributable to nearly all banks in the region, and particularly Bank Pekao, KFS and Bulbank.

Pekao Bank reported higher revenues than in the first half of 2004, driven primarily by an increase in net interest income and relatively stable expenses, which, in conjunction with a careful loan approval and risk control process led to sharply higher net profit despite an increase in taxes.

Koç Financial Services, the 50-50 joint venture with the Turkish Koç Industrial Group, benefited from the country's positive economic performance which translated into growth in volume, revenues and net profit that exceeded expectations (up by over 40% over the same period of the previous year).

Bulbank reported revenue growth driven by net interest income and service revenues. As a result, the already excellent cost/income ratio improved by nearly a full percentage point to 34%.

(€ million)

PROFIT AND LOSS ACCOUNT (at constant exchange rates)

NEW EUROPE DIVISION	1ST HALF 2005	1ST HALF 2004	CHANGE PERCENT.	QUARTERS Q2 '05	QUARTERS Q1 '05	QUARTERS Q2 '04
Net interest income	609	579	+ 5.2%	310	299	297
Trading profit (loss)	143	59	+ 142.4%	96	47	20
Commissions and other net income	296	288	+ 2.8%	157	139	158
TOTAL REVENUES	**1,048**	**926**	**+ 13.2%**	**563**	**485**	**475**
Payroll costs	-267	-252	+ 6.0%	-136	-131	-129
Other expenses, amortisation and depreciation	-260	-252	+ 3.2%	-133	-127	-132
Operating expenses	**-527**	**-504**	**+ 4.6%**	**-269**	**-258**	**-261**
OPERATING PROFIT	**521**	**422**	**+ 23.5%**	**294**	**227**	**214**
of which: Pekao Group	*252*	*236*	*+ 6.8%*	*134*	*118*	*122*
Zagrebacka Banka Group	*77*	*71*	*+ 8.5%*	*42*	*35*	*28*
Koç Finansal Hizmetler Group	*90*	*70*	*+ 28.6%*	*47*	*43*	*38*
Other companies	*50*	*44*	*+ 13.6%*	*24*	*26*	*24*
Adjustments	*52*	*1*	*n.s.*	*47*	*5*	*2*
Provisions an net writedowns	-75	-73	+ 2.7%	-40	-35	-36
Extraordinary income (charge) - net	5	-4	- 225.0%	2	3	-7
Income taxes for the period	-92	-64	+ 43.8%	-50	-42	-19
NET PROFIT FOR THE PERIOD	**359**	**281**	**+ 27.8%**	**206**	**153**	**152**
of which: Group portion of net profit	*241*	*191*	*+ 26.2%*	*135*	*106*	*103*

PROFITABILITY RATIO (%)

	1ST HALF 2005	1ST HALF 2004	CHANGE PERCENT.	Q2 '05	Q1 '05	Q2 '04
Cost/Income Ratio	**50.3**	**54.4**		**47.8**	**53.2**	**54.9**

On a consolidated basis, the Division ended the first half with total revenues of €1,048 million, a 13.2% increase due to growth in net interest income driven primarily by volume from both financial transactions and service revenues confirming the Division's effective sales policy.

Operating expenses rose by 4.6% due primarily to expenditures and investments made to finance the banks' organic growth in the areas where their geographical penetration is lower.

In terms of efficiency, there was a significant improvement in the ratio of operating expenses to total revenues, which dropped from 54.4% for the first half of 2004 to 50.3%.

Operating profit for the entire division was up by 23.5% at constant exchange rates over the first half of the previous year to €521 million.

The slight increase in net writedowns and other provisions (up by 2.7%) seems to be more than justified by a loan growth of about 19%, while the 43.8% increase in income taxes, adjusted for growth in taxable income, was almost entirely attributable to tax benefits used by Bank Pekao in 2004. Net profit for the period rose by 28% to €359 million.

BALANCE SHEET, STAFF AND BRANCHES

LOANS AND DEPOSITS

As at 30 June 2005 the Division's loans to customers totalled €16,238 million, representing a 18.9% increase at constant exchange rates, over the same period in 2004.

Direct deposits rose by 5.8% over June 2004 levels to €23,936 million despite a strong sales effort, especially at the largest banks, to increase assets under management, which resulted in an upsurge in fund sales.

The loan/deposit ratio rose from 60.4% in June 2004 to 67.8%.

(€ million)

MAIN BALANCE SHEET ITEMS (at constant exchange rates)

NEW EUROPE DIVISION	AMOUNTS AS AT 30.06.2005	31.03.2005	31.12.2004	CHANGE OVER 31.12.2004	AMOUNTS 30.06.2004	CHANGE OVER 30.06.2004
Loans to customers	**16,238**	**15,271**	**14,536**	**+ 11.7%**	**13,652**	**+ 18.9%**
- Pekao Group	6,796	6,461	6,326	+ 7.4%	6,241	+ 8.9%
- Zagrebaçka Banka Group	4,883	4,649	4,376	+ 11.6%	4,089	+ 19.4%
- Koç Finansal Hizmetler Group	1,887	1,691	1,535	+ 22.9%	1,414	+ 33.5%
- Other companies	2,672	2,470	2,299	+ 16.2%	1,908	+ 40.0%
Customer Deposits	**23,936**	**23,615**	**23,713**	**+ 0.9%**	**22,615**	**+ 5.8%**
- Pekao Group	10,992	10,931	10,788	+ 1.9%	11,464	- 4.1%
- Zagrebaçka Banka Group	6,360	6,364	6,534	- 2.7%	5,684	+ 11.9%
- Koç Finansal Hizmetler Group	2,647	2,397	2,441	+ 8.4%	1,923	+ 37.6%
- Other companies	3,937	3,923	3,950	- 0.3%	3,544	+ 11.1%

ASSET QUALITY

The many projects and measures aimed at improving the entire lending process led to a significant increase in the coverage ratio with respect to non-performing loans (86% compared to 84.8% in December 2004) and total bad and doubtful debts (73.5% compared to 70.8% in December 2004). There was also a clear improvement in the ratio of total bad and doubtful debts to total loans to customers with a drop from 6.3% in December 2004 to 5%.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS	NON-PERFORMING LOANS		OTHER BAD AND DOUBFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
NEW EUROPE DIVISION	30.06.2005	31.12.2004	30.06.2005	31.12.2004	30.06.2005	31.12.2004
Face value	2,534	2,450	543	590	3,077	3,040
as a percentage of total loans	*13.54%*	*14.93%*	*2.90%*	*3.60%*	*16.44%*	*18.53%*
Writedowns	2,180	2,077	83	75	2,263	2,152
as a percentage of face value	*86.0%*	*84.8%*	*15.3%*	*12.7%*	*73.5%*	*70.8%*
Book Value	354	373	460	515	814	888
as a percentage of total loans	*2.18%*	*2.66%*	*2.83%*	*3.67%*	*5.01%*	*6.32%*

CHANGES IN PERSONNEL

Despite an increase of 24 branches since June 2004, the number of employees in June 2005 remained largely unchanged from the previous year. Thus, there was an improvement in average productivity per employee over the same period in 2004.

STAFF AND BRANCHES	AS AT			CHANGE OVER	AS AT	CHANGE OVER
NEW EUROPE DIVISION	30.06.2005	31.03.2005	31.12.2004	31.12.2004	30.06.2004	30.06.2004
Number of employees	27,854	27,702	27,568	+ 286	27,818	+ 36
Number of branches	1,311	1,305	1,287	+ 24	1,287	+ 24

Human Resources

PERSONNEL CHANGES

As at 30 June 2005 there were a total of 68,247 employees at the banks and companies of the UniCredito Italiano Group consolidated in the accounts using the line-by-line method, including the Turkish Group Koç Finansal Hizmetler, which consolidates using the proportional method. This represents a decrease of 324 employees from 31 December 2004.

EMPLOYEES BY DIVISION

	30.06.2005		31.12.2004	30.06.2004	CHANGE OVER	
		% of total			31.12.2004	30.06.2004
Retail	24,633	36.1%	25,136	25,467	- 503	- 834
Corporate and Investment Banking	5,192	7.6%	5,295	5,314	- 103	- 122
Private Banking and Asset Management	3,527	5.2%	3,700	3,674	- 173	- 147
New Europe	27,854	40.8%	27,568	27,818	+ 286	+ 36
Parent Company and other subsidiaries	7,041	10.3%	6,872	6,975	+ 169	+ 66
of which: Global Banking Services Division	*5,123*	*7.5%*	*4,939*	*5,030*	*+ 184*	*+ 93*
Total Group employees	**68,247**	**100.0%**	**68,571**	**69,248**	**- 324**	**- 1,001**

Below is a summary of personnel changes by Division:

- Staff reduction in the Retail Division (down by 503 employees) was due to further improvements in efficiency, which, especially at UniCredit Banca, made it possible to reap the initial benefits from the three-year plan, which, among other things, provides early retirement bonuses to staff entitled to a pension.
  It should be added that despite the reduction in overall staff, the above improvements in efficiency also led to the use of a greater concentration of employees in sales positions with the creation of 452 new jobs for Private Banking Sales Executives at branches and Sales Executives for the affluent segment at UniCredit Banca, and the expansion of the sales network of UniCredit Clarima Banca (35 new jobs);
- The staff of the Corporate and Investment Banking Division declined by 103 employees due to rationalisation measures at UniCredit Banca d'Impresa (where, as in the case of UniCredit Banca, the initial effects of the Group's plan were implemented to provide early retirement bonuses to staff entitled to a pension) and at UniCredit Banca Mobiliare;
- Measures to optimise the Group's Private Banking and Asset Management activities, which led, among other things, to the transfer of Information Communication Technology to UniCredit Servizi Informativi, resulted in an overall staff decrease of 173 employees in the Private Banking and Asset Management Division despite the creation of 34 new sales jobs (Global Financial Advisors, Client Managers and Staff Assistants) at UniCredit Private Banking;
- The increase of 286 employees in the New Europe Division was due to the continual growth process and the opening of new branches in the area; this was partially offset by further streamlining measures carried out at the Pekao Group;

It should be added that staff rationalisation measures also allowed the creation of some 100 new sales jobs at Bulbank, UniBanka and Zivnostenska Banka.

- The increase of 169 employees at the Group's remaining banks and companies (the Parent Company, ancillary companies and other companies forming a part of the Global Banking Services Division) was largely due to the expansion of UniCredit Servizi Informativi following spin-offs of divisions in connection with the strategic decision to concentrate all the Group's Information Communication Technology activities in that company. This process is still under way and is expanding to the banks and companies of New Europe.

GROUP STAFF

Innovative and more flexible forms of hiring staff continued in the first half of 2005. In fact, at Group banks and companies other than those in New Europe, about 40% of those hired were under short-term contracts or job-training and/or entry level- contracts.

It should also be noted that in the first half of this year, 127 short-term positions and 105 job-training and/or entry-level contracts were converted to regular contracts.

To deal with exceptional situations, requests for about 200 temporary staff were made. As at 30 June 2005, there were about 500 contracts of this sort spread over the Group's domestic companies and some of the Pioneer Group's foreign offices.

It should be added that during the last half of the year, upon the expiration of supply contracts, 20 temporary staff were hired under regular contracts.

Over 32% of staff at the Group's banks and companies other than those in New Europe had less than ten years service. With regard to Group banks in Central Eastern Europe, the average percentage of this bracket rose to over 42% due primarily to employees from banks such as Unibanka, Zivnostenska Banka, UniCredit Romania and Koç Finansal Hizmetler.

With regard to age, at the Group's banks and companies other than New Europe, the "intermediate" bracket between 31 and 50 years of age continues to be the largest (over 67%), while the percentage of younger employees (up to 30) remained significant at 13% despite the gradual increase in the average age of new hires, who are increasingly recruited among those with a higher education. The proportion of these young people at the Group's banks in Central Eastern Europe is even more significant (over 25%), which is in line with the lower average length of service at these banks.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. In fact, women represent 41% of the labour force at the Group's banks and companies other than those in New Europe with a high concentration (over 57%) in the bracket of workers up to 30 years of age. The percentage of women in senior management staff positions rose to 27%.

At the Group's Central Eastern European banks, female employees were definitely in the majority (about 75%), with 55% working as senior managers.

Finally, with regard to qualifications, over 28% of personnel working at the Group's banks and companies other than those in New Europe held a university degree, with 72% in economics, banking or law. As for senior management alone, this percentage rose to 33%.

This situation is quite different at Group banks in Central Eastern Europe where 51% hold a university degree, rising to about 82% if only senior management staff is taken into consideration. However, degrees in subjects other than economics, banking and law amount to about 35% of the total.

TRAINING

Training conducted in the first half of 2005 contributed to strengthening the service model adopted by the Group.

In addition to formal classroom training and continuing growth in remote training programmes, several initiatives were completed that are particularly significant due to their innovative approach and high quality. These include the following:

- **"Leadership for Results"**
  The goal of this initiative, which was launched in 2004 in collaboration with the Teleos Leadership Institute headed by Annie McKee (a world authority on emotional intelligence), is to shift corporate culture towards a service-oriented approach by establishing a leadership style that facilitates learning and helps people to accept and internalise changes and comprehend what is necessary to achieve the corporate mission. Up until now, the project has involved management at the Parent Company, UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, UniCredit Produzioni Accentrate, Locat, UniCredit Audit and UniCredit Factoring. The course, which has a heavy hands-on component, was conducted by a group of about 50 colleagues who acted as facilitators.
- **Certification of Derivative Specialists**
  This project, which was developed in 2004 by UniCredit Banca Mobiliare in conjunction with SDA Bocconi University and the Group's Corporate University, the Management and Banking Academy, with the aim of providing certification for Derivative Specialists at UniCredit Banca d'Impresa, is in its second session, which ended in March with the participation of 38 colleagues (there were 41 in the first session).
- **Master's Degree in Corporate and Investment Banking**
  This master's degree, which was commissioned by UniCredit Banca d'Impresa and designed in 2004 by MIP Politecnico in Milan and SDA Bocconi University in collaboration with the Management and Banking Academy, is aimed at developing the assessment skills needed to offer companies a service capable of understanding and consistently meeting both their financial and non financial needs. The three-year course initiated last year is continuing with the participation of 46 colleagues of UniCredit Banca d'Impresa, while the second session of this master's degree is currently being planned.

• **Reaching Credit Excellence Diploma**

The goal of this training programme is to share the Group's best practices in the area of credit management, and is part of the broader "Reaching Credit Excellence" project designated for middle management at banks in New Europe. About 600 colleagues participated in this course. They received a diploma at the end of the training course during a ceremony attended by Professor Altman (from the Stern School of Business, New York University).

In particular, UniCredit's management took advantage of the training programmes offered by the Management and Banking Academy, the Group's Corporate University, which dedicated 2005 to the area of Collaboration with the aim of increasing awareness of the reasons behind collaboration strategies in organisations and the tools that management has to create the structural conditions for collaboration between people, organisational units and companies. To achieve these goals, in addition to the more traditional classroom training involving 340 colleagues, there were evening meetings and presentations given by top managers, prominent individuals and internationally recognised experts who offered fresh, new perspectives to general thoughts in the area of Collaboration.

The Management and Banking Academy also launched two other initiatives: the Induction Programme, to help guide newly hired young colleagues during their first days in the Group, and the Management School, to promote the development of managerial skills in new managers. There were several initiatives promoted by these two units with the following highlights: two sessions of the welcome seminar with the participation of 208 newly hired colleagues, and the updated managerial training programme with the participation of 288 new managers in the training module called "GURU – Guiding Human Resources."

In light of the UniCredit-HVB transaction, training programmes are being created to support this integration.

There was a total of 1,318,510 training hours at the Group level.

MANAGEMENT DEVELOPMENT

Key Employees

In the area of Key Employee Management, during the first half of 2005, the scope of this area's responsibilities was defined, and the main management processes, which were developed in 2004, were implemented: compensation, performance management and Strategic Career Planning.

Young Talents

In 2005, the fifth class of the Young Talents Programme was started. This training and development course provided mixed classes of young Italian and foreign employees, and thus required the use of English. This decision, which is consistent with the Group's internationalisation model, meets the requirement of training managers who are able to work with people with differing experience, skills and cultures and who have a clear international orientation.

In the context of increasing transparency and the direct involvement of staff in corporate life, voluntary participation by young people meeting objective requirements and supported by their direct supervisors was promoted again this year in the training programme. The strong interest generated by this initiative then made it necessary for the Parent Company to conduct a selection process of potential candidates, in agreement with the Group's banks and companies, including through the introduction of a fast assessment to identify about one hundred young people who were placed in the 2005 course.

GROUP STAFF SHAREHOLDING PROGRAMME

To implement the three-year medium and long-term incentive programme, which was approved in 2004 and aimed at top management, middle management and all group employees, the UniCredit Board of Directors approved:

- the issuance in March 2005 of 1,341,480 UniCredit ordinary shares (performance shares) to be allocated to top management;
- the issuance in June 2005 of 16,984,286 UniCredit ordinary shares with a three-year sale restriction, to be awarded to all employees, as a result of the restructuring of the company bonus for 2004.

INDUSTRIAL RELATIONS

For the first half of 2005, industrial relations within the UniCredit Group were characterised by open and constructive discussion.

The most significant event was definitely the agreement reached on 11 February 2005 governing the employment impact of the 2004-2007 Business Plan.

As a result of this agreement, issued from complex negotiations, staff levels will be adjusted gradually in accordance with the goals set in the Plan, and most importantly, using an approach that gives priority to voluntary resignations.

The key features of the agreement include preferential access to retirement benefits on a voluntary basis with incentives for personnel in all categories and levels who meet the requirements to directly access seniority or old-age pensions when terminating employment. Under this agreement, the Group agrees to take an active approach in labour policy including the transformation of current short-term contracts, jobtraining and entry-level contracts (upon termination and subject to a favourable performance assessment) into regular contracts.

Finally, it is important to stress the importance of training as a fundamental factor in the management and development of personnel for the purposes of their professional retraining, re-qualification and development. Through an agreement with union organisations, the Group obtained a loan from the National Joint Inter-professional Fund for Ongoing Training for Companies in the Service Sector (For.Te) for four training programmes that involved over 3,800 Group employees.

SAFETY AT WORK

In the first half of 2005, the activities of the Safety at Work Department focused primarily on planning measures to prevent accidents and protect workers and on the coordination of these measures at the Group level. In particular, measures were taken:

- to prepare coordinated action plans for several large Group buildings;
- to launch a training programme aimed at emergency response teams;
- to launch a process for an integrated computer program that will be used to service accident prevention and employee protection structures at Group companies (where it is already operational) as well as "field" operators (personnel offices, staff responsible for property-related activities, etc.).
- to analyse and coordinate policy aimed at overseeing the health of workers;
- to implement the graphic archive of the Accident Prevention Department.

Capital Allocation and Risk Management

The UniCredito Italiano Group has made a priority of activities focusing on capital management and allocation (for both regulatory and operating capital) according to risks assumed for the purposes of expanding the Group's operations in order to create value.

These activities are currently in the various Group planning and monitoring phases and consist of:
- planning and budgeting processes:
  - formulation of the risk propensity proposal and capitalisation objectives that are dependant upon regulatory restrictions and the propensity for risk in keeping with objective credit standings;
  - analysis of risks associated with value "drivers" and allocation of capital to the Group and Business Units as the maximum amount between capital for regulatory purposes (measured in accordance with current Regulatory Guidelines by applying the Core Tier 1 target ratio to risk-weighted assets resulting from credit risk, market risk and other requirements) and operating capital measured, where possible, as the integrated "VaR" of credit and market risk on the trading and banking book, operational and business risk;
  - assignment of performance objectives adjusted for risk;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at the Group and Business Unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

In this context, considerable importance is attributed to risk control and management activities performed by special Risk Management divisions, which are also responsible for studies aimed at developing internal assessment methodologies in line with best international practice.

The process described is coordinated by the Parent Company, which supervises all risks assumed by individual Group entities. It assists them in establishing strategies for monitoring the risks in order to make sure that uniform methods for risk measurement are used. This means proposing and verifying the measurement methods used by Group companies and monitoring existing limits at the individual and consolidated level.

Within the Parent Company, Risk Management duties are assigned to:
- the Operational Risk Management (ORM) unit of the Administration department, which monitors operational risks;
- the Strategy and Credit Policy (SCP) unit of the Credit Department, which monitors credit risk;
- the Capital Allocation and Risk Management (CARM) unit of the Planning and Finance Department, which oversees market, exchange rate and liquidity risks and combines all risk categories in order to measure the Group's overall exposure for the purposes of managing operating and regulatory capital levels.

THE BASEL 2 PROJECT

The proposed regulations known as Basel 2 not only require compliance, but are seen as an opportunity to increase the value generated for the Group's shareholders. Thus, improving the capacity to manage risk at the level of individual companies and the Group is an essential strategic decision.

For this reason, at the beginning of 2003, the UniCredito Italiano Group launched a project aimed at combining Risk Management activities, business opportunities and the regulatory aspects of Basel 2 (calculation of capital requirements using the Advanced IRB method for credit risk and AMA for operational risks).

The project is broken down into 5 sections (credit risk, operational risks, market risk, risk integration and commercial policies and strategies) coordinated by the Planning and Finance Department. Project sponsors and owners are taken from the Group's senior management, while Project Management is assigned to the Planning and Finance Department. However, all Parent Company structures are involved in the project with various duties and responsibilities.

Credit is responsible for the Credit Risk Section of the Basel 2 project, which is coordinated by the Credit Strategies and Policies unit. The goal of the UniCredito Italiano Group is to achieve compliance on about 80% of the activities affected by credit risk at the time Basel 2 goes into effect (1 Januray 2007), and to subsequently achieve 100% coverage for significant assets by the end of the transition period (1 Januray 2010). During the first half of 2005, the procedure for the gradual convergence towards "compliance status" continued in the area of processes (definition of differentiated procedures for renewing credit facilities based on rating category and a plan for bringing internal management procedures in line with the definition of insolvency (default) proposed by Basel 2) at UniCredit Banca d'Impresa and was launched at UniCredit Banca for the small business segment. The most significant achievement at UniCredit Banca was the creation of an integrated rating system for small corporate customers in the approval process by defining authorities specifically tied to rating categories using the example of UniCredit Banca d'Impresa. "Compliance" for the remainder of the Retail Division's portfolio, which consists of exposure to individuals, will be achieved in the summer of 2005.

The Operational risk Section, which is coordinated by the Operational Risk Management unit, is aimed at developing a model for managing and measuring risks in keeping with the requirements set for advanced models in the New Accord.

The Planning and Finance Department is responsible for the sections on Market Risk and Risk Integration, which are coordinated by the Capital Allocation and Risk Management unit. The goal of the Market Risk section is to extend the application of the internal model to all Group companies and to achieve recognition of the model by the Bank of Italy. The validation goal had already been achieved for UBM by the end of 2003. The goal of the section is to extend market risk analysis to all owned positions by applying the internal model, which is based on VaR methodology, to banking book entries as well. The Risk Integration section has the mission of developing the quantitative model for measuring overall risk including financial credit risks, operational risks and other types of risk.

CREDIT RISK

The management of credit risk is carried out by Credits and is based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit-related. The Credit Department is in charge of updating methodologies developed and ensuring that they are properly implemented at all Group banks. Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component, i.e. that associated with individual borrowers, the focus of approaches and tools used to support loan operations during the loan approval phase and the performance management phase is to assign each customer a succinct, standardised assessment in the form of a rating. To this end, once the customer has been assigned to the appropriate internal segment, the loan being approved and monitored is subject to a credit standing assessment with a high added value, which is differentiated by customer type.

To be specific, loans are made to corporate customers following a process of analysing of operating, balance sheet and cash flow figures; this analysis is combined with qualitative information on the company and the market in which it operates (e.g. the assessment of management quality, competitive position, sector performance and environmental factors). All information is statistically summarised in an internal rating that takes quantitative and qualitative assessment elements into account, as well as performance information taken from the management "scoring" procedures, described below. Since July 2004, the rating has also been used at UniCredit Banca d'Impresa to determine lending authorities.

Appropriate forecasting models reflecting the specific characteristics of the countries in which Foreign Bank branches are situated have been implemented for their Corporate customers. These take into account the elements of quantitative and qualitative analyses mentioned earlier, the risk of a country not allowing payments in foreign currency (transfer risk) and the support of the member group.

In the second half of 2004, in a manner similar to that of the Corporate segment, the assessment made during the loan approval process (outcome based on a statistical scoring process) was combined, for resident companies categorised as small businesses (a portfolio under the sole responsibility of UniCredit Banca), with the performance scoring category reported below into in a new tool called the S.B.C.R. (small business combined rating). This tool has proven to be capable of forecasting events of default, and in the first quarter of 2005 will become a regular part of the lending process linking approval authoritiesto rating categories through an appropriate weighting structure.

Regular loan monitoring is performed using a tool known as S.M.R. This process provides monthly monitoring of loans to customers classified as "Businesses" and "Small Businesses". Management scoring algorithms, which are differentiated by customer segment, predict and analyse a number of data selected by the Bank in order to identify, with sufficient lead-time, any loans showing signs of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the network must adhere to, and which are monitored centrally using an application created on an ad hoc basis.

The scoring system used to approve loans for individual customers is differentiated by type of loan (medium term loans, mortgages, personal loans, overdraft lending and revolving credit card loans), and is developed through statistical analysis based on socio-demographic data from public and Private Banking Credit Bureaus and performance information. In 2004, an internal modification was undertaken to improve the performance of these models. A project to implement a scoring system to monitor performance by product as well as the total risk associated with individual customers, is being completed. In July, the new integrated individual rating system (R.I.P.) was put into operation for product groups. The rating is obtained by taking into account the loan score as well as performance information (summarised in the performance score or represented by individual performance indicators depending on the product) which will make it possible to connect credit approval authorities to the rating assigned, as is the case for the small business and corporate segments.

With regard to banking counterparties (both Italian and foreign), the credit rating model implemented allows to estimate the likelihood of a default consistent with all other portfolio segments, as well as to improve the current internal rating system in order to determine a theoretical reliability ceiling for these counterparties based on the actual risk measured in terms of expected loss and operating capital. At final decision stage, the rating is further reviewed by using an "environmental module" that assesses the degree to which the banking counterparty takes environmental factors into account in its policies.

As for the Group's foreign banks, special task forces, combining resources from the Parent Company and its subsidiaries, were set up with the purpose of harmonising organisational structures, processes and credit instruments already adopted by the Group in Italy. The organisational structure of all Credit Departments was reviewed, and Parent Company staff were assigned to key positions in the credit organisation of several banks. At five of the seven banks, the Group has also already approved and implemented a more complex plan for Credit Corporate Governance for the management of large exposure, bank and country risk, credit policies and reporting instruments. For the remaining two, Bank Pekao and Koç Bank, it is expected that Corporate Governance will be operational in 2005 in relation to the new Polish law allowing for the transfer of data within a group. At the same time, meetings have commenced with the other equal shareholders in Koç to determine the content of the agreement on loan governance.

Within the Credit Department, oversight of support for banks in the New Europe Division is provided by the Foreign Bank Credit unit whose mission is to transfer to these banks the best practices developed by UniCredit in terms of methodology and tools to promote the evolution of credit processes. In order to make these innovations effective, an intensive training programme (Credit Learning Organisation) was launched in collaboration with the Human Resources Department, the New Europe Division and foreign banks.

An internal rating system for Corporate customers, which was designed on the basis of the Group's best practices, was developed at Bank Pekao, Koç, Zagrebacka, Bulbank, Zivnostenska and Unibanka. This rating, which currently provides a grading of the risk, was included in the new electronic loan

approval system, and by the end of the year it will be enhanced with information on the customer's probability of deterioration (p.d.).

At Bank Pekao, the internal rating contributes to the determination of the position's category and indicates the amount of provisions needed taking into account any collateral securing the loan. At Bank Pekao, Zivnostenska, Bulbank and Unibanka, the rating is also included in the process of determining lending authorities.

For "individual" customers, a mandatory loan approval system was implemented at Bank Pekao and gradually extended to other banks in New Europe (with the exception of Koç and Zivnostenska). The system has been developed using the same approach used in Italy. This system is based on socio-demographic information, and if available, on data from outside sources (e.g. Credit Bureaus) which is summarised by scoring systems acquired from suppliers operating in these countries, however the group intends to develop its own internal models as soon as a sufficient historical database is available. A very similar procedure was also implemented for Small Business customers at Bulbank, Unibanka, Bank Pekao and Zivnostenska. For both customer segments, these tools are now being offered to banks who do not have them.

The automated performance monitoring tool for Corporate and Small Business customers was developed first of all for Zagrebaçka Banka and Koç Bank, and it is about to be provided to Pekao and Zivnostenska Banks (other banks will follow).

With regard to the loan recovery process, a tool for the management of loan positions is being disseminated. Through the use of LGD (loss given default) as the decision-making variable, this tool makes it possible to gather data that will be useful for estimating LGD and EAD (exposure at default). This system is already operational at Zivnostenska Bank and Unibanka.

Loan portfolios of banks in New Europe monitored using a balanced scorecard system (Credit Tableau de Bord). This balanced scorecards system has been further implemented in the context of Basel 2 (e.g., the distribution of the portfolio by rating category has been included).

Finally, portfolio risk for the UniCredit Group is monitored using a Credit Risk Management model developed internally on the basis of a default mode methodological approach which was implemented to take into account portfolio concentration and correlations, as well as transfer risk and counterparty risk for OTC derivatives. This model currently assesses about 90% of loan exposure.

COUNTRY RISK

Country risk is managed by determining appropriate commercial and financial maximum operational levels of risk that can be assumed by companies belonging to the Unicredito Italiano Group with respect of banks, government entities, financial institutions and companies residing in, or related to, the country.

In accordance with the requirements of the New Basel Capital Accord (BIS II), pursuant to which the

Group opted to adopt the "Advanced IRB" approach, the previous country "scoring" model (CSP), which, on the basis of standard criteria applicable to all countries, made it possible to identify the overall potential maximum risk level that the Group can assume with respect to a single country, was combined with the New Internal Country Rating Model, which provides a calculation of 12-month default probability for each individual sovereign state.

The criteria underlying this model are consistent with those adopted for all other portfolio segments. The integration of the new methodology into the Group's lending procedures is currently under review.

FINANCIAL RISKS

Financial risks consist of fluctuations in the value of bank positions resulting from changes in prices and market factors. For the UniCredito Italiano Group, financial risks are associated with all of its proprietary positions resulting from trading operations (trading book), commercial operations and strategic investment decisions (banking book).

Organisational structure

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and its subsidiaries according to their risk tolerance profiles and risk-weighted value creation targets.

The Parent Company's Risk Committee has a consulting and advisory role in respect of decisions made by the Managing Director/CEO and the definition of proposals made by the Managing Director/CEO to the Executive Committee or Board of Directors on the following issues:

- the determination of Group risk policies (identification of risks, analysis of risk tolerance levels, determination of capital allocation targets and structure of limits by type of risk, allocation of related functional responsibilities to appropriate Departments and Divisions);
- determination of corrective actions to realign the Group's risk positions.

The Committee is made up of the Managing Director/CEO, Division Heads, and Heads of the Planning and Finance, Administration and Credit Departments.

The Managing Director/CEO presides over this body. If the Managing Director/CEO is absent, the Head of the Planning and Finance Department chairs the committee.

The Parent Company's Market Risk Management unit (CARM unit) ensures that the Group's market risk measurement models are standardised and that the monitoring and management of market risks are uniform for all subsidiaries.

Market Risk Management is responsible for measuring market risk by monitoring the Parent Company's positions and the overall positions of individual Group entities in order to ensure that all exposure is monitored. However, each Group company is directly responsible for monitoring risks assumed in accordance with the guidelines dictated by the Parent Company.

Finally, the Parent Company's Market Risk Management unit proposes the limits and investment policies for the Group and its entities in keeping with the capital allocation process during the preparation of the annual budget.

The Parent Company's Asset and Liability Management unit (ALM unit) handles strategic and operating ALM in order to ensure the balance of capital structures and the economic and financial sustainability of the Group's growth policies in the lending market by optimising the Group's exchange rate, interest rate and liquidity risk profiles and centralising strategic funding activities in capital markets.

Methods and Measures

The tool used by the UniCredito Italiano Group measures the market risk of trading positions is Value at Risk (VaR), which is calculated using the historical simulation approach.

The historical simulation method provides for the daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting empirical distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The percentile distribution value corresponding to the established confidence interval is the VaR measurement. In accordance with Basel rules on internal models, the parameters used for calculating VaR are as follows: observation period of 1 year; confidence interval of 99%; time horizon of 1 day; daily updating of time series.

The consideration of a one-day time horizon allows for an immediate comparison with realised profits/losses.

The method used allows the use of a flexible approach to monitor a broad group of risks (delta; gamma - for products with a non-linear profile; vega - over the entire volatility curve; rho - due to the discount rate) and provides accurate volatility and correlation calculations.

For risk calculation and monitoring functions, UniCredit uses the internal model generated by UBM and validated by the Bank of Italy in its letter of 23 December 2003.

For banking book positions, UniCredito Italiano currently also uses Sensitivity Analysis and Gap Liquidity Analysis methodologies.

Sensitivity analysis allows a measurement of the variation in the value of positions on the basis of pre-established shocks to the interest rate curve (through parallel and non-parallel shifts). In general, a parallel shift of 100 bp. for all time buckets of the curve is considered.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.
Gap Liquidity Analysis provides the liquidity position for each time bucket on a precise, cumulative basis.
The analyses described are differentiated by currency.

Financial risks of trading

The financial risks from trading operations are the result of financial positions assumed by the Group's centres that specialise in the assumption of market risk within the limits and authorities assigned.

Thus, these risks are associated with positions generated by transactions involving fixed-rate securities and shares, exchange rates, derivatives and money market instruments.

Below are daily VaR data for the half year for trading operations carried out by the UniCredito Group's various legal entities.

(€)

UNICREDIT GROUP - DAILY VaR FOR TRADING OPERATIONS (FIGURES PROVIDED BEFORE MINORITIES)

		TOTAL 1ST HALF 2005			2004
		AVERAGE €	HIGH €	LOW €	AVERAGE €
UniCredito Italiano		6,205,458	7,595,279	4,039,180	6,117,062
UniCredito Italiano Bank (Ireland)		471,313	638,347	363,894	722,719
UBM		3,505,271	4,780,626	2,500,563	3,812,013
New Europe		895,770	1,424,153	537,325	993,656
Diversification	*25%*	*2,605,677*	*N/A*	*N/A*	*3,770,798*
Total UCI Trading		**8,459,840**	**12,537,471**	**5,621,479**	**8,360,808**

On average, the total risk connected with trading operations remained at average 2004 levels. In fact, the reduction in the risk profile for each individual entity (with the exclusion of the Parent Company) was offset by the lower diversification benefits which decreased from 31% in 2004 to the current level of 25% (average figure).

New Europe banks Division adopted the VaR calculation methodology based on historical simulation and were provided with risk management instruments that make monitoring possible employing the Group's approach. This ensures compliance with current laws, instructions of the respective central banks and investment policies approved for each bank.

With the daily cooperation of the local Risk Management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification rather than mere risk summation.

Below are daily VaR data for the first half year for trading operations carried out by the New Europe Division:

NEW EUROPE DIVISION - DAILY VaR FOR TRADING ACTIVITIES (BEFORE MINORITIES)		FIRST HALF 2005			2004 AVERAGE
		AVERAGE €	HIGH €	LOW €	€
Pekao Bank		507,937	1,208,126	215,219	402,163
Koçbank		460,188	1,240,351	146,890	701,631
Zagrebaçka Banka		517,895	691,508	415,748	258,685
Zivnostenska Banka		92,690	135,692	43,817	68,273
Unibanka		131,906	343,114	55,294	142,161
Bulbank		357,734	404,964	281,023	325,327
Diversification	*56%*	*1,110,726*	*N/A*	*N/A*	*904,629*
Total New Europe		**895,770**	**1,424,153**	**537,325**	**993,656**

Total average VaR declined somewhat from 2004 following the reduction in Koçbank's trading activities. This effect was partially offset by the increase in operations at Zagrebacka Banka.

Banking book financial risks and asset and liability management

In terms of instruments used to monitor financial risks, certain legal entities (UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, UniCredit Clarima Banca and UniCredit Banca per la Casa) use the Operating Asset and Liabilities Management (ALMO) system to manage interest rate and liquidity risk on a daily basis under the supervision of ALM in the Parent Company's Planning and Finance Department.

In addition to daily operating management, each quarter the Parent Company's ALM unit actively monitors and manages the Group's medium and long-term structural liquidity risk by maintaining a positive balance between deposits and structural loans and at the same time ensuring the fair, accurate and transparent transfer to individual legal entities of the strategic cost of funding incurred by the Parent Company on behalf of the entire Group.

Liquidity Analysis and Gap Analysis methodologies are used monthly (for Italian companies) and quarterly (for foreign companies) to control the financial risks of the banking book. The main methodology used consists of assessing the impact of a change in market rates on net interest income using a static gap analysis which measures the impact of a one-point increase (or decrease) in market rates on net interest income over a time horizon of 12 months assuming that positions remain unchanged during the period. As at 30 June 2005, this measure was - €282 million for downward rate shocks and +€177 million for upward rate shocks.

OPERATIONAL RISK

Operational risk is the risk of loss resulting from errors, infringements, interruptions or damage attributable to internal processes, people, systems or external events. Errors in executing transactions and entering data, breakdowns in computer systems, damage to tangible assets, theft and fraud are all examples of operational risk to which company processes may be vulnerable. The UniCredit Group places a strong emphasis on identifying operational risks and analyzing the related causes.

Organisational structure

The Group has a structure dedicated to controlling operational risk. At Parent Company level, operating risks are monitored by a unit within the Administration Department. The Parent Company's dedicated unit is responsible for determining common requirements for controlling and measuring operational risk. Group companies have units responsible for controlling operational risk.

Methodological approach

The system for controlling and measuring operational risk is based on internal and system operating loss data (DIPO - Italian database of operating losses), the analysis of operational risk in company processes and on risk indicators correlated to operating losses identified. The Parent Company has developed a model for calculating risk capital called RoVaR. Risk capital is calculated on the basis of operating loss data provided by Group companies and on the basis of DIPO data. RoVaR calculations also take into account the results of scenario-based analyses, operational risk indicators and insurance coverage.

The methodology developed for controlling and measuring risk is available on the Internet to all Group companies using ORMA (the operational risk management application), which was developed in conjunction with UniCredit Servizi Informativi. ORMA is organised into the following modules:

- operating event management, for gathering and analysing data on operating events;
- process risk analysis, for identifying operational risk in company processes;
- risk indicators, for monitoring the performance of risk indicators tied to company processes;
- scenario-based analysis, for managers of processes to estimate the impact of operating events.

Group companies regularly submit reports to top management on operational risk trends.

Insurance coverage

The analysis of the operational risk management database makes it possible to support the units in charge of managing insurance policies by determining optimal excess and maximum insurable amounts and assessing opportunities for establishing policies for mitigating specific operating events.

Training

A training programme has been developed with classroom and online courses dedicated to operational risk management areas and the units involved in collecting and analysing data on operating events. In addition, a newsletter is distributed monthly to Group companies with legal updates, information on ways to classify specific events and new functions of the application.

RISK INTEGRATION AND QUANTITATIVE ANALYSES

Integrating different types of risk allows a quantification of overall risk exposure of the individual companies and the Group in the performance of their activities.

Thus, the measurement of integrated risks takes into consideration all risks assumed including any benefits derived from the diversification of the various types of risks analysed.

In addition to financial, operational and credit risks, the integration process also applies to other categories of risk such as business risk resulting from the volatility of service income.
The need to obtain an integrated risk measurement is twofold and based on the desire to:
- obtain a better and more concrete understanding of actual risk incurred for the purposes of active capital management;
- apply the principles underlying Pillar Two of the New Basel Accords.

The Risk Integration area of the CARM unit of the Parent Company's Planning and Finance Department is moving forward with the development of the quantitative model for measuring integrated risk. With the support and collaboration of the Parent Company's Credit Risk Management area (Credit Strategies and Policies of the Credit Department), the Risk Integration area has also produced the first purely experimental results of integrating market and credit risks and has estimated savings, for 80% of the Group's positions, of 5-6% in operating capital over merely adding these risks.

In order to meet risk management, accounting and management requirements, the CARM unit developed the first version of a calculation engine for assessing the financial instruments of UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, Clarima, UniCredit Banca per la Casa, Xelion and UniCredit.

The system ensures consistency in control and assessment processes by using methodologies, tools and input data that are consistent with the internal UBM model.

For commercial entries, the system generates special credit spread curves by counterparty in keeping with the credit risk parameters spread over several periods.

For every financial product, the system makes it possible to calculate the theoretical value, sensitivities, cash flow and VaR of each individual contract.

This information is also instrumental for calculations involving the introduction of the new international accounting standards (IAS) such as hedge accounting and the impairment of performing loans at maturity.

CAPITAL MANAGEMENT

The Capital Management area of the CARM Unit of the Parent Company's Planning and Finance Department defines the target level of capitalisation for the Group and its companies in keeping with regulatory restrictions and risk tolerance profiles.

This area allocates (operating and regulatory) capital to the Group's business areas by assigning performance goals adjusted for risk, for the purposes of creating value for shareholders, and also by defining the return expected by shareholders (cost of capital).

In the active management of capital, the Capital Management unit prepares the financial plan, monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

In its operations, the Capital Management unit monitors Tier 1 and Total Capital ratios as defined by the Bank of Italy in order to ensure that regulatory requirements are met. However, for management purposes and for the new monitoring required by the regulatory authorities, the indicator with the greatest importance is the Core Tier 1 ratio resulting from the ratio of Tier 1, in the strict sense (core equity excluding preference shares), to risk weighted assets for credit and market risk and securitisation transactions (tranche equity).

The UniCredito Group has set itself a target Core Tier 1 ratio of 6.8%, which is in line with major international banking groups with the same credit standing (AA- by SandP). The level of capitalisation defined is to cover financial, credit, operational and business risks. As at 30 June 2005, this target was easily met with a ratio of 7.46%.

CAPITAL RATIOS

	AS AT		
	30.06.2005	**31.12.2004**	**30.06.2004**
			(€ million)
Capital for regulatory purposes			
Tier 1 capital	12,861	11,876	11,777
- of which: Preference shares	*912*	*870*	*910*
Tier 2 capital	5,276	5,933	4,936
Items to be deducted	-423	-404	-412
Total regulatory capital	**17,714**	**17,405**	**16,301**
			(€ million)
Risk-weighted assets			
Credit risk	148,317	137,599	133,802
Market risk	9,985	9,708	12,079
Other prudential requirements	1,873	2,191	1,959
Total risk-weighted assets	**160,175**	**149,498**	**147,840**
Capital ratios (%)			
Tier 1 capital/Credit risk-weighted assets	8.67	8.63	8.80
Tier1/Total risk-weighted assets	8.03	7.94	7.97
Core capital/Total risk-weighted assets (1)	7.46	7.36	7.35
Total regulatory capital/Total risk-weighted assets (2)	**11.06**	**11.64**	**11.43**
			(€ million)
Capital surplus over minimum requirement (2)	**4,900**	**5,445**	**5,074**

(1) Core capital is given by Tier 1 capital excluding preference shares.

(2) The 30 June 2004 figure takes into account €600 million Tier 3 subordinated loans hedging market risk.

Other Information

Shares and Shareholders

As at 30 June 2005 the Bank's share capital totalled €3,169,025,381.50 and was made up of 6,338,050,763 shares of €0.50 each, including 6,316,344,211 common shares and 21,706,552 savings shares.

As at 30 June 2005, the Shareholders' Register showed the following:
- There were approximately 220,000 shareholders;
- Italian resident shareholders held approximately 64% of capital and foreign shareholders the remaining 36%;
- 89% of ordinary capital stock was held by legal entities and the remaining 11% by individuals.

As at the same date, the main shareholders were as follows:

SHAREHOLDERS	% OWNED [1]
1. Fondazione Cassa di Risparmio di Torino	8.711%
2. Fondazione C.R. Verona. Vicenza. Belluno e Ancona	7.462%
3. Carimonte Holding S.p.A.	7.053%
4. Allianz Group	4.895%
5. AVIVA Group	2.564%
6. Fondazione Cassamarca C.R. della Marca Trevigiana	2.139%

(1) As a percentage of ordinary capital. The bylaws set a limitation on voting rights at 5% of capital.

Corporate Reorganisation and other Group-related Transactions

During the first half of this year, the rationalisation of several of the Group's equity investments and assets continued with the goal of eliminating overlapping items, focusing businesses in keeping with the new divisional and segmental model and achieving greater synergies and cost savings.

Below is a description of the main transactions, also aimed at consolidating and strengthening growth strategies, and which involved Group companies that are included in the Parent Company's divisions. The proposed combination with the HVB Group will be covered in a special section.

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION

The Pioneer Conglomerate

As already noted in the first quarter report, as a part of the rationalisation of Italian operations, effective 1 April 2005, the merger by incorporation of PIXel Investment Management SGRpa and UniCredit Private Banking Asset Management SGRpa into Pioneer Investment Management SGRpa (PIM SGR) was completed. PIM SGR is the Group company in charge of the collective and individual management of investment portfolios on behalf of third parties. At the same time, the mutual funds

promoted and managed by PIXel were merged into corresponding UniCredit mutual funds that are promoted and managed by PIM SGR.

In January in the US market, the subsidiary Pioneer Investment Management USA Inc. acquired a 49% stake in the share capital of Oak Ridge Investments L.L.C., a company operating in the area of separate managed accounts, for a price of USD17.2 million.

Other Business Units

The following operations were carried out in order to streamline the Group's structure and achieve economic and operating benefits:

- the merger of the direct subsidiary UniCredit Private Banking Wealth Advisory Srl into UniCredit Private Banking effective 30 June 2005. UniCredit Private Banking Wealth Advisory Srl's object was to provide legal, tax, financial, property and corporate assistance and advice services aimed primarily at the Division's customers. This integration is a part of the new segment bank organisational model aimed at providing integrated services to customers, making it unnecessary to provide an independent advisory service.
- effective 1 May 2005 Sviluppo Finanziaria SpA and FIDA Sim SpA were merged into UniCredit SpA. These two companies had been dormant since the transfer of their equity investments and assets to other Group companies.

UniCredit Luxembourg Finance SA

In April 2005, as a part of the Group's financial strategies aimed at diversifying funding sources and broadening the base of institutional investors, UniCredit Luxembourg, a financial company under Luxembourg law, was incorporated through UniCredit International Bank Luxembourg. This company will issue senior and junior bonds and other medium and long-term debt instruments in the US market.

UniCredit (Suisse) Trust SA

Last May, the Swiss trust company UniCredit (Suisse) Trust SA was incorporated through UniCredit (Suisse) Bank. This initiative is aimed at satisfying Swiss customers' demand for "ancillary services" over purely banking services such as the acceptance and execution of trust mandates for the incorporation and management of Swiss and foreign legal entities, as well as advisory services on tax, civil law and structured finance matters. In addition, this initiative is aimed at satisfying, in a more general sense, the needs of the Group's Private Banking and Corporate Banking customers in both Italy and New Europe.

RETAIL

Corporate reorganisation of Banca dell'Umbria 1462 and Cassa di Risparmio Carpi

To complete the process, which, in recent years, led to the reorganisation of the Group's Italian banks according to a new model of "segment banks with national presence," on 1 July the corporate reorganisation of the operations of Banca dell'Umbria 1462 S.p.A. and Cassa Risparmio Carpi S.p.A. was completed. This transaction was described in detail in the first quarter report. This project was carried out through the merger by incorporation of the above companies into UniCredit, which had

previously acquired a controlling interest in these companies from UniCredit Banca, and simultaneously transferred their business operations to other Group companies (retail, corporate, Private Banking and properties) according to their specific business areas and in keeping with the Group's unified business model.

The related merger plan was approved by the shareholders' meetings of the two subsidiaries and by the extraordinary shareholders' meeting of UniCredito Italiano held on 2 May. In order to implement the merger, the Parent Company increased its capital by €22,489.50 through the issue of 44,979 ordinary shares with nominal value of €0.50 each which were exchanged against the shares of the merged companies held by third parties at the time of the merger, based on an exchange ratio of 1.03 ordinary UniCredit shares for each ordinary share of Banca dell'Umbria 1462, and 5.48 ordinary UniCredit shares for each ordinary dividend-paying share of Cassa Risparmio Carpi.

Based on preliminary estimates, once operational the integration will generate gross synergies of about €26 million resulting from lower staff expenses and savings of operating expenses, and one-time costs estimated at about €3.5 million for the Retail Division (especially for redundancy bonuses and transfers, computer and logistical expenses, staff training and communications expenses) and corporate expenses for the Parent Company of about €1.3 million. The integration of the two banks will make it possible to rationalise current staff levels in the banks' top management and sales management staff providing operational support, by eliminating overlapping positions and increasing the relative percentage of staff working in branch operations. Savings related to other operating expenses will come from reduced direct payroll expenses, improved indirect cost efficiency and cost reductions resulting from the optimisation of property usage, procurement functions and intra-group expenses.

CORPORATE AND INVESTMENT BANKING

Corporate Reorganisation of UniCredit Banca Mediocredito SpA

In a meeting held last 22 June, UniCredit's Board of Directors approved the corporate reorganisation plan for UniCredit Banca Mediocredito S.p.A. ("UBMC"). This bank will have a new corporate mission focused, in particular, on the securities services business.

First of all, this plan calls for assigning the activities currently performed by UBMC to Group companies, in keeping with their respective business profiles. During this first phase of the reorganisation, a partial spin-off will take place transferring the banking activities (consisting of medium and long-term loans and special loans) to UniCredit Banca d'Impresa SpA. In addition, the project finance activities will be spun-off to UniCredit Infrastrutture SpA, a company set up in July 2005 for this purpose. These steps are aimed at taking advantage of and enhancing the current capabilities of UBMC. Also during this first phase, UBMC's properties will be transferred to UniCredit Real Estate; the division in charge of the IT system will be transferred to UniCredit Sistemi Informativi, and the back-office division will move to UniCredit Produzioni Accentrate.

At the same time, the securities services business, which is currently spread among several Group companies, will be centralised at UBMC, which will be renamed 2S Banca S.p.A. In particular, there

are plans to transfer the Parent Company's Global Investor Services division to 2S Banca by means of a transfer as defined in Article 2440 of the Civil Code, as well as the "administrative and back-office services" division of UPA and the fund administration and fund accounting operations of PIM SGR by means of a sale.

As in the case of other projects carried out in recent years, the purpose of this project is to rationalise activities performed in the Group that create diseconomies of scale eliminating overlapping positions where several companies operate in the same business sector and generate cost synergies by preserving and enhancing, to the greatest extent possible, the operations and skills within the Group.

This entire project should go into effect by year end so that 2S Banca will be able to start its new business effective 1 January 2006.

New Initiatives in the Leasing Sector

As a part of its plans to internationalise leasing activities, Locat SpA launched two joint ventures in the Russian and Balkan markets.

In Russia, Locat established the company ZAO Locat Leasing Russia, which is 51% owned by Locat, 25% owned by Simest SpA, 8% owned by Finest SpA, and the remaining 16% by the Russian insurance company OAO Rosno. The joint venture with mixed Italian and Russian capital, was conceived at the initiative of the Ministry of Productive Activities. However, it is anticipated that Locat SpA will strengthen its controlling interest through the purchase of an 11% stake from the Russian shareholder. The company, which has share capital of 107 million roubles (about €3 million), will initially operate in the area of Moscow where it is headquartered, and then throughout the Russian Federation.

The initiative in the Balkans was carried out through a joint venture between Locat SpA and UniCredit Zagrebacka Banka (a Bosnian company controlled by Zagrebacka Banka) and is headquartered in Sarajevo. This initiative will involve a total investment of €1 million, divided between Locat and UniCredit Zagrebacka Banka with stakes of 51% and 49% respectively, and the venture will make it possible to serve the burgeoning leasing market in Bosnia-Herzegovina.

NEW EUROPE

Yapi Kredi Bankasi

As a part of the growth strategy in the countries of New Europe, the Group strengthened its presence in Turkey by entering into an agreement last January to acquire a controlling interest (57.42%) in the Turkish bank Yapi Kredi Bankasi from the conglomerate Cukurova (44.53%) and the National Deposit Guarantee Fund (12.89%) through Koç Finansal Hizmetler AS (KFS), which is equally owned by UniCredit and the Koç Group. On 8 May 2005 the parties signed the final agreement for the acquisition of 57.42% of the share capital of Yapi Kredi Bankasi. The purchase price for 100% of the share capital of Yapi Kredi Bankasi is €2,021 million (the implied price for a 57.42% stake is therefore €1,160 million), and is subject to an adjustment based on the market value at closing

of the stake held by Yapi Kredi Bankasi in Turkcell. The transfer of shares will be subject to certain contractual and procedural conditions agreed to by the parties, including obtaining all relevant authorisations. Once the transaction is finalised and approval has been obtained from the Capital Markets Board (CMB), KFS will launch a public offer benefiting the minority shareholders of Yapi Kredi Bankasi.

Yapi Kredi Bankasi is the sixth largest Turkish bank in terms of book assets (about €14 billion on a consolidated basis), and it operates through a network of over 400 branches with 11,000 employees. Its operations include all areas of banking business and financial services.

Croatia and Bosnia-Herzegovina

In June the subsidiary Zagrebacka Banka (Croatia) acquired the Croatian bank Dresdner Bank Croatia d.d., which was wholly-owned by Dresdner Bank AG Frankfurt, at a price of about HRK 96 million (about €13 million). As at 31/12/2004 the above bank had total assets of HRK 117 million (about €16 million) and shareholders' equity of HRK 100 million (about €14 million). At the end of June, Dresdner Bank Croatia was absorbed into Zagrebacka Banka.

OTHER TRANSACTIONS AFFECTING GROUP COMPANIES

Real Estate Sector

At the end of 2004, after transferring to Modus Srl (in which it currently holds a 16.36% stake) its division, which consisted primarily of the real estate assets deemed to be non-strategic for the Group, Cordusio Immobiliare had achieved its corporate purpose. In fact only a few non-strategic properties were left at Cordusio Immobiliare, and negotiations are under way to sell these to third parties. In addition, Cordusio still owns certain properties, which after a closer analysis, were deemed to have strategic value since they are vital to the Group's operations.

As a result, in order to rationalise the management of all strategic property owned by the Group and increase efficiency and profitability, including through the achievement of cost synergies, in February the process was begun to integrate Cordusio Immobiliare S.p.A. into UniCredit Real Estate S.p.A. (a wholly-owned subsidiary of the Parent Company that manages the Group's strategic real estate assets). The merger has been finalised, and took effect on 30 June 2005.

Internal Audit

In order to extend the operations of the subsidiary UniCredit Audit to other countries, the Parent Company's Board of Directors met last 12 May and approved the establishment of a NewCo under Irish law with head office in Dublin, whose capital stock of €10,000 would be entirely held by the above subsidiary.

The establishment of a new company in the corporate form of a "Limited Company," as opposed to opening a branch, will have clear advantages such as (i) the ability to maintain current secondment arrangements (internal auditing for companies of the Pioneer conglomerate in Ireland is primarily achieved through the coordination of auditors made available to the above companies under a secondment mechanism), with 30% lower expenses than those resulting from the conversion to

equivalent Irish contracts; (ii) the option to establish the Group in Ireland for VAT purposes, and (iii) the ability to use the Irish legal entity for needs in other foreign locations that have similar service requirements.

The new company could manage audit activities at the Group's Irish companies and in other European countries (of Anglo-Saxon origin) for which an audit area is required, but whose "critical mass" is not sufficient to justify a permanent on-site auditing structure. To this end, NewCo would acquire, either directly or by taking over secondment contracts, all the human resources that have currently been seconded to UniAudit by company customers.

The Business Combination with HVB Group

RECENT DEVELOPMENTS

On 12 June 2005 the Board of Directors of UniCredit and the Management Board of HypoVereinsbank, with the consent of HypoVereinsbank's Supervisory Board, resolved to enter into a business combination agreement (the "Business Combination Agreement") setting forth the basic agreements and understandings of the parties with respect to the combination of the UniCredit Group's and the HVB Group's respective businesses (the "Business Combination"), the transaction structure, the future organizational and corporate governance structure of the combined group resulting from the Business Combination (the "Combined Group") and the responsibilities of UniCredit and HypoVereinsbank within the Combined Group. In the Business Combination Agreement, UniCredit and HypoVereinsbank agreed on the terms and conditions of three public tender offers (the "Tender Offers") in Germany, Austria and Poland for all of the shares of (i) HypoVereinsbank (the "HVB Offer"), (ii) Bank Austria Creditanstalt (the "BA-CA Offer"), and (iii) Bank BPH (the "Bank BPH Offer").

The shareholders' meeting held on 29 July 2005 passed a resolution pursuant to art. 2440 of the Italian Civil Code (*Codice Civile*) authorising an increase of UniCredit's share capital of up to 42,343,642,931.00 by means of an issuance of up to 4,687,285,862 ordinary shares of UniCredit, each such share with a nominal value of 0.50 and dividend rights as of 1 January 2005, payable in 2006, against contribution of shares of HypoVereinsbank, Bank Austria Creditanstalt and Bank BPH tendered in the Tender Offers.

On 26 August 2005 UniCredit launched the HVB Offer and the BA-CA Offer. Under the HVB Offer UnCredit offers 5 new ordinary shares of UniCredit in exchange of each HVB Share. Under the BA-CA Offer UniCredit offers 19.92 new ordinary shares of UniCredit or, alternatively, EUR 79.60 for one share in Bank Austria Creditanstalt. Unless extended in accordance with the applicable laws the acceptance periods will end on 10 October 2005 (HVB Offer) and 17 October 2005 (BA-CA Offer) respectively. On 1 September 2005 the Management Board and the Supervisory Board of HypoVereinsbank published their opinions (*Stellungnahmen*) on the HVB Offer supporting such Offer.

An Integration Unit which has the responsibility to monitor the implementation process both at the parent company and the subsidiary level (within the limits imposed by applicable law) has been set up. An integration roadmap is currently being drawn up combining all initiatives identified by the different divisions/functions.

STRATEGY OF THE COMBINED GROUP

UniCredit and HypoVereinsbank have agreed that the Business Combination will be built on the presence of the Combined Group in Southern Germany, Austria and Northern Italy as well as the divisionalized structure already in place in certain geographic areas in which the UniCredit Group and the HVB Group operate. The objective of the Business Combination is to create a new force in European banking with leading positions in multiple home markets, leadership in Central and Eastern Europe ("CEE") as well as a balanced business portfolio and enhanced growth prospects.

The main strategic goals of the Combined Group are to:

- strengthen its competitive position in the markets where it operates;
- maintain and leverage its leading market positions in key CEE markets;
- optimise and consolidate local entities and operations in CEE markets;
- exploit complementary strengths and critical mass in scale-driven business areas;
- focus on growth in selected regions and business areas;
- maximise revenue and cost synergies by sharing best practices;
- optimise brand portfolios and production capabilities;
- rationalise overlapping and duplicated functions; and
- implement a fully divisionalised business model.

Following the incurrence of initial integration costs, UniCredit S.p.A. expects the Business Combination to generate significant cost and revenue synergies. Specifically, UniCredit S.p.A. expects that by the end of fiscal year 2008, it will be able to generate the synergies mainly in the following areas:

- *Private Banking and Asset Management:* through the exploitation of economies of scale by creating a single investment and risk management platform and pricing realignment versus the industry average, mainly driven by Pioneer brand recognition and a wider range of products;
- *CEE:* through the elimination of overlapping areas existing in the central management functions of the local banks of the UniCredit and HVB Groups in the various CEE countries;
- *Multinationals/Investment Banking:* through the integration of investment banking activities.
- *Retail:* by leveraging on the expertise of the UniCredit Group in the management of retail business in its Italian home market to maximise performance in Germany and Austria. On this basis, UniCredit S.p.A. expects to increase the efficiency of HVB's retail banking business and expects these synergies to generate additional benefits over the efficiency-boosting PRO (Process Redesign and Optimisation) program announced by HypoVereinsbank in February 2005 which primarily relates to the optimisation of central management and back-office functions of the HVB Group;
- *Corporates/SMEs:* by broadening the product range dedicated to small and medium enterprises in Germany and Austria, through the marketing of derivative products, and by creating common product factory platforms, thus rationalizing overlapping business areas and functions;

- *IT:* through the migration of the IT-infrastructures of the HVB Group to the systems of UniCredit Group to allow significant reductions in internal and out-sourced software development costs while also enhancing productivity in IT operations.

Additionally, UniCredit expects to achieve synergies in the following areas: cross-border Payment Services and Custody; Back-office; International Banking; Leasing; Consumer Finance/Credit Cards.

Based on the combined Group's economic forecasts, UniCredit expects that the transaction will lead to compelling EPS growth and high profitability in the coming years, laying the foundations for the development of a strong pan-European player in the financial services industry.

Subsequent Events and Outlook

Subsequent Events

EQUITY INVESTMENTS

The Group continued to dispose of non-strategic minority equity investments, including the stakes in IKB (1%) and Cedacri (5%) which netted total proceeds of about €26 million and a gain of about €8 million.

EXTRAORDINARY SHAREHOLDERS' MEETING

As already mentioned in connection with the HVB transaction, on 29 July 2005 an Extraordinary Meeting of Shareholders voted to increase UniCredito Italiano's capital (excluding subscription rights, pursuant to Article 2441, paragraph 4 of the Italian Civil Code) by a maximum face value of € 2,343,642,931, corresponding to a maximum of 4,687,285,862 ordinary shares with a face value of € 0.50 each. The newly issued UniCredit ordinary shares will be offered to the investors who accept the Public Tender Offers which UniCredit has launched for all the shares of Bayerische Hypo-und Vereinsbank A.G. ("HVB"), for a maximum of 3,753,495,700 shares (corresponding to a maximum face value of €1,876,747,850), Bank Austria Creditanstalt A.G. ("Bank Austria"), for a maximum of 658,193,453 shares (corresponding to maximum face values of € 329,096,726.50), and Bank BPH S.A. ("BPH"), for a maximum of 275,596,709 shares (corresponding to a maximum face value of € 137,798,354.50).

The Extraordinary Shareholders' Meeting also resolved to amend Articles 20, 21, 23 and 24 of the Articles of Association, as regards the composition and responsibilities of the Board of Directors and the Company's Strategic Committee – not currently included in the Articles - in line with the undertakings given in the business combination agreement entered into with HVB. The amendment of Article 20, which provides for the appointment of a maximum of 24 Directors, came into force on 4 August, when the new Articles of Association were filed with the Companies Registry; the remaining amendments to the Articles of Association will become effective from the date of consummation of the Public Tender Offer for the HVB shares.

Pursuant to the commitments undertaken in the business combination agreement executed with HVB and approved by the Board of Directors on 12 June 2005, the current members of UniCredit's Board of Directors have resigned, subject to the consummation of the HVB offer.

LITIGATION WITH CERTAIN COMPANIES OF THE PARMALAT GROUP

As promptly communicated to the markets, during August 2005 UniCredito Italiano and some Group companies received from Parmalat (in special administration) and certain companies of the Parmalat Group two writs. The first cites some companies belonging to our Group together with other prime banks for joint payment of about €4.4 billion for damages allegedly caused by "participation as co-lead manager" ("partecipazione in qualità di co-lead manager"), together with other banking intermediaries, in the issuance of bonds from 1997 to 2001, and having maintained "numerous banking relationships through current accounts" ("una fitta rete di rapporti bancari in conto corrente") with companies of the insolvent group. The first hearing is expected to be held on 22 May 2006. The second claim concerns UniCredit Banca Mobiliare and two other extraneous prime

banks for joint payment of €1.86 billion for damages allegedly caused by the promotion in 2001 and roll-over in 2002 and 2003 of a programme for the issuance of medium-term bonds. The first hearing is expected to be held on 22 March 2006.

These claims are under examination by our legal advisers and, as matters stand, the conditions that would justify provisions with respect to the alleged claims do not exist.

Outlook

The US economy, in spite of a few signs of slowdown, continues to show healthy growth, at rates more than double those of the EU. Domestic demand is particularly strong in the United States, while consumption remains weak in all the main EU member states. In particular, the continual and sharp rises in the oil price are among the main causes of the uncertainties that continue to hinder European recovery. In view of this macroeconomic environment, we expect that the BCE will keep its monetary policy unchanged and base rates around the current level of 2% at least until the end of the year.

The continuing weak economic cycle and the impact of market rates on spreads will allow profit margins in the banking sector to achieve only modest improvements. Total revenues, after the flat growth of 0.6% seen in 2004, should improve marginally this year (by approximately 2%), thanks to service income, which should benefit from the positive trend enjoyed by the equity markets. Total revenue will however be negatively impacted by tightening spreads, in spite of a positive contribution from volume and deposit growth.

In this business environment, and in light of results achieved in the first quarter, the Group confirms its business and profit growth targets for the current year.

Expectations of further revenue increase driven by growing volumes and positive market trends, together with rigorous cost-cutting and risk mitigation policies, should allow the Group, if our global projections are correct, to improve its operating results compared to the previous year.

Milan, 13 September 2005

THE BOARD OF DIRECTORS

The Chairman
SALVATORI

The Managing Director/CEO
PROFUMO



PART A – REPORT ON OPERATIONS

Consolidated First Half Report

Structure of the Consolidated First Half Report

This consolidated first half report was prepared in accordance with the directives of CONSOB Regulation No. 11971 dated 14 May 1999, as amended, and on the basis of the provisions of Legislative Decree No. 87 dated 27 January 1992 enacted to implement EEC Directive 86/635, and the instructions issued by the Bank of Italy under Order No. 100 of 15 July 1992 and subsequent revisions.

Pursuant to Section 81-bis of CONSOB Regulation no. 11971, this report includes a quantitative reconciliation of shareholders' equity as at 30 June 2005 and 31 December 2004 and of net profit for the half-year to 30 June 2005 under current GAAP, to shareholders' equity and net profit as at the same closing dates under IFRSs.

CONTENTS

In addition to the report on operations and the accounts (balance sheet and profit and loss accounts) which together comprise **Part A "Report on Operations"**, the consolidated half-year report is made up of:

Part B - Accounting Policies

Part C – Notes to the Consolidated Balance Sheet

Part D – Notes to the Consolidated Profit and Loss Account

Part E – Other Information

Part F – Scope of Consolidation

Annexes

The Transition to IFRSs

FORM

Unless otherwise indicated, the amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in **€ thousands.**

INFORMATION ON THE PARENT COMPANY

- Balance Sheet and Profit and Loss Account (in thousands of €)
- Powers delegated to Directors



PART A – REPORT ON OPERATIONS

Consolidated Balance Sheet and Profit and Loss Account

Accounts
Consolidated Balance Sheet
Consolidated Profit and Loss Account

Consolidated Balance Sheet

(€ thousand)

CONSOLIDATED BALANCE SHEET			
	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004

Assets			
10. Cash and deposits with central banks and post offices	1,944,821	**2,083,316**	**1,621,041**
20. Treasury notes and similar securities eligible for refinancing at central banks	**3,008,369**	**2,628,798**	**1,858,622**
30. Loans to banks:	**25,946,499**	**36,521,025**	**28,627,201**
a) on demand	2,943,494	2,632,668	3,138,982
b) other loans	23,003,005	33,888,357	25,488,219
40. Loans to customers	**149,479,734**	**140,438,449**	**133,197,990**
of which:			
- loans with deposits received in administration	143,419	142,216	146,752
50. Bonds and other debt securities:	**33,329,866**	**25,395,269**	**28,968,337**
a) of government issuers	18,079,734	14,323,578	17,585,342
b) of banks	7,248,961	5,962,338	5,534,138
of which			
- own securities	*3,971*	*4,952*	*15,606*
c) of financial institutions	6,715,578	3,794,399	4,678,020
of which			
- own securities	-	-	-
d) of other issuers	1,285,593	1,314,954	1,170,837
60. Shares, interests and other equity securities	**2,046,428**	**1,891,501**	**2,097,016**
70. Equity investments	**3,534,777**	**3,397,670**	**3,356,987**
a) valued at net equity	769,504	634,680	592,186
b) other	2,765,273	2,762,990	2,764,801
80. Equity investments in Group companies	**138,158**	**138,386**	**139,455**
a) valued at net equity	128,781	128,998	130,026
b) other	9,377	9,388	9,429
90. Positive consolidation differences	**995,032**	**1,059,300**	**1,160,495**
100. Positive net equity differences	**14,849**	**2,305**	**2,644**
110. Intangible fixed assets	**1,074,821**	**1,080,038**	**1,150,961**
of which:			
- start-up costs	*937*	*1,366*	*1,705*
- goodwil	*655,831*	*643,525*	*742,022*
120. Tangible fixed assets	**3,063,028**	**3,001,583**	**3,219,814**
140. Own shares or interests	**358,416**	**358,416**	-
Nominal value	*43,500*	*43,500*	-
150. Other assets	**60,023,022**	**45,605,296**	**35,679,736**
160. Accrued income and prepaid expenses:	**2,670,279**	**2,253,818**	**2,457,824**
a) accrued income	1,869,508	1,631,842	1,790,169
b) pre-paid expenses	800,771	621,976	667,655
of which:			
- issue discount on securities	*31,607*	*26,801*	*18,809*
Total assets	**287,628,099**	**265,855,170**	**243,538,123**

(€ thousand)

	AMOUNTS AT 30.06.2005	31.12.2004	30.06.2004
Liabilities and Shareholders' Equity			
10. Due to banks:	**38,669,558**	**37,702,133**	**42,830,755**
a) on demand	1,794,600	2,074,008	2,723,818
b) on term or with notice	36,874,958	35,628,125	40,106,937
20. Due to customers:	**99,543,676**	**103,664,134**	**98,399,251**
a) on demand	69,494,552	66,336,666	65,840,523
b) on term or with notice	30,049,124	37,327,468	32,558,728
30. Securities in issue:	**62,736,666**	**53,106,327**	**41,206,697**
a) bonds	33,381,034	23,956,311	17,707,665
b) certificates of deposit	26,137,299	27,361,194	21,661,099
c) other securities	3,218,333	1,788,822	1,837,933
40. Deposits received in administration	**153,941**	**152,630**	**172,301**
50. Other liabilities	**58,840,425**	**42,862,703**	**35,141,404**
60. Accrued liabilities and deferred income:	**2,452,997**	**2,131,588**	**2,055,482**
a) accrued liabilities	1,709,563	1,553,579	1,647,749
b) deferred income	743,434	578,009	407,733
70. Reserve for employee severance pay	**1,050,328**	**1,026,167**	**1,027,389**
80. Reserves for risks and charges:	**2,907,206**	**3,449,488**	**2,429,721**
a) reserve for pensions and similar obligations	505,182	513,224	512,494
b) taxation reserve	904,678	1,272,090	845,270
c) consolidation reserve for future risks and charges	3,731	3,731	3,886
d) other reserves	1,493,615	1,660,443	1,068,071
100. Fund for general banking risks	**-**	**-**	**133,323**
110. Subordinated debt	**5,878,275**	**6,541,276**	**6,202,633**
120. Negative consolidation differences	**46,928**	**51,869**	**51,778**
130. Negative net equity differences	**2,612**	**2,602**	**10,208**
140. Minority portion of shareholders' equity (+/-)	**+1,122,690**	**+1,128,908**	**+963,622**
150. Capital	**3,169,025**	**3,168,355**	**3,158,168**
160. Share premium reserve	**2,308,639**	**2,308,639**	**2,308,639**
170. Reserves:	**7,163,302**	**6,145,978**	**6,115,938**
a) legal reserve	633,805	631,634	631,634
b) reserve for own shares or interests	358,416	358,416	-
c) statutory reserve	2,048,905	1,593,411	1,593,411
d) other reserves	4,122,176	3,562,517	3,890,893
180. Revaluation reserves	**280,635**	**281,857**	**281,782**
190. Retained earnings	**-**	**-**	**-**
200. Net profit	**1,301,196**	**2,130,516**	**1,049,032**
Total liabilities and shareholders' equity	**287,628,099**	**265,855,170**	**243,538,123**
GUARANTEES AND COMMITMENTS			
10. Guarantees given	**14,496,501**	**13,687,021**	**13,058,784**
of which:			
- acceptances	*68,902*	*72,935*	*92,251*
- other guarantees	*14,427,599*	*13,614,086*	*12,966,533*
20. Commitments	**32,567,440**	**28,097,971**	**29,287,363**
of which: - for sales with repurchase obligations	-	-	-

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

Consolidated Profit and Loss Account

(€ thousand)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
ITEMS			
10. Interest income and similar revenues	5,207,135	4,533,093	9,512,280
of which:			
- on loans to customers	*3,671,888*	*3,429,617*	*7,106,410*
- on debt securities	*1,144,550*	*760,012*	*1,681,887*
20. Interest expense and similar charges	2,647,492	2,133,979	4,592,503
of which:			
- on amounts due to customers	*739,418*	*656,245*	*1,394,562*
- on securities in issue	*861,513*	*431,066*	*1,020,853*
30. Dividends and other revenues:	111,068	102,290	226,559
a) on shares, interests and other equity securities	65,752	75,711	167,227
b) on equity investments	45,316	26,579	59,332
c) on equity investments in Group companies	-	-	-
40. Commission income	2,107,919	1,927,293	3,854,175
50. Commission expense	308,609	274,830	565,589
60. Trading profit (loss)	563,564	587,335	993,390
70. Other operating income	640,477	551,390	1,114,199
80. Administrative expenses:	2,838,263	2,703,390	5,469,498
a) payroll costs	1,768,304	1,688,807	3,388,528
of which:			
- wages and salaries	*1,258,993*	*1,198,836*	*2,400,365*
- social security contributions	*328,348*	*312,092*	*631,345*
- severance pay	*77,307*	*74,611*	*146,335*
- pensions and similar benefits	*47,799*	*47,390*	*102,274*
b) other administrative expenses	1,069,959	1,014,583	2,080,970
90. Writedowns of intangible and tangible fixed assets	368,854	362,983	747,385
100. Provisions for risks and charges	85,826	35,859	273,574
110. Other operating expenses	106,879	108,124	221,592
120. Writedowns of loans and provisions for guarantees and commitments	696,071	738,297	1,431,687
130. Write-backs of loans and provisions for guarantees and commitments	266,341	300,050	540,917
150. Writedowns of financial investments	5,247	7,980	15,742
160. Write-backs of financial investments	9,279	8,066	10,286
170. Income from equity investments valued at net equity	36,826	18,998	53,873
180. Profit before extraordinary items and income tax	**1,885,368**	**1,663,073**	**2,988,109**
190. Extraordinary income	304,834	188,351	647,265
200. Extraordinary charges	42,368	86,152	429,562
210. Extraordinary income - net	**262,466**	**102,199**	**217,703**
230. Change in fund for general banking risks	-	-	-130,371
240. Income tax for the period	730,122	630,800	1,036,262
250. Minorities	116,516	85,440	169,405
260. Net profit (loss) for the period	**1,301,196**	**1,049,032**	**2,130,516**

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi



PART B - ACCOUNTING PRINCIPLES

Section 1 – Description of accounting principles

1. **Loans - Guarantees and Commitments**
   Loans
   Guarantees and Commitments

2. **Securities and off-balance sheet transactions (other than those involving foreign currencies)**
   2.1. Investment securities
   2.2. Trading securities
   2.3. Off-balance sheet transactions

3. **Equity investments**

4. **Assets and liabilities in foreign currencies (including off-balance sheet transactions)**

5. **Tangible fixed assets**

6. **Intangible fixed assets**

7. **Other aspects**
   7.1. Deferred taxation

Section 2 – Adjustments and tax provisions

Part B - Accounting Principles

Section 1 – Description of accounting principles

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in the accounting policies and principles used and for reporting certain operating events.

The accounting principles used are in line with those used for the preparation of the Consolidated Accounts as at 31 December 2004.

In accordance with legislative provisions, assets and liabilities reported in the Accounts and off-balance sheet items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. LOANS - GUARANTEES AND COMMITMENTS

LOANS

Loans are valued at their estimated realisable value, which is also determined by taking into account market prices, when available, on the basis of:

a) the debtor's solvency;

b) difficulty of servicing debt in countries where debtor resides.

The estimated realisable value of customer loans is determined on the basis of a careful assessment of all elements characterising the history of the relationship, also taking into account available information on the debtor's capital, operating performance and financial condition.

Consideration is also given to the nature of the business, the degree of risk of the specific type of credit facility, and any guarantee received.

The following should be noted regarding the various categories of **"bad and doubtful debts"**:

- **Non-performing** loans are those loans that have formally deteriorated, and consist of exposure to customers in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis.

- **Doubtful loans** are defined as loans to borrowers in temporary difficulties, which are expected to be resolved within a reasonable period of time. They are usually assessed at a single amount on a historical and statistical basis, or analytically when circumstances make this advisable.

- **Loans to countries at risk** - i.e., to central governments, banks or customers in countries with debt

servicing difficulties - are written down using the percentages agreed by the Italian banking industry. These loans are periodically reviewed with regard to the countries to be included in this category and the level of writedowns to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns.

- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by the portfolio managers responsible for the relationships concerned. They operate within the powers delegated to them, using, as necessary, specialised scoring systems which analyse the performance of the loans in question.

Each Group bank has a centralised team which is responsible for monitoring and overseeing the entire customer portfolio.

In respect of performing loans to customers, a general write-down is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

GUARANTEES AND COMMITMENTS

Guarantees issued and commitments assumed which incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns or provisions relating to loans and advances, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

2. SECURITIES AND OFF-BALANCE SHEET TRANSACTIONS (OTHER THAN THOSE INVOLVING FOREIGN CURRENCIES)

2.1. INVESTMENT SECURITIES

Securities classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer or of the debt repayment ability of the issuer's country of residence, unless there is appropriate guarantee.

Writedowns made are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis. This is adjusted using the so-called "trading spread", that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

2.2. TRADING SECURITIES

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on regulated markets;

b) at the lower of cost or market value if not listed on regulated markets.

Cost is determined using the principle of "weighted-average rolling cost" on a daily basis adjusted for the applicable portion, during the period, of the issuance spread on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) For a security listed on regulated Italian and foreign markets, by using the price reported on the last significant business day of the period provided that a significant quantity of the security is hedged under a derivative contract; otherwise, an average of the prices of the last month of the reference period is used.

b) For a security not listed on a regulated Italian and foreign market, by using the estimated sales value.

Reference is made to the following measures to determine the latter value:

a. market performance for similar securities listed on regulated Italian and foreign markets;

b. the discounting of future cash flows on the basis of projected market returns;

c. the solvency of the issuers;

d. any debt servicing difficulty in the issuer's country of residence;

e. other information that can be determined objectively.

2.3. OFF-BALANCE SHEET TRANSACTIONS

Off-balance sheet transactions - except those in foreign currencies, which are classified as financial fixed assets are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

Off-balance sheet transactions, except those in foreign currencies, which are not classified as financial fixed assets are primarily valued using the following criteria:

a) outstanding spot and forward securities contracts:
- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. Market value is determined by reference to the principles given above for unlisted "trading" securities, and to the preceding paragraph.

b) derivative contracts which have underlying securities, or which are linked to interest rates, market indices or other assets:
- if held as a part of a trading portfolio, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, their respective prices;
  - for other contracts, the values obtained by referring to parameters listed or available on electronic communication systems generally used at international level, and in any event determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities which bear interest and are valued at cost/face value (e.g. deposits or investment securities), the derivative contracts are also valued at cost and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense), based on a time distribution in keeping with that for recording interest generated by the hedged assets or liabilities, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if this is notional, and for forward rate agreements to the length of time in relation to which the interest differential is calculated);
  - if the assets or liabilities bear interest, but are reported at market value (e.g. portfolios of trading securities):
    - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
    - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
- if the hedged assets or liabilities do not bear interest and are reported at market value (e.g. equities), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

3. EQUITY INVESTMENTS

Equity investments in companies subject to significant influence are reported in the Consolidated Accounts at a value determined using the equity method indicated in **"Consolidation principles"**.

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at their acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss of value.

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

4. ASSETS AND LIABILITIES IN CURRENCY (INCLUDING "OFF-BALANCE SHEET" TRANSACTIONS)

Assets and liabilities denominated in currency are valued at the spot exchange rate prevailing at the end of the period.

Financial fixed assets which are not hedged, overall or individually, on the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

Off-balance sheet currency transactions are valued as follows:
- spot transactions awaiting settlement: at the spot exchange rate in effect at the end of the period;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect at the end of the period.

In line with the method used to determine forward prices, it was considered correct to treat the latter as equivalent financial transactions, i.e., deposits in the respective currency and spot foreign exchange transactions. The operational department charged with managing the risk and structured accordingly manages the two components of risk separately, viz.:
- risk related to the base: by systematically allocating it to the spot foreign exchange position;
- risk related to interest differentials: by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of period attribution.

Other off-balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the hedged assets or liabilities if held for hedging purposes, in accordance with the method described above in point 2.3 b.

5. TANGIBLE FIXED ASSETS

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Tangible fixed assets which, on the date the period ends, have experienced a permanent decline below the cost or value described above, are reported at such lower value.

6. INTANGIBLE FIXED ASSETS

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, intellectual property rights and licences, trademarks and similar rights and assets, is amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not exceeding five years.

The value of intangible fixed assets is reduced in the event of permanent loss of value.

7. OTHER ASPECTS

Amounts due to banks and customers and third-party funds received in administration are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

Other assets include advances made as a part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

7.1 DEFERRED TAXATION

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Assets for deferred tax charges are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Liabilities for deferred tax charges are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

Section 2 – Adjustments and tax provisions

Article 7, paragraph 1, letters b) and c) of Legislative Decree No. 37 of 6/2/2004, repealing Articles 15, paragraph 3, and 39, paragraph 2, of Legislative Decree No. 87/92, ended the possibility of carrying out writedowns and provisions solely in accordance with the tax laws since financial year 2004.



PART C - NOTES TO THE CONSOLIDATED BALANCE SHEET

1. Loan distribution by sector
   (Loans to customers - Item 40 of assets)
2. Loans to Italian non-financial companies and resident family firms
3. Guarantees given
   (Item 10 of guarantees and commitments)
4. Large exposures
5. Breakdown of assets and liabilities by maturity
6. Geographical distribution of assets and liabilities
7. Assets and liabilities in foreign currencies
8. Loans to banks
   8.1. Details of loans
   8.2. Changes in bad and doubtful debts
   8.3. Changes in total writedowns
9. Customers
   9.1. Details of loans
   9.2. Changes in bad and doubtful debts
   9.3. Changes in total writedowns
10. Secured loans to customers
11. Loans to central banks (included in Item 30 of assets)
12. Breakdown of securities
13. Guarantees and commitments
    13.1. Guarantees (Item 10 of guarantees and commitments)
    13.2. Commitments (Item 20 of guarantees and commitments)
14. Unused portions of credit lines
15. Forward transactions
16. Asset and liability positions with affiliated companies
17. Segregated accounts
18. Regulatory capital and prudential requirements

1. Distribution of loans by sector

(€ '000)

ITEM 40, LOANS TO CUSTOMERS	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Governments	2,692,899	2,316,426	2,364,474
b) Other public entities	2,956,122	3,137,819	2,953,971
c) Non-financial entities	80,193,690	73,228,704	73,174,258
d) Financial companies	12,542,854	11,091,917	6,270,616
e) Family firms	7,057,080	6,944,181	6,906,555
f) Other borrowers	44,037,089	43,719,402	41,528,116
Total	**149,479,734**	**140,438,449**	**133,197,990**

2. Loans to Italian non-financial companies and family firms

(Top 5 sectors of economic activity)

(€ '000)

ITEM 40, LOANS TO CUSTOMERS	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Other services	18,354,865	16,275,284	15,700,993
b) Commercial, recovery and repair services	12,908,081	12,083,940	11,399,371
c) Construction and civil engineering	7,357,954	6,807,971	6,739,904
d) Textile, leather and footwear and clothing products	3,485,018	3,203,216	3,512,224
e) Metal products excluding machinery and means of transport	3,445,020	3,147,308	3,283,517
f) Other sectors	29,602,796	28,144,529	29,587,925
	75,153,734	**69,662,248**	**70,223,934**

3. Guarantees given (Item 10 of guarantees and commitments)

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Governments	171	7,837	11,551
b) Other public entities	523,272	108,945	129,761
c) Banks	1,373,026	1,259,097	1,147,975
d) Non-financial entities	10,666,515	10,875,026	10,151,352
e) Financial companies	719,660	368,124	422,053
f) Family firms	198,777	168,496	142,675
g) Other borrowers	1,015,080	899,496	1,053,417
Total	**14,496,501**	**13,687,021**	**13,058,784**

4. Large exposures

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Amount	2,493,834	2,640,903	1,675,162
b) Number	1	1	1

This figure reflects the total weighted amount of risk positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated capital for regulatory purposes).

5. Breakdown of assets and liabilities by maturity

(€ '000)

ASSETS	AMOUNTS AT 30.06.2005	31.12.2004	30.06.2004
ON DEMAND			
1.1 Refinanceable treasury notes	195,859	28,608	132,728
1.2 Loans to banks	7,140,835	3,481,651	9,995,019
1.3 Loans to customers	35,121,033	26,967,016	28,982,052
1.4 Bonds and other debt securities	278,036	143,094	598,672
	42,735,763	**30,620,369**	**39,708,471**
1.5 Off-balance sheet transactions	52,397,202	27,173,355	76,707,783
	95,132,965	**57,793,724**	**116,416,254**
UP TO 3 MONTHS			
1.1 Refinanceable treasury notes	154,074	62,883	62,872
1.2 Loans to banks	10,051,384	23,189,125	12,637,259
1.3 Loans to customers	21,141,977	23,851,205	17,485,511
1.4 Bonds and other debt securities	5,103,013	4,238,230	4,394,627
	36,450,448	**51,341,443**	**34,580,269**
1.5 Off-balance sheet transactions	630,047,803	552,561,903	527,900,674
	666,498,251	**603,903,346**	**562,480,943**
3 TO 12 MONTHS			
1.1 Refinanceable treasury notes	968,720	788,948	327,884
1.2 Loans to banks	5,378,528	3,882,588	3,442,998
1.3 Loans to customers	16,001,136	13,259,390	14,348,090
1.4 Bonds and other debt securities	9,348,825	5,505,086	7,346,834
	31,697,209	**23,436,012**	**25,465,806**
1.5 Off-balance sheet transactions	584,364,366	498,448,439	474,293,366
	616,061,575	**521,884,451**	**499,759,172**
1 TO 5 YEARS (fixed rate)			
1.1 Refinanceable treasury notes	266,539	198,404	95,264
1.2 Loans to banks	37,688	42,941	1,229,054
1.3 Loans to customers	6,257,046	6,475,277	7,167,718
1.4 Bonds and other debt securities	6,737,095	6,139,002	5,386,464
	13,298,368	**12,855,624**	**13,878,500**
1.5 Off-balance sheet transactions	502,554,609	517,555,641	495,422,988
	515,852,977	**530,411,265**	**509,301,488**

Breakdown of assets and liabilities by maturity (continued)

(€ '000)

LIABILITIES		AMOUNTS AT		
		30.06.2005	31.12.2004	30.06.2004
ON DEMAND				
2.1 Due to banks		5,294,307	3,568,496	7,424,588
2.2 Due to customers		75,478,215	66,710,369	73,391,020
2.3 Securities in issue:	- bonds	73,614	79,419	58,954
	- certificates of deposit	385,641	170,063	133,534
	- other securities	1,058,660	764,728	927,065
2.4 Subordinated debt		-	-	-
		82,290,437	**71,293,075**	**81,935,161**
2.5 Off-balance sheet transactions		53,003,036	24,434,477	70,900,330
		135,293,473	**95,727,552**	**152,835,491**
UP TO 3 MONTHS				
2.1 Due to banks		25,001,487	27,884,041	26,932,871
2.2 Due to customers		18,325,994	31,212,660	18,711,494
2.3 Securities in issue:	- bonds	601,952	1,135,705	229,067
	- certificates of deposit	13,819,422	19,896,790	17,216,311
	- other securities	104,796	25,022	20,232
2.4 Subordinated debt		-	-	599,699
		57,853,651	**80,154,218**	**63,709,674**
2.5 Off-balance sheet transactions		605,071,936	549,211,226	518,776,627
		662,925,587	**629,365,444**	**582,486,301**
3 TO 12 MONTHS				
2.1 Due to banks		6,434,511	4,003,673	5,438,268
2.2 Due to customers		3,761,489	3,496,163	4,465,039
2.3 Securities in issue:	- bonds	7,645,915	2,989,652	3,814,071
	- certificates of deposit	9,370,322	5,492,406	2,918,745
	- other securities	294,141	81,068	11,925
2.4 Subordinated debt		22,857	23,757	23,757
		27,529,235	**16,086,719**	**16,671,805**
2.5 Off-balance sheet transactions		608,656,716	493,900,014	503,133,752
		636,185,951	**509,986,733**	**519,805,557**
1 TO 5 YEARS (fixed rate)				
2.1 Due to banks		78,669	91,726	390,227
2.2 Due to customers		444,928	461,052	414,022
2.3 Securities in issue:	- bonds	4,766,966	4,418,170	3,843,558
	- certificates of deposit	183,511	88,059	1,351,005
	- other securities	58,904	36,793	41,228
2.4 Subordinated debt		824,995	808,208	60,000
		6,357,973	**5,904,008**	**6,100,040**
2.5 Off-balance sheet transactions		526,314,137	540,395,773	477,456,983
		532,672,110	**546,299,781**	**483,557,023**

Breakdown of assets and liabilities by maturity (continued)

(€ '000)

ASSETS			
	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
1 TO 5 YEARS (indexed rate)			
1.1 Refinanceable treasury notes	274,607	228,160	296,046
1.2 Loans to banks	111,366	79,227	80,180
1.3 Loans to customers	28,165,087	27,365,157	25,671,388
1.4 Bonds and other debt securities	4,962,029	3,238,504	4,312,539
	33,513,089	**30,911,048**	**30,360,153**
1.5 Off-balance sheet transactions	65,366,485	55,501,150	70,767,971
	98,879,574	**86,412,198**	**101,128,124**
OVER 5 YEARS (fixed rate)			
1.1 Refinanceable treasury notes	1,148,570	1,312,343	889,193
1.2 Loans to banks	192	3,749	4,292
1.3 Loans to customers	3,893,213	4,484,190	4,859,953
1.4 Bonds and other debt securities	3,813,680	3,175,882	3,909,810
	8,855,655	**8,976,164**	**9,663,248**
1.5 Off-balance sheet transactions	161,419,840	125,101,751	112,655,447
	170,275,495	**134,077,915**	**122,318,695**
OVER 5 YEARS (indexed rate)			
1.1 Refinanceable treasury notes	-	9,452	54,635
1.2 Loans to banks	4,638	5,097	592
1.3 Loans to customers	34,983,207	34,223,817	30,751,150
1.4 Bonds and other debt securities	3,046,098	2,943,337	3,007,710
	38,033,943	**37,181,703**	**33,814,087**
1.5 Off-balance sheet transactions	6,089,812	4,330,725	2,774,033
	44,123,755	**41,512,428**	**36,588,120**
TERM NOT SPECIFIED			
1.1 Refinanceable treasury notes	-	-	-
1.2 Loans to banks	3,221,868	5,836,647	1,237,807
1.3 Loans to customers	3,917,035	3,812,397	3,932,128
1.4 Bonds and other debt securities	41,090	12,134	11,681
	7,179,993	**9,661,178**	**5,181,616**
1.5 Off-balance sheet transactions	-	-	-
	7,179,993	**9,661,178**	**5,181,616**
TOTAL			
1.1 Refinanceable treasury notes	3,008,369	2,628,798	1,858,622
1.2 Loans to banks	25,946,499	36,521,025	28,627,201
1.3 Loans to customers	149,479,734	140,438,449	133,197,990
1.4 Bonds and other debt securities	33,329,866	25,395,269	28,968,337
	211,764,468	**204,983,541**	**192,652,150**
1.5 Off-balance sheet transactions	2,002,240,117	1,780,672,964	1,760,522,262
	2,214,004,585	**1,985,656,505**	**1,953,174,412**

Breakdown of assets and liabilities by maturity (continued)

(€ '000)

LIABILITIES		AMOUNTS AT		
		30.06.2005	31.12.2004	30.06.2004
1 TO 5 YEARS (indexed rate)				
2.1 Due to banks		970,992	1,566,823	1,802,260
2.2 Due to customers		544,050	776,156	1,187,802
2.3 Securities in issue:	- bonds	8,431,457	7,756,569	6,414,278
	- certificates of deposit	2,378,403	1,713,876	41,491
	- other securities	1,208,362	782,217	796,348
2.4 Subordinated debt		47,514	44,472	627,317
		13,580,778	**12,640,113**	**10,869,496**
2.5 Off-balance sheet transactions		60,252,971	50,728,509	80,079,338
		73,833,749	**63,368,622**	**90,948,834**
OVER 5 YEARS (fixed rate)				
2.1 Due to banks		34,477	41,430	300,851
2.2 Due to customers		69,675	29,940	29,759
2.3 Securities in issue:	- bonds	7,451,469	4,636,363	1,745,591
	- certificates of deposit	-	-	-
	- other securities	188,470	93,994	41,135
2.4 Subordinated debt		2,334,014	2,308,979	2,352,186
		10,078,105	**7,110,706**	**4,469,522**
2.5 Off-balance sheet transactions		143,729,350	118,740,323	107,529,815
		153,807,455	**125,851,029**	**111,999,337**
OVER 5 YEARS (indexed rate)				
2.1 Due to banks		855,115	529,958	541,292
2.2 Due to customers		182,891	187,661	181,330
2.3 Securities in issue:	- bonds	4,409,079	2,939,851	1,599,992
	- certificates of deposit	-	-	13
	- other securities	305,000	5,000	-
2.4 Subordinated debt		2,648,895	3,355,860	2,539,674
		8,400,980	**7,018,330**	**4,862,301**
2.5 Off-balance sheet transactions		5,211,971	3,239,025	2,221,354
		13,612,951	**10,257,355**	**7,083,655**
TERM NOT SPECIFIED				
2.1 Due to banks		-	15,986	398
2.2 Due to customers		736,434	790,133	18,785
2.3 Securities in issue:	- bonds	582	582	2,154
	- certificates of deposit	-	-	-
	- other securities	-	-	-
2.4 Subordinated debt		-		-
		737,016	**806,701**	**21,337**
2.5 Off-balance sheet transactions		-	23,617	424,063
		737,016	**830,318**	**445,400**
TOTAL				
2.1 Due to banks		38,669,558	37,702,133	42,830,755
2.2 Due to customers		99,543,676	103,664,134	98,399,251
2.3 Securities in issue:	- bonds	33,381,034	23,956,311	17,707,665
	- certificates of deposit	26,137,299	27,361,194	21,661,099
	- other securities	3,218,333	1,788,822	1,837,933
2.4 Subordinated debt		5,878,275	6,541,276	6,202,633
		206,828,175	**201,013,870**	**188,639,336**
2.5 Off-balance sheet transactions		2,002,240,117	1,780,672,964	1,760,522,262
		2,209,068,292	**1,981,686,834**	**1,949,161,598**

As permitted by current Banca d'Italia regulations, currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.

Assets and liabilities have been distributed by maturity on the basis of their remaining life. The "on demand" category also includes assets and liabilities with a residual life of not more than 24 hours. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

6. Geographical distribution of assets and liabilities

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
1 ASSETS			
ITALY			
1.1 Loans to banks	5,983,382	8,346,649	4,876,019
1.2 Loans to customers	129,441,611	122,041,599	115,993,996
1.3 Securities	18,315,303	14,061,328	16,479,010
	153,740,296	**144,449,576**	**137,349,025**
OTHER E.U. COUNTRIES			
1.1 Loans to banks	15,017,730	23,520,831	21,541,388
1.2 Loans to customers	10,745,535	9,075,615	9,952,988
1.3 Securities	15,228,268	11,651,084	12,648,514
	40,991,533	**44,247,530**	**44,142,890**
OTHER COUNTRIES			
1.1 Loans to banks	4,945,387	4,653,545	2,209,794
1.2 Loans to customers	9,292,588	9,321,235	7,251,006
1.3 Securities	4,841,092	4,203,156	3,796,451
	19,079,067	**18,177,936**	**13,257,251**
TOTALE ATTIVO			
1.1 Loans to banks	25,946,499	36,521,025	28,627,201
1.2 Loans to customers	149,479,734	140,438,449	133,197,990
1.3 Securities	38,384,663	29,915,568	32,923,975
	213,810,896	**206,875,042**	**194,749,166**
2 LIABILITIES			
ITALY			
2.1 Due to banks	13,215,809	11,789,020	12,885,492
2.2 Due to customers	69,358,967	71,862,549	67,875,184
2.3 Securities in issue	25,450,258	20,383,618	14,939,460
2.4 Other accounts	5,117,768	5,821,234	5,462,415
	113,142,802	**109,856,421**	**101,162,551**
OTHER E.U. COUNTRIES			
2.1 Due to banks	12,081,313	13,511,025	18,553,441
2.2 Due to customers	16,762,558	17,556,943	19,781,543
2.3 Securities in issue	24,771,858	23,832,791	21,924,906
2.4 Other accounts	-	-	-
	53,615,729	**54,900,759**	**60,259,890**
OTHER COUNTRIES			
2.1 Due to banks	13,372,436	12,402,088	11,391,822
2.2 Due to customers	13,422,151	14,244,642	10,742,524
2.3 Securities in issue	12,514,550	8,889,918	4,342,331
2.4 Other accounts	914,448	872,672	912,519
	40,223,585	**36,409,320**	**27,389,196**
TOTAL LIABILITIES			
2.1 Due to banks	38,669,558	37,702,133	42,830,755
2.2 Due to customers	99,543,676	103,664,134	98,399,251
2.3 Securities in issue	62,736,666	53,106,327	41,206,697
2.4 Other accounts	6,032,216	6,693,906	6,374,934
	206,982,116	**201,166,500**	**188,811,637**
3 GUARANTEES AND COMMITMENTS			
ITALY	28,786,709	25,820,174	24,603,467
OTHER E.U. COUNTRIES	9,560,389	9,349,629	9,517,379
OTHER COUNTRIES	8,716,843	6,615,189	8,225,301
TOTAL	**47,063,941**	**41,784,992**	**42,346,147**

Based on current regulations, the "other accounts" under liabilities are made up of items 40 and 110.

7. Assets and liabilities in foreign currencies

(€ '000)

	AMOUNTS AT		
	30.06.2005	**31.12.2004**	**30.06.2004**
a) Assets			
1. Loans to banks	5,492,535	5,063,610	5,295,737
2. Loans to customers	16,270,393	14,283,384	13,989,960
3. Securities	8,578,387	8,194,032	7,883,200
4. Equity investments	141,932	135,622	154,089
5. Other accounts	822,722	778,612	593,105
	31,305,969	**28,455,260**	**27,916,091**
b) Liabilities			
1. Due to banks	11,881,735	11,760,045	12,987,463
2. Due to customers	20,534,039	20,826,346	19,643,898
3. Securities in issue	26,759,712	23,434,531	18,686,258
4. Other accounts	373,241	331,465	371,312
	59,548,727	**56,352,387**	**51,688,931**

Based on current regulations, "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

8. Loans to banks

(€ '000)

8.1 LOANS TO BANKS - BAD AND DOUBTFUL DEBTS

CATEGORIES/SECURITIES	AMOUNTS AS AT 30.06.2005 GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	AMOUNTS AS AT 31.12.2004 GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**115,372**	**89,053**	**26,319**	**101,176**	**82,125**	**19,051**
A.1. Non-performing loans	86,703	85,694	1,009	81,448	80,438	1,010
A.2. Doubtful loans	2,918	1,718	1,200			
A.3. Loans subject to restructuring	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	25,751	1,641	24,110	19,728	1,687	18,041
B. Performing loans	**25,920,315**	**135**	**25,920,180**	**36,502,199**	**225**	**36,501,974**
Total (A+B)	**26,035,687**	**89,188**	**25,946,499**	**36,603,375**	**82,350**	**36,521,025**

(€ '000)

8.2 CHANGES IN BAD AND DOUBTFUL DEBTS - BANKS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**81,448**	**-**	**-**	**-**	**19,728**
A.1 of which: for overdue interest	*34,093*	-	-	-	-
B. Increases	**8,606**	**2,973**	**-**	**-**	**12,071**
B.1 Transfers from performing loans	28	2,426	-	-	-
B.2 Overdue interest	1,195	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	-	547	-	-	-
B.4 Other increases	7,383	-	-	-	12,071
C. Decreases	**3,351**	**55**	**-**	**-**	**6,048**
C.1 Transfers to performing loans	-	-	-	-	-
C.2 Write-offs	68	-	-	-	-
C.3 Recoveries	34	55	-	-	2,780
C.4 Sales proceeds	-	-	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	-	-	-	-	547
C.6 Other decreases	3,249	-	-	-	2,721
D. Final gross exposure	**86,703**	**2,918**	**-**	**-**	**25,751**
D.1 of which: for overdue interest	*36,275*	-	-	-	-

(€ '000)

8.3 CHANGES IN BAD AND DOUBTFUL DEBT ADJUSTMENTS - BANKS

REASONS/CATEGORIES	NON PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**80,438**	**-**	**-**	**-**	**1,687**	**225**
A.1 of which: for overdue interest	*34,093*	-	-	-	-	*224*
B. Increases	**8,581**	**1,718**	**-**	**-**	**3,391**	**204**
B.1 Writedowns	1,693	1,609	-	-	3,208	204
B.1.1 of which: for overdue interest	*1,195*	-	-	-	-	
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of debts	-	109	-	-	-	-
B.4 Other increases	6,888	-	-	-	183	
C. Decreases	**3,325**	**-**	**-**	**-**	**3,437**	**294**
C.1 Write-backs from assessments	-		-	-	80	15
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	30	-	-	-	3,201	8
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 Write-offs	68	-	-	-	-	159
C.4 Transfers to other categories of debts	-	-	-	-	109	-
C.5 Other decreases	3,227	-	-	-	47	112
D. Final total writedowns	**85,694**	**1,718**	**-**	**-**	**1,641**	**135**
D.1 of which: overdue interest	*36,274*	-	-	-	-	*114*

9. Loans to customers

(€ '000)

9.1 DETAILS OF LOANS TO CUSTOMERS

CATEGORIES/SECURITIES	AMOUNTS AS AT 30.06.2005			AMOUNTS AS AT 31.12.2004		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**9,956,774**	**4,778,494**	**5,178,280**	**9,469,659**	**4,568,319**	**4,901,340**
A.1. Non-performing loans	6,828,982	4,139,349	2,689,633	6,586,017	3,964,777	2,621,240
A.2. Doubtful loans	2,601,462	526,172	2,075,290	2,484,326	493,035	1,991,291
A.3. Loans subject to restructuring	- -	-	67,514	8,631	58,883	
A.4. Restructured loans	430,792	93,649	337,143	266,751	88,643	178,108
A.5. Unsecured loans to countries at risk	95,538	19,324	76,214	65,051	13,233	51,818
B. Performing loans	**145,715,288**	**1,413,834**	**144,301,454**	**136,844,477**	**1,307,368**	**135,537,109**
Total (A+B)	**155,672,062**	**6,192,328**	**149,479,734**	**146,314,136**	**5,875,687**	**140,438,449**

(€ '000)

9.2 CHANGES IN BAD AND DOUBTFUL DEBTS - CUSTOMERS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**6,586,017**	**2,484,326**	**67,514**	**266,751**	**65,051**
A.1 of which: for overdue interest	*1,472,808*	*46,215*	*4*	*140*	-
B. Increases	**957,753**	**1,310,049**	**1**	**248,967**	**41,091**
B.1 Transfers from performing loans	141,353	945,622	-	42,430	36,996
B.2 Overdue interest	130,027	13,617	-	63	2
B.3 Transfers from other categories of bad and doubtful debts	518,440	36,947	-	24,263	1
B.4 Other increases	167,933	313,863	1	182,211	4,092
C. Decreases	**714,788**	**1,192,913**	**67,515**	**84,926**	**10,604**
C.1 Transfers to performing loans	34,618	134,345	-	44	1,483
C.2 Write-offs	268,909	13,509	-	254	263
C.3 Recoveries	278,342	421,203	25	54,803	5,731
C.4 Sales proceeds	36,811	1,482	-	-	
C.5 Transfers to other categories of bad and doubtful debts	15,814	539,227	-	24,603	7
C.6 Other decreases	80,294	83,147	67,490	5,222	3,120
D. Final gross exposure	**6,828,982**	**2,601,462**	**-**	**430,792**	**95,538**
D.1 of which: for overdue interest	*1,511,113*	*41,118*	-	*1,137*	-

(€ '000)

9.3 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO CUSTOMERS

REASONS/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**3,964,777**	**493,035**	**8,631**	**88,643**	**13,233**	**1,307,368**
A.1 of which: for overdue interest	*1,467,948*	*45,805*	*4*	*117*	-	*65,321*
B. Increases	**630,586**	**213,237**	**-**	**12,727**	**8,955**	**156,489**
B.1 Writedowns	481,861	182,073	-	3,162	8,781	132,918
B.1.1 of which: for overdue interest	*118,715*	*7,466*	-	*55*	-	*9,068*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of loans	94,616	18,843	-	7,509	7	6,032
B.4 Other increases	54,109	12,321	-	2,056	167	17,539
C. Decreases	**456,014**	**180,100**	**8,631**	**7,721**	**2,864**	**50,023**
C.1 Write-backs from assessments	31,435	30,518	-	3,714	474	8,468
C.,1.1 of which: for overdue interest	-	-	-	-	-	*6*
C.2 Write-backs from collection	87,053	31,029	-	1,146	1,959	17,043
C.2.1 of which: for overdue interest	*11,253*	*3,867*	-	*3*	-	*4,658*
C.3 Write-offs	268,909	13,509	-	254	263	3,797
C.4 Transfers to other categories of loans	4,032	102,607	-	2,607	1	17,760
C.5 Other decreases	64,585	2,437	8,631	-	167	2,955
D. Final total writedowns	**4,139,349**	**526,172**	**-**	**93,649**	**19,324**	**1,413,834**
D.1 of which: overdue interest	*1,505,538*	*40,865*	-	*1,113*	-	*66,668*

10. Secured loans to customers

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) By mortgages	**52,747,049**	**51,347,544**	**46,631,631**
b) By charges over:			
1. Cash deposits	730,613	940,604	931,294
2. Securities	3,221,761	2,273,591	2,914,527
3. Other items of value	3,204,905	2,773,030	2,426,612
	7,157,279	**5,987,225**	**6,272,433**
c) By guarantees provided by:			
1. Governments	1,048,185	871,079	884,707
2. Other public entities	56,111	25,455	34,531
3. Banks	1,161,266	1,288,159	1,418,843
4. Others	21,029,570	19,713,677	20,446,746
	23,295,132	**21,898,370**	**22,784,827**
Total	**83,199,460**	**79,233,139**	**75,688,891**

11. Loans to central banks (included in item 30 of assets)

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Loans to central banks	3,634,122	6,596,093	3,019,108

12. Breakdown of securities

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Investment securities	9,427,412	9,998,984	10,080,129
b) Trading securities	28,957,251	19,916,584	22,843,846
Total	**38,384,663**	**29,915,568**	**32,923,975**

13. Guarantees and commitments

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
13.1 Guarantees (Item 10 of guarantees and commitments)			
a) Commercial guarantees	9,243,097	8,378,952	8,662,228
b) Financial guarantees given	5,145,204	5,254,422	4,340,440
c) Assets pledged	108,200	53,647	56,116
Total	**14,496,501**	**13,687,021**	**13,058,784**
13.2 Commitments (Item 20 of guarantees and commitments)			
a) Commitments to disburse funds, usage certain	16,253,371	18,713,966	18,991,488
of which:			
- Amounts available under irrevocable lines of credit	*4,120,235*	*3,946,478*	*4,037,067*
- Securities to be received for transactions to be settled	*3,772,708*	*4,558,369*	*4,846,143*
- Deposits and loans to be disbursed	*5,606,522*	*6,883,699*	*7,445,429*
- Credit derivatives.			
Exposure to reference entity	-	-	-
- Other commitments to disburse funds	*2,753,906*	*3,325,420*	*2,662,849*
b) Commitments to disburse funds, usage uncertain	16,314,069	9,384,005	10,295,875
of which:			
- Commitment to Interbank			
Deposit Protection Fund	*135,734*	*135,734*	*129,746*
- Credit derivatives.			
Exposure to reference entity	*2,317,592*	*1,088,983*	*1,001,897*
- Other commitments to disburse funds	*13,860,743*	*8,159,288*	*9,164,232*
Total	**32,567,440**	**28,097,971**	**29,287,363**

14. Unused portions of credit lines

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
a) Central banks	1,997,270	4,833,089	1,209,765
b) Other banks	2,440,209	3,397,845	33,812
Total	**4,437,479**	**8,230,934**	**1,243,577**

15. Forward transactions

AMOUNTS AT	30.06.2005			31.12.2004		
CATEGORY OF OPERATIONS	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
1. Trades	**31,224,927**	**36,750,120**	**-**	**41,727,186**	**37,191,763**	**-**
1.1 Securities	18,266	9,287,196	-	25,650	7,665,356	-
- purchases	*18,266*	*3,754,442*		*25,650*	*4,532,719*	-
- sales		*5,532,754*		-	*3,132,637*	-
1.2 Currencies	31,206,661	27,462,924	-	41,701,536	29,526,407	-
- currencies against currencies	*1,626,241*	*4,092,352*	-	*2,222,292*	*3,266,840*	-
- purchases against euro	*28,194,598*	*12,445,832*	-	*36,213,233*	*14,124,658*	-
- sales against euro	*1,385,822*	*10,924,740*	-	*3,266,011*	*12,134,909*	-
2. Deposits and loans	**-**	**4,193,105**	**4,562,497**	**-**	**5,273,571**	**3,819,404**
- to be disbursed	-	*2,904,778*	*2,701,744*	-	*4,173,865*	*2,709,834*
- to be received	-	*1,288,327*	*1,860,753*	-	*1,099,706*	*1,109,570*
3. Derivatives	**109,944,690**	**2,235,080,826**	**4,307,918**	**107,003,875**	**1,983,917,275**	**5,120,353**
3.1 With exchange of principal	9,449,288	42,222,030	-	6,522,182	38,212,297	-
a) securities	868,914	4,162,152	-	919,252	7,132,527	-
- purchases		2,441,242	-	-	3,649,527	-
- sales	868,914	1,720,910	-	919,252	3,483,000	-
b) currencies	8,580,374	38,059,110	-	5,602,930	31,078,712	-
- currencies against currencies	*29,677*	*353,423*	-	*2,405,081*	*871,386*	-
- purchases against euro	*6,932,570*	*17,392,830*	-	*2,451,717*	*13,001,008*	-
- sales against euro	*1,618,127*	*20,312,857*	-	*746,132*	*17,206,318*	-
c) other items of value	-	768	-	-	1,058	-
- purchases	-	*768*	-	-	*785*	-
- sales	-	-	-	-	*273*	-
3.2 Without exchange of principal	100,495,402	2,192,858,796	4,307,918	100,481,693	1,945,704,978	5,120,353
a) Currencies	1,785,474	8,795,981	2,338	984,378	4,253,005	190,149
- currencies against currencies	*1,783,136*	-		*794,229*	-	-
- purchases against euro	*390*	*4,697,663*	*1,948*	*116,655*	*2,206,420*	*73,494*
- sales against euro	*1,948*	*4,098,318*	*390*	*73,494*	*2,046,585*	*116,655*
b) Other assets	98,709,928	2,184,062,815	4,305,580	99,497,315	1,941,451,973	4,930,204
- purchases	*56,489,694*	*1,097,396,296*	*385,623*	*47,907,096*	*969,271,235*	*1,376,767*
- sales	*42,220,234*	*1,086,666,519*	*3,919,957*	*51,590,219*	*972,180,738*	*3,553,437*
Total	**141,169,617**	**2,276,024,051**	**8,870,415**	**148,731,061**	**2,026,382,609**	**8,939,757**

As permitted by current Banca d'Italia regulations, currency trades and derivative contracts were not eliminated from intra-group dealings, as this would have been excessively burdensome.

(€ '000)

30.06.2004		
HEDGING	TRADING	OTHER TRANSACTIONS
37,955,241	**37,792,808**	**-**
528	9,721,132	-
264	*4,845,879*	
264	*4,875,253*	
37,954,713	28,071,676	-
3,211,592	*3,422,270*	-
31,071,579	*13,224,600*	-
3,671,542	*11,424,806*	-
-	**7,336,261**	**5,600,089**
-	*4,914,509*	*2,530,920*
-	*2,421,752*	*3,069,169*
121,594,697	**1,989,470,904**	**3,758,296**
6,711,805	43,553,626	200,000
874,076	5,101,963	200,000
53,664	2,744,236	
820,412	2,357,727	200,000
5,837,729	38,451,663	-
3,398,222	*1,807,388*	-
1,912,671	*16,300,919*	-
526,836	*20,343,356*	-
-	-	-
-	-	-
-	-	-
114,882,892	1,945,917,278	3,558,296
657,970	5,034,785	34,075
623,895	-	-
4,521	*2,479,181*	*29,554*
29,554	*2,555,604*	*4,521*
114,224,922	1,940,882,493	3,524,221
54,169,645	*985,369,121*	*138,549*
60,055,277	*955,513,372*	*3,385,672*
159.549.938	**2.034.599.973**	**9.358.385**

16. Asset and liability positions with affiliated companies

(€ '000)

	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES			ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)		
	AMOUNTS AT			AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004	30.06.2005	31.12.2004	30.06.2004
a) Assets						
1. Loans to banks	-	-	-	2,060,973	5,316,144	2,072,240
of which: subordinated portion	-	-	-	-	-	-
2. Loans to financial institutions	-	-	-	564,217	813,913	739,406
of which: subordinated portion	-	-	-	*3,790*	*4,444*	*5,073*
3. Loans to other customers	147,465	158,152	155,198	891,726	580,056	906,784
of which: subordinated portion	-	-	-	-	-	-
4. Bonds and other debt securities	-	-	-	408,189	466,560	441,380
of which: subordinated portion	-	-	-	*858*	*3,504*	*9,179*
Total Assets	**147,465**	**158,152**	**155,198**	**3,925,105**	**7,176,673**	**4,159,810**
b) Liabilities						
1. Due to banks	-	-	-	5,211,700	2,039,449	6,565,604
2. Due to financial institutions	3,237	4,700	2,975	208,271	247,169	165,314
3. Due to other customers	64,536	27,781	125,754	177,383	149,078	454,403
4. Securities in issue	1	2	-	-	-	-
5. Subordinated debt	-	-	-	-	-	-
Total Liabilities	**67,774**	**32,483**	**128,729**	**5,597,354**	**2,435,696**	**7,185,321**
c) Guarantees and commitments						
1. Guarantees given	783	702	2,564	104,556	99,353	240,498
2. Commitments	4,093	21,326	17,230	334,830	123,591	1,569,877
Total Guarantees and Commitments	**4,876**	**22,028**	**19,794**	**439,386**	**222,944**	**1,810,375**

(€ '000)

ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
	-	**-**	**-**	**-**
2) Transactions with financial institutions				
C.R.Trieste Ireland Ltd (in liquidation)	-	1,990	-	-
Creditras Previdenza Sim PA (in liquidation)	-	1,246	-	-
Zivnostenska Finance BV	-	1	-	-
	-	**3,237**	**-**	**-**
3) Transactions with other customers				
UniCredit Broker Credit S.p.A.	10,953	6,086	-	-
Centar Gradski Podrum d.o.o.	-	72	-	-
Central Kaptol d.o.o.	22,828	131	-	2,236
Fabryka Maszyn Sp.Zo.o. (ex HSW FMJ Sp.zo.o.)	668	-	-	-
I-Faber S.p.A.	-	1,511	610	-
Istraturist Umag Hotelijerstvo I Turiza	9,433	1,673	54	1,843
Locat Rent S.p.A.	93,217	80	91	
Marketing Zagrebacke Bamke d.o.o.	-	30	-	14
Pekao Development SP. Z.o.o.	10,366	-	-	-
TLX S.p.A.	-	3,127	28	-
UniCredit Assicura S.r.l.	-	51,125	-	-
XAA Agenzia Assicurativa S.p.A.	-	323	-	-
Zane BH d.o.o.	-	169	-	-
Zaba Turizam d.o.o.	-	209	-	-
	147,465	**64,536**	**783**	**4,093**
4) Bonds and other debt securities				
	-	**-**	**-**	**-**
5) Securities in issue				
Agroinvest Financno-Poradenska Skupina A.S. (in liquidation)	-	1	-	-
	-	**1**	**-**	**-**
6) Subordinated debt				
	-	**-**	**-**	**-**
Total	**147,465**	**67,774**	**783**	**4,093**

(€ '000)

ASSET AND LIABILITY POSITIONS WITH COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE	ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	6,488	9,180	-	44
Cassa di Risparmio di Bra S.p.A.	11,712	23,797	-	52
Cassa di Risparmio di Fossano S.p.A.	8,713	4,412	278	399
Cassa di Risparmio di Saluzzo S.p.A.	35,053	5,407	10	57
	61,966	**42,796**	**288**	**552**
2) Transactions with financial institutions				
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim	35	-	10	-
Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim		854	-	44
Consortium Srl	128,041	10	-	208,645
LISEURO S.p.A.	2,901	-	-	-
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	-	370	-	-
	130,942	**1,269**	**-**	**208,699**
3) Transactions with other customers				
Commercial Union Vita S.p.A.	-	45,663	-	-
CONSORZIO CA.RI.CE.SE.	270	-	-	-
CreditRAS Assicurazioni S.p.A.	-	54	300	-
CreditRas Vita S.p.A.	562	67,220	-	-
Grupa Inwestycyjna Nywig S.A.	9,594	-	-	-
Hotel Jean IIISobieski Sp.zo.o	9,627	-	-	-
Immobiliare Lombarda S.p.A.	45,938	47	-	-
Iniziative Urbane S.p.A.	11,655	3,685	634	1,966
Serin S.r.l.	-	1	-	
Sviluppo Globale GEIE	-	52	-	615
Upi Poslovni Sistem d.o.o.	-	90	-	-
	77,646	**116,812**	**934**	**2,581**
4) Bonds and other debt securities	**-**	**-**	**-**	**-**
5) Securities in issue	**-**	**-**	**-**	**-**
6) Subordinated debt	**-**	**-**	**-**	**-**
Total	**270,554**	**160,877**	**1,222**	**211,832**

17. Segregated accounts

(€ '000)

	AMOUNTS AT		
	30.06.2005	31.12.2004	30.06.2004
Securities managed on behalf of customers (at market value)	57,205,563	51,105,839	46,028,732

18. Regulatory capital and prudential requirements

In accordance with Banca d'Italia instructions concerning transparency of information, below is the composition of capital for regulatory purposes and details on prudential requirements, the final figures of which will be sent to the Regulatory Body following approval of the present accounts:

(€ '000)

	AMOUNTS AT		
CAPITAL FOR REGULATORY PURPOSES	**30.06.2005**	**31.12.2004**	**30.06.2004**
A. Capital for regulatory purposes			
A.1 Tier 1 capital	12,861,070	11,876,097	11,777,213
A.2 Tier 2 capital	5,275,506	5,933,019	4,936,282
A.3 Items to be deducted	422,709	404,559	412,519
A.4 Capital for regulatory purposes	17,713,867	17,404,557	16,300,976
B. Prudential regulatory requirements *			
B.1 Credit risks	11,865,388	11,007,953	10,704,166
B.2 Market risks	798,805	776,610	966,328
- of which:			
- Trading portfolio risks	*548,107*	*573,637*	*808,337*
- Exchange risks	*199,662*	*153,791*	*120,336*
B.3 Tier 3 subordinated bonds	-	-	599,698
B.4 Other prudential requirements	149,819	175,284	156,710
B.5 Total prudential requirements	12,814,012	11,959,847	11,827,204
C. Risk assets and regulatory ratios			
C.1 Risk-weighted assets **	160,175,150	149,498,088	147,840,050
C.2 Tier 1 capital/risk-weighted assets	8.03%	7.94%	7.97%
C.3 Capital for regulatory purposes/risk-weighted assets	11.06%	11.64%	11.43%

Note *: Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.
**: Data for the period are estimates.



PART D - NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

1. Composition of interest
   1.1. Interest income and similar revenues (Item 10 of profit and loss account)
   1.2. Interest expense and similar charges (Item 20 of profit and loss account)

2. Details of interest

3. Commission
   3.1. Commission income (Item 40 of profit and loss account)
      3.1.1. Details of Item 40 "Commission income": "Distribution channels for products and services"
   3.2. Commission expense (Item 50 of profit and loss account)

4. Composition of "Trading Profits/Losses" in the profit and loss account

5. Composition of administrative costs

6. Extraordinary income and charges
   6.1. Extraordinary income (Item 190 of profit and loss account)
   6.2. Extraordinary charges (Item 200 of profit and loss account)

Part D - Notes to the Consolidated Profit and Loss Account

1. Interest Composition

(€ '000)

1.1 INTEREST INCOME AND SIMILAR REVENUES (ITEM 10 OF PROFIT AND LOSS ACCOUNT)	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
a) On loans to banks	366,576	316,411	672,019
of which: - On loans to central banks	*48,531*	*40,958*	*89,109*
b) On loans to customers	3,671,888	3,429,617	7,106,410
c) On debt securities	1,144,550	760,012	1,681,887
d) Other interest income	24,121	27,053	51,964
e) Positive balances of hedging transaction differentials	-	-	-
Total	**5,207,135**	**4,533,093**	**9,512,280**

(€ '000)

1.2. INTEREST EXPENSE AND SIMILAR CHARGES (ITEM 20 OF PROFIT AND LOSS ACCOUNT)	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
a) On amounts due to banks	498,158	556,446	1,117,184
b) On amounts due to customers	739,418	656,245	1,394,562
c) On securities in issue	861,513	431,066	1,020,853
of which: - certificates of deposit	*376,248*	*193,345*	*434,357*
d) On deposits received in administration	501	445	885
e) On subordinated debt	163,726	151,992	302,630
f) Negative balances of hedging transaction differentials	384,176	337,785	756,389
Total	**2,647,492**	**2,133,979**	**4,592,503**

2. Details of interest

(€ '000)

	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
Interest income and similar revenues on assets in foreign currencies	1,041,382	887,082	1,893,853
Interest expense and similar charges on liabilities in foreign currencies	1,021,503	555,459	1,369,560

3. Commission

(€ '000)

3.1 ITEM 40 COMMISSION INCOME	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
a) Guarantees given	**78,977**	**71,665**	**140,288**
b) Loan-related derivatives	**22**	**430**	**428**
c) Administration brokerage and consultancy services:	**1,254,165**	**1,146,029**	**2,255,059**
1. Security dealing	21,544	24,807	47,859
2. Currency dealing	39,569	37,355	77,996
3. Segregated accounts:	717,725	633,322	1,285,239
3.1. Individual	*86,371*	*66,199*	*136,538*
3.2. Collective	*631,354*	*567,123*	*1,148,701*
4. Custody and administration of securities	25,826	27,857	55,657
5. Depository bank	12,354	12,566	25,317
6. Placement of securities	179,824	174,872	315,712
7. Acceptance of trading instructions	58,977	55,088	102,073
8. Consultancy activities	366	1,388	1,116
9. Distribution of third party services:	197,980	178,774	344,090
9.1. Segregated accounts:	*21,623*	*14,555*	*30,470*
a) Individual	*3,786*	*1,343*	*3,012*
b) Collective	*17,837*	*13,212*	*27,458*
9.2. Insurance products	*166,320*	*154,093*	*293,989*
9.3. Other products	*10,037*	*10,126*	*19,631*
d) Collection and payment services	**302,313**	**286,421**	**585,398**
e) Servicing for securitisation transactions	**5,807**	**7,908**	**14,709**
f) Tax collection services	**38,232**	**65,904**	**129,122**
g) Other services	**428,403**	**348,936**	**729,171**
of which: - Loans made	*308,143*	*265,482*	*549,386*
- Securities services	*7,920*	*4,665*	*10,266*
- Rental of safe deposit boxes	*3,973*	*4,273*	*8,197*
- Refunds and sundry recoveries	*6,373*	*7,492*	*14,756*
- Foreign transactions and services	*7,400*	*7,949*	*15,722*
- Other	*94,594*	*59,075*	*130,844*
Total	**2,107,919**	**1,927,293**	**3,854,175**

Management and trading commission has been reclassified for first half 2004 in order to better represent a Group company which at the time was a recent acquisition.

(€ '000)

3.1.1 Details of Item 40 "Commission income": "Distribution channels for products and services"	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
At the Group's branches:	**306,595**	**326,062**	**613,784**
1. Segregated accounts	43,090	81,558	151,217
2. Placement of securities	104,995	91,066	173,347
3. Third party services and products	158,510	153,438	289,220
Off-site distribution:	**788,934**	**660,906**	**1,331,257**
1. Segregated accounts	674,635	551,764	1,134,022
2. Placement of securities	74,829	83,806	142,365
3. Third party services and products	39,470	25,336	54,870
	1,095,529	**986,968**	**1,945,041**

(€ '000)

3.2 ITEM 50 COMMISSION EXPENSE	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
a) Guarantees received	**3,419**	**5,086**	**9,806**
b) Loan-related derivatives	**1,939**	**2,618**	**5,136**
c) Administration and brokerage services:	**135,177**	**111,477**	**231,606**
1. Security dealing	6,939	7,618	14,117
2. Currency dealing	1,448	1,282	2,587
3. Segregated accounts:	3,803	6,579	11,995
3.1. Group portfolio	*296*	*796*	*1,908*
3.2. Third party portfolio	*3,507*	*5,783*	*10,087*
4. Custody and administration of securities	2,671	3,623	6,580
5. Placement of securities	64,089	52,553	109,671
6. Off-site distribution of securities, products and services	56,227	39,822	86,656
d) Collection and payment services	**72,073**	**69,099**	**141,735**
e) Other services	**96,001**	**86,550**	**177,306**
of which: - Loans received	*15,571*	*23,207*	*51,024*
- Securities services	*4,536*	*4,308*	*9,235*
- Rental of safe deposit boxes	*6*	*7*	*9*
- Foreign transactions and services	*494*	*655*	*1,320*
- Insurance products	*56*	*30*	*129*
- Other	*75,338*	*58,343*	*115,589*
Total	**308,609**	**274,830**	**565,589**

Management and trading commission has been reclassified for first half 2004 in order to better represent a Group company which at the time was a recent acquisition.

4. Composition of Trading Profits/Losses in the profit and loss account

(€ '000)

	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
Securities transactions	233,558	170,002	282,744
Currency transactions	89,935	94,305	327,222
Other	240,071	323,028	383,424
Total	**563,564**	**587,335**	**993,390**

Details of the composition of the data as at 30 June 2005 are as follows

(€ '000)

ITEMS/TRANSACTIONS	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1 Revaluations	5,049,089	xxx	39,552,933	44,602,022
A.2 Writedowns	-4,387,103	xxx	-39,872,002	-44,259,105
B. Other profits/losses	-428,428	89,935	559,140	220,647
Totals	**233,558**	**89,935**	**240,071**	**563,564**
1. Government securities	3,530			
2. Other debt securities	194,471			
3. Equity securities	44,479			
4. Derivative contracts on securities	-8,922			

Note: xxx - data not to be shown

5. Composition of Administrative costs

(€ '000)

	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
a) Payroll costs:			
- Wages and salaries	1,258,993	1,198,836	2,400,365
- Social security contributions	328,348	312,092	631,345
- Severance pay	77,307	74,611	146,335
- Pensions and similar benefits	47,799	47,390	102,274
- Other	55,857	55,878	108,209
a)	**1,768,304**	**1,688,807**	**3,388,528**
b) Other administrative expenses:			
- Indirect taxes and duties	166,244	127,636	263,595
- Miscellaneous costs and expenses	903,715	886,947	1,817,375
b)	**1,069,959**	**1,014,583**	**2,080,970**
Total (a+b)	**2,838,263**	**2,703,390**	**5,469,498**

Miscellaneous costs and expenses:

(€ '000)

- External consultants	**75,882**	**75,104**	**155,980**
- Insurance	**23,588**	**23,378**	**44,843**
- Advertising	**59,523**	**54,314**	**118,283**
- Security	**33,607**	**32,763**	**67,110**
- Internal and external surveillance of premises	*18,684*	*16,566*	*36,857*
- Transport of valuables and documents	*14,923*	*16,197*	*30,253*
- Various third-party services	**130,304**	**129,801**	**264,790**
- Expenses relating to premises	**190,177**	**179,384**	**370,261**
- Rentals	*122,571*	*115,177*	*231,978*
- Maintenance of premises	*16,375*	*14,173*	*33,139*
- Cleaning of premises	*18,419*	*18,029*	*37,123*
- Utilities	*32,812*	*32,005*	*68,021*
- Maintenance and lease rentals for furniture, machinery and equipment	**112,074**	**106,737**	**224,557**
- Repair and maintenance of furniture, machinery and equipment	*39,291*	*45,850*	*87,716*
-Lease of electronic equipment and software	*72,783*	*60,887*	*136,841*
- Postal, telecom and office supplies	**131,197**	**138,872**	**278,810**
- Postage, telephone, telegraph and telex	*109,819*	*112,369*	*217,363*
- Printing and stationery	*15,435*	*21,336*	*39,406*
- Various office supplies	*5,943*	*5,167*	*22,041*
- Travel expense including hire	**41,837**	**38,371**	**78,379**
- Travel expenses	*33,371*	*31,382*	*63,319*
- Various hire charges	*8,466*	*6,989*	*15,060*
- Credit information and searches	**14,107**	**8,976**	**23,384**
- Other	**91,419**	**99,247**	**190,978**
- Compensation and fees paid to directors and auditors	*8,975*	*9,606*	*18,413*
- Donations	*3,525*	*3,654*	*6,377*
- Other	*78,919*	*85,987*	*166,188*
Total	**903,715**	**886,947**	**1,817,375**

6. Extraordinary income (charges)

(€ '000)

6.1 ITEM 190 EXTRAORDINARY INCOME	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
Profits on disposal of:	**238,504**	**13,578**	**185,842**
- property	25,469	1,900	133,673
- investment securities	550	5,366	8,210
- equity investments	210,999	5,403	39,646
- other assets	1,486	908	4,313
- equity investments fully consolidated	-	1	-
Contingent gains and reversal of liabilities:	**66,330**	**174,773**	**461,423**
- surpluses from provisions from prior periods	22,631	114,930	171,463
- reversal of liabilities due to write-offs	663	10,819	15,680
- recoveries of assets written off	590	1,074	2,989
- deferred taxes related to prior periods	3,015	13,355	155,417
- miscellaneous	39,431	34,595	115,874
Total	**304,834**	**188,351**	**647,265**

(€ '000)

6.2 ITEM 200 EXTRAORDINARY CHARGES	1ST HALF 2005	1ST HALF 2004	FULL YEAR 2004
Losses on disposal of:	**2,239**	**1,108**	**6,401**
- property	836	287	1,578
- investment securities	558	29	1,303
- equity investments	228	63	610
- other financial fixed assets	-	-	-
- other assets	617	729	2,910
Other contingent losses and reversal of assets:	**40,129**	**85,044**	**423,161**
- payroll costs due to separation bonuses	3,665	17,152	246,104
- deferred taxes related to prior periods	2,322	10,607	3,994
- miscellaneous	34,142	57,285	173,063
Total	**42,368**	**86,152**	**429,562**



PART E - OTHER INFORMATION

1. Average number of employees

2. Number of branches

Specific reserves
Sub-item 80 d) Reserves for risks and charges: "other reserves"

Part E - Other Information

1. Average number of employees

	AS AT		
	30.06.2005	31.12.2004	30.06.2004
Average number of employees	68,409	68,817	69,156

The number of employees indicated above is the mean of the number of employees at the end of the current and prior periods.

2. Number of branches

		AS AT		
		30.06.2005	31.12.2004	30.06.2004
Bank branches:				
Domestic banks				
units operating in Italy		3,086	3,137	3,231
units operating abroad		7	7	8
Total	**a)**	**3,093**	**3,144**	**3,239**
Foreign banks				
Pekao Group		786	784	788
Zagebracka Group		189	187	195
Other companies		347	327	314
Total	**b)**	**1,322**	**1,298**	**1,297**
Total	**(a+b)**	**4,415**	**4,442**	**4,536**

(€ '000)

SPECIFIC RESERVES

ITEM	AMOUNTS AT 30.06.2005	31.12.2004	30.06.2004
70. Reserve for employee severance pay	**1,050,328**	**1,026,167**	**1,027,389**
80. Reserves for risks and charges			
a) Reserve for pensions and similar obligations	505,182	513,224	512,494
b) Taxation reserve	904,678	1,272,090	845,270
c) Consolidation reserve for future risks and charges	3,731	3,731	3,886
d) other reserves	1,493,615	1,660,443	1,068,071
	2,907,206	**3,449,488**	**2,429,721**
Total	**3,957,534**	**4,475,655**	**3,457,110**

(€ '000)

SUB-ITEM 80 D) RESERVES FOR RISKS AND CHARGES: OTHER RESERVES

ITEM	AMOUNTS AT 30.06.2005	31.12.2004	30.06.2004
Reserves for writedowns of guarantees given and commitments	**66,803**	**55,466**	**65,334**
Other reserves for risks and charges			
leaving incentive payments	171,591	209,120	-
expected outlays relating to disputes and charges - personnel	319,081	499,427	247,964
expected payments relating to accidents under investigation	182,917	126,682	52,991
options and guarantees relating to equity investments sold	51,257	50,811	50,811
pending revocatory and other legal proceedings	272,945	299,903	263,295
expected future charges relating to equity investments	73,590	73,567	-
benefits under sections 22-23 of Decree-Law 153/99	249,460	249,456	249,909
Other	105,971	96,011	137,767
	1,426,812	**1,604,977**	**1,002,737**
Total	**1,493,615**	**1,660,443**	**1,068,071**



PART F - SCOPE OF CONSOLIDATION

Scope of Consolidation
Consolidation Policies and Principles
Significant Equity Investments
Changes in Scope of Consolidation

Part F - Scope of Consolidation

The consolidated report on operations provides combined coverage of the balance sheet, financial condition and operating results as at 30 June 2005 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and shareholder agreements (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an activity that is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies belonging to the Bank Group, with the exception of:

- companies not operating as at 30.06.2005 (accounted for using the equity method):
  UniCredit Luxembourg Finance S.A., UniCredit (Suisse) Trust S.A., Zao Locat Leasing Russia (newly formed company) and Zivnostenska Finance B.V.
- companies in liquidation (carried at cost):
  Auges S.p.A. SIM, Agroinvest FPS a.s.
- companies which, due to their size, are considered irrelevant for the purposes of the clarity of the accounts pursuant to paragraph 1 of Article 29 of Legislative Decree 87/92 (accounted for using the equity method):
  CreditRas Previdenza SIM S.p.A. (in liquidation), C.R. Trieste Ireland Ltd (in liquidation), Pekao Financial Services Sp. Zo.o., Pekao Access Sp.Zo.o., Central Poland Fund LLC, Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o..

The proportional consolidation method was used for the accounts of the Koç Finansal Hizmetler Ltd. Group and for Orbit Asset Management Limited which belongs to Pioneer Group.
The following equity investments are also included in the scope of consolidation:

- those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial, or ancillary operations;
- those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method.

Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see the table "Significant Equity Investments". The list below provides an overview of Group companies:

1. INVESTMENTS CONSOLIDATED USING THE LINE-BY-LINE METHOD

Domestic Credit Institutions

UniCredito Italiano S.p.A.
UniCredit Banca S.p.A.
UniCredit Banca d'Impresa S.p.A.
UniCredit Private Banking S.p.A.
UniCredit Banca Mobiliare S.p.A.
Banca dell'Umbria 1462 S.p.A.
Cassa di Risparmio di Carpi S.p.A.
UniCredit Banca Mediocredito S.p.A.
UniCredito Gestione Crediti S.p.A
UniCredit Banca per la Casa S.p.A.
UniCredit Xelion Banca S.p.A.
UniCredit Clarima Banca S.p.A.

Domestic Financial Companies

Cordusio Società Fiduciaria per Azioni
Locat S.p.A.
UniCredit Factoring S.p.A.
Uniriscossioni S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
Bac Fiduciaria S.p.A.
Banca Agricola Commerciale della Repubblica di San Marino S.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding S.r.l.
Breakeven S.r.l.

Domestic Ancillary Companies

Quercia Software S.p.A.
Trivimm S.r.l.
UniCredit Produzioni Accentrate S.p.A.
Uni It S.r.l.
UniCredit Servizi Informativi S.p.A.
UniCredit Real Estate S.p.A.
UniCredit Audit S.p.A.

Non-domestic Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
UniCredit International Bank (Luxembourg) S.A.
Bulbank A.D.
Unibanka A.S.
Zivnostenska Banka A.S.
UniCredit Romania S.A.

Non-domestic Financial Companies

Tyrerescom Ltd
UniCredit Delaware Inc.
Unicredit Ireland Financial Services Plc
UniCredit Leasing Romania S.A.
Unicredit Securities S.A.
Xelion Doradcy Finansowi Sp.Zo.o.
Euro Capital Structures Ltd.
Locat Leasing Croatia D.o.o.
UBM Securities Inc.
UniCredit Leasing Bulgaria EAD
UniCredit Leasing Auto Bulgaria EOOD
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraina) Ltd
Centralny Dom Maklerski Pekao S.A.
Drukbank Sp.z.o.o.
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.
Pekao Leasing Sp.Zo.o.
Pekao Pioneer PTE S.A.
Centrum Kart S.A.

Pioneer Group

Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R. p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh

Pioneer Global Investments Ltd
Pioneer Asset Management S.A.
Pioneer Investment Management Ltd.
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Investment Company A.S. (ex Pioneer Czech Investment Company A.S.)
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Global Funds Distributor Ltd.
Pioneer Investment Management Shareholder Services Inc.
Pioneer Alternative Investments Management (Bermuda) Ltd
KI7(7) Limited
Pioneer Alternative Investments UK Ltd
Pioneer Alternative Investments (New York) Ltd
Pioneer Global Investments (HK) Ltd
Pioneer Global Investments (Australia) PTY Ltd
Pioneer Alternative Investments (Israel) Ltd
Pioneer Asset Management A.S. (ex Zb - Asset Management A.S.)

Zagebracka Group

Zagrebacka Banka d.d.
Prva Stambena Stedionica d.d.
UniCredit Zagrebacka Banka D.D.
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

2. INVESTMENTS CONSOLIDATED USING THE PROPORTIONAL METHOD

Pioneer Group

Orbit Asset Management Limited

Koç Group

Koç Finansal Hizmetler A.S.
KoçBank A.S.
KoçLease - Koç Finansal Kiralama A.S.
KoçFaktor - Koç Faktoring Hizmetleri A.S.
Koç Yatirim Menkul Degerler A.S.
KoçBank Nederland N.V.
Stichting Custody Service KBN
Koç Portfoy Yonetim A.S.
KoçBank (Azerbaijan) Ltd

3. INVESTMENTS CONSOLIDATED USING THE EQUITY METHOD

UniCredit Broker S.p.A.
Commercial Union Vita S.p.A.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
CreditRas Previdenza S.p.A. I.M. (in liquidation)
CR Trieste Ireland Ltd (in liquidation)
UniCredit Assicura S.r.l.
Banca Cassa di Risparmio di Savigliano S.p.A.
Consorzio CA.RI.CE.SE
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Liseuro S.p.A.
Società Friulana Esazione Tributi - S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Agrocons Centrum A.S. (in liquidation)
Immobiliare Lombarda S.p.A.
XAA Agenzia Assicurativa S.p.A.
Locat Rent S.p.A.
I-Faber S.p.A.

TLX S.p.A.
Synesis Finanziaria S.p.A.
Sviluppo Globale GEIE
UniCredit Luxembourg Finance S.A.
UniCredit (Suisse) Trust S.A.
Zivnostenska Finance B.V.
Zao Locat Leasing Russia

Pekao Group
Anica System S.A.
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Pekao Access Sp. Zo.o.
Central Poland Fund LLC
Grupa Inwestycyjna Nywig S.A.
Hotel Jan III Sobieski Sp.Zo.o.
Krajowa Izba Rozliczeniowa S.A.
Fabryka Maszyn Sp.Zo.o.
Fabryka Sprzetu Okretowego "Meblomor" S.A.

Zagebracka Group
Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hotelijerstvo I Turizam d.d.
Marketing Zagrebacke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

Pioneer Group
OAK Ridge Investment LLC

Consolidation Policies and Principles

The accounting policies and principles of consolidation followed are reported below.

Accounts included in consolidation

The accounts of the Parent Company as at 30 June 2005 and of subsidiaries consolidated using the line-by-line method were used for consolidation, as prepared by the appropriate company bodies prior to the approval of the Group's consolidated half-year accounts by the Board of Directors of UniCredito Italiano S.p.A.

The accounts used for the line-by-line consolidation were appropriately restated and adjusted to take into account consolidation requirements and, where necessary, revised to standardise them to the Group's accounting principles.

The reports of the main subsidiaries consolidated on a line-by-line basis are subject to limited audit by leading auditing firms.

For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.

Equity investments were valued using the equity method on the basis of the latest available accounts or accounting statements as at 30 June 2005.

Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for consolidation using the line-by-line method, proportional and equity methods.

Consolidation of equity investments

The book value of equity investments in subsidiaries included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using the line-by-line or proportional method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a ten-year period. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to the subsidiary's projected poor future operating performance, it is posted to the "consolidation reserve for future risks and charges", which is posted to the consolidated profit and loss account when, and to the extent that, this projection materialises.

The operating results of companies being included or removed from the scope of consolidation on a line-by-line basis during the period were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official period-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set out in Circular No. 166 of the Supervisory Authority for the implementation of Legislative Decree 87/92:

- sum of the items of the individual accounts in accordance with the mandatory formats;
- elimination of balance sheet and profit and loss items arising from intra-group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to off-balance sheet transactions, and forward currency and security transactions. These items were not eliminated in order to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices;
- elimination of dividends collected within the Group and of writedowns and write-backs on consolidated equity investments;
- elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account that noted above with regard to consolidation differences and changes;

- posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit. The minority interest in revaluation reserves and the fund for general banking risks are not subject to this procedure. They are maintained as a separate item with a record of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held and occurring in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d), ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.

If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, it is posted to the balance sheet asset item "positive net equity differences".

If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges".

Changes in the net equity of the subsidiary corresponding to the interest held and occurring in the years following the year in which the accounting principle is first applied, are posted as follows:
- per la quota di utile (perdita) di periodo, nella voce 170 del contro economico (utili e perdite delle partecipazioni valutate a patrimonio netto");
- per la quota di incremento (decremento) di patrimonio netto, nella voce 170 d) dello stato patrimoniale ("altre riserve").

Significant equity investments as at 30 June 2005

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
A. Companies included in consolidation				
A.1 Line-by-line method				
1) UNICREDITO ITALIANO S.p.A.	Genoa	Parent Company		
2) UNICREDIT BANCA S.p.A.	Bologna	A1.	1	100.00
3) UNICREDIT BANCA D'IMPRESA S.p.A.	Verona	A1.	1	100.00
4) UNICREDIT PRIVATE BANKING S.p.A.	Turin	A1.	1	100.00
5) UNICREDIT BANCA MEDIOCREDITO S.p.A.	Turin	A1.	1	96.07
6) UNICREDIT BANCA MOBILIARE S.p.A	Milan	A1.	1	100.00
7) UNICREDITO GESTIONE CREDITI S.p.A.	Verona	A1.	1	97.81
8) UNICREDIT XELION BANCA S.p.A.	Milan	A1.	1	100.00
9) UNICREDIT BANCA PER LA CASA S.p.A.	Milan	A1.	2	100.00
10) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	A1.	1	99.97
11) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	A1.	1	100.00
12) UNICREDIT CLARIMA BANCA S.p.A.	Milan	A1.	2	100.00
13) BANK PEKAO S.A.	Warsaw	A1.	1	52.93
14) BULBANK A.D.	Sofia	A1.	1	86.13
15) UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.	Luxembourg	A1.	1	100.00
16) UNICREDIT RomeNIA S.A.	Bucharest	A1.	1	99.95
		A1.	39	..
		A1.	50	..
17) UNIBANKA A.S.	Bratislava	A1.	1	77.21
18) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	A1.	1	100.00
19) ZAGREBACKA BANKA D.D.	Zagreb	A1.	1	81.91
20) UNICREDIT ZAGREBACKA BANKA D.D.	Mostar	A1.	1	4.69
		A1.	19	93.98
21) ZIVNOSTENSKA BANKA A.S.	Prague	A1.	1	96.63
22) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	A1.	4	100.00
23) BANK PEKAO (UKRAINA) LTD	Luck	A1.	13	78.55
		A1.	90	21.45
24) PRVA STAMBENA STEDIONICA D.D.	Zagreb	A1.	19	100.00
25) UNICREDIT (SUISSE) BANK S.A.	Lugano	A1.	4	100.00
26) LOCAT S.p.A	Bologna	A1.	1	99.83
27) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	A1.	1	100.00
28) UNIRISCOSSIONI S.p.A.	Turin	A1.	1	100.00

(Significant equity investments as at 30 June 2005 continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP	PARENT COMPANY		% STAKE
29) BAC FIDUCIARIA S.p.A.	Dogana Repubblica di San Marino		A1.	46	100.00
30) CORDUSIO Società Fiduciaria per Azioni	Milan		A1.	4	100.00
31) FRT - FIDUCIARIA RISPARMIO Turin SIM S.p.A.	Turin		A1.	2	100.00
32) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan		A1.	27	100.00
33) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan		A1.	27	100.00
34) BREAKEVEN S.r.l.	Verona		A1.	7	100.00
35) QUERCIA FUNDING S.r.l.	Verona		A1.	3	65.00
36) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan		A1.	3	100.00
37) UNICREDIT FACTORING S.p.A.	Milan		A1.	3	100.00
38) UNICREDIT IRELAND FINANCIAL SERVICES plc	Dublin		A1.	18	100.00
39) UNICREDIT LEASING RomeNIA S.A.	Bucharest		A1.	1	100.00
			A1.	16	..
			A1.	21	..
			A1.	26	..
			A1.	50	..
40) TYRERESCOM LTD	Dublin		A1.	1	100.00
41) UNICREDIT DELAWARE Inc.	Dover		A1.	1	100.00
42) UNICREDITO ITALIANO FUNDING LLC I	Dover		A1.	1	100.00
43) UNICREDITO ITALIANO FUNDING LLC II	Dover		A1.	1	100.00
44) UNICREDITO ITALIANO CAPITAL TRUST I	Newark		A1.	1	100.00
45) UNICREDITO ITALIANO CAPITAL TRUST II	Newark		A1.	1	100.00
46) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)		A1.	4	85.35
47) EURO CAPITAL STRUCTURES LTD	Dublin		A1.	6	100.00
48) LOCAT LEASING CROATIA D.O.O.	Zagreb		A1.	26	100.00
49) UBM SECURITIES INC.	New York		A1.	6	100.00
50) UNICREDIT SECURITIES S.A.	Bucharest		A1.	16	99.99
51) PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (BERMUDA) LTD	Bermuda		A1.	27	100.00
52) PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	Raanan. Israel		A1.	27	100.00
53) PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LTD	Melbourne		A1.	27	100.00
54) PIONEER GLOBAL INVESTMENTS (HK) LTD	Hong Kong		A1.	27	100.00
55) KI7(7) LIMITED	London		A1.	27	100.00
56) PIONEER ALTERNATIVE INVESTMENTS UK LTD	London		A1.	55	100.00
57) PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	Dover. Delaware		A1.	27	100.00
58) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin		A1.	27	100.00

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP		
		PARENT COMPANY		% STAKE
59) PIONEER ASSET MANAGEMENT S.A.	Luxembourg	A1.	27	100.00
60) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	A1.	27	100.00
61) PIONEER INVESTMENT MANAGEMENT USA Inc.	Delaware	A1.	27	100.00
62) CENTRALNY DOM MAKLERSKI PEKAO S.A.	Warsaw	A1.	13	100.00
63) CENTRUM KART S.A.	Warsaw	A1.	13	100.00
64) PEKAO LEASING SP.ZO.O.	Warsaw	A1.	13	100.00
65) PEKAO PIONEER PTE S.A.	Warsaw	A1.	13	65.00
		A1.	27	35.00
66) PEKAO FAKTORING SP.ZO.O	Lublin	A1.	13	100.00
67) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Warsaw	A1.	13	100.00
68) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	A1.	13	49.00
		A1.	27	51.00
69) PIONEER PEKAO TFI	Warsaw	A1.	68	100.00
70) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	A1.	27	100.00
71) PIONEER INVESTMENT COMPANY A.S. *(ex PIONEER CZECH INVESTMENT COMPANY A.S.)*	Prague	A1.	27	100.00
72) PIONEER FONDS MARKETING GMBH	Monaco	A1.	27	100.00
73) PIONEER FUNDS DISTRIBUTOR INC.	Boston	A1.	75	100.00
74) PIONEER GLOBAL FUNDS DISTRIBUTOR LTD.	Hamilton	A1.	27	100.00
75) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	A1.	61	100.00
76) PIONEER GLOBAL INVESTMENTS LTD.	Dublin	A1.	27	100.00
77) PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	Boston	A1.	61	100.00
78) UNICREDIT LEASING BULGARIA EAD	Sofia	A1.	14	100.00
79) UNICREDIT LEASING AUTO BULGARIA EOOD	Sofia	A1.	78	100.00
80) XELION DORADCY FINANSOWI SP.ZO.O.	Lodz	A1.	1	50.00
		A1.	13	50.00
81) PIONEER ASSET MANAGEMENT AS *(ex ZB - ASSET MANAGEMENT A.S.)*	Prague	A1.	27	100.00
82) ZB INVEST D.O.O.	Zagreb	A1.	19	100.00
83) UNICREDIT AUDIT S.p.A.	Milan	A1.	1	100.00
84) UNICREDIT PRODUZIONI ACCENTRATE S.p.A.	Cologno Monzese	A1.	1	99.01
		A1.	10	0.99
85) UNICREDIT REAL ESTATE S.p.A.	Milan	A1.	1	100.00
86) UNICREDIT SERVIZI INFORMATIVI S.p.A.	Milan	A1.	1	100.00
87) UNI IT S.r.l.	Lavis (TN)	A1.	84	51.00
88) QUERCIA SOFTWARE S.p.A.	Verona	A1.	86	100.00

(Significant equity investments as at 30 June 2005 continued)

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
89) TRIVIMM S.r.l.	Verona	A1.	1	29.00
		A1.	7	48.00
90) DRUKBANK SP.ZO.O	Zamosc	A1.	13	100.00
91) POMINVEST D.D.	Split	A1.	19	88.66
92) ZAGREB NEKRETNINE D.O.O.	Zagreb	A1.	19	100.00
A.2 Proportional method				
1) ORBIT ASSET MANAGEMENT LIMITED	Bermuda	A1.	51	50.00
2) KOC FINANSAL HIZMETLER A.S.	Istanbul	A1.	1	50.00
3) KOCBANK A.S.	Istanbul	A2.	2	49.88
4) KOCLEASE - KOC FINANSAL KIRALAMA A.S.	Istanbul	A2.	2	49.50
5) KOCFAKTOR - KOC FAKTORING HIZMETLERI A.S.	Istanbul	A2.	2	49.97
6) KOC YATIRIM MENKUL DEGERLER A.S.	Istanbul	A2.	2	49.96
7) KOCBANK NEDERLAND N.V.	Amsterdam	A2.	2	50.00
8) STICHTING CUSTODY SERVICE KBN	Amsterdam	A2.	7	50.00
9) KOC PORTFOY YONETIMI A.S.	Istanbul	A2.	6	49.94
		A2.	3	0.01
10) KOCBANK (AZERBAIJAN) LTD	Azerbaijan	A2.	2	39.90
		A2.	4	. .
		A2.	6	. .
B. Equity investments accounted for using the equity method				
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano (CN)	A1.	1	31.01
2) CASSA DI RISPARMIO DI BRA S.p.A.	Bra (CN)	A1.	1	31.02
3) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano (CN)	A1.	1	23.08
4) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo (CN)	A1.	1	31.02
5) COMMERCIAL UNION VITA S.p.A.	Milan	A1.	2	49.00
6) Conzorzio CA.RI.CE.SE	Bologna	A1.	1	33.06
		A1.	2	0.07
		A1.	3	0.07
		A1.	4	0.07
		A1.	8	0.07
		A1.	9	0.07
		A1.	10	0.03
		A1.	11	0.07
		A1.	12	0.07
		A1.	46	0.17

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
7) CREDITRAS ASSICURAZIONI S.p.A.	Milan	A1.	2	50.00
8) CREDITRAS PREVIDENZA SIM PA (in liquidation)	Milan	A1.	2	50.00
9) CREDITRAS VITA S.p.A.	Milan	A1.	2	50.00
10) FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R.S.p.A.	Milan	A1.	1	25.00
11) I-FABER S.p.A.	Milan	A1.	3	65.32
12) IMMOBILIARE LOMBARDA S.p.A.	Milan	A1.	1	10.03
		A1.	3	17.8
13) XAA AGENZIA ASSICURATIVA S.p.A.	Milan	A1.	8	100.00
14) LISEURO S.p.A.	Udine	A1.	1	35.11
15) LOCAT RENT S.P.A	Milan	A1.	26	50.00
16) SYNESIS FINANZIARIA S.p.A.	Turin	A1.	1	25.00
17) SOCIETÀ FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	A1.	1	33.33
18) SVILUPPO GLOBALE GEIE	Rome	A1.	6	25.00
19) UNICREDIT ASSICURA S.r.l.	Milan	A1.	2	100.00
20) UNICREDIT BROKER S.p.A.	Milan	A1.	3	100.00
21) TLX S.p.A.	Milan	A1.	6	100.00
22) AGROCONS CENTRUM A.S. (in liquidation)	Bratislava	A1.	17	82.55
23) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
24) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM	Zagreb	A1.	19	49.00
25) ANICA SYSTEM S.A.	Lublin	A1.	67	33.84
26) BDK CONSULTING LTD	Luck	A1.	23	99.99
27) CENTAR GRADSKI PODRUM D.O.O.	Zagreb	A1.	19	100.00
28) CENTAR KAPTOL D.O.O	Zagreb	A1.	19	100.00
29) CENTRAL POLAND FUND LLC	Wilmington	A1.	13	53.19
30) CR TRIESTE IRELAND LTD (in liquidation)	Dublin	A1.	1	100.00
31) FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	A1.	67	86.68
32) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	A1.	67	23.81
33) GRUPA INWESTYCYJNA NYWIG S.A.	Warsaw	A1.	13	24.6
34) HOTEL JAN III SOBIESKI SP.ZO.O.	Warsaw	A1.	13	37.5
35) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	Umag	A1.	19	71.8
36) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	A1.	13	22.96
37) MARKETING ZAGREBACKE BANKE D.O.O.	Zagreb	A1.	19	100.00
38) OAK RIDGE INVESTMENT LLC	Wilmington	A1.	75	49.00
39) PEKAO ACCESS SP.ZO.O.	Warsaw	A1.	13	55.26

(Significant equity investments as at 30 June 2005 continued)

NAME	MAIN OFFICE		TYPE OF RELATIONSHIP PARENT COMPANY		% STAKE
40) PEKAO DEVELOPMENT SP.ZO.O	Warsaw		A1.	13	100.00
41) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw		A1.	13	100.00
42) S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)		A1.	46	50.00
43) UNICREDIT LUXEMBOURG FINANCE S.A.	Luxembourg		A1.	15	100.00
44) UNICREDIT (SUISSE) TRUST S.A.	Lugano		A1.	25	100.00
45) UPI POSLOVNI SISTEM D.O.O.	Sarajevo		A1.	20	48.79
46) ZABA TURIZAM d.o.o.	Zagreb		A1.	19	100.00
47) ZANE BH D.O.O.	Sarajevo		A1.	92	100.00
48) ZAO LOCAT LEASING RUSSIA	Mosca		A1.	26	51.00
49) ZIVNOSTENSKA FINANCE B.V.	Amsterdam		A1.	21	100.00
C. Other significant equity investments					
1) AUGES S.P.A. SIM (in liquidation)	Verona		A1.	1	100.00
2) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A. (in liquidation)	Trieste		A1.	1	24.61
3) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona		A1.	1	65.00
4) CONSORTIUM SRL	Milan		A1.	1	29.61
5) INIZIATIVE URBANE S.P.A.	Trento		A1.	1	27.78
6) MEDIOINVEST S.r.l.	Perugia		A1.	10	100.00
7) SERIN S.r.l.	Trento		A1.	1	20.00
8) SE.TEL. SERVIZI TELEMATICI	Naples		A1.	88	33.33
9) AGROINVEST FPS (in liquidation)	Bratislava		A1.	17	100.00
10) CPF MANAGEMENT	British Virgin Island		A1.	13	40.00
11) KOC KULTUR SANAT TANITIM A.S.	Istanbul	(*)	A2.	7	22.55
		(*)	A2.	4	2.44
		(*)	A2.	6	2.45
12) PEKAO IMMOBILIER SARL	Paris		A1.	13	100.00
13) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw		A1.	62	39.57

(*) Pro-rata to our interest

Changes in Scope of Consolidation

Below are changes in the scope of consolidation as at 30 June 2005 compared to 31 December 2004:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Line-by-line method

Additions

Acquisitions:

- Breakeven S.r.l.
- Dresdner Banka Croatia

Exclusions

Absorption by UniCredito Italiano of:

- Fida Sim S.p.A.
- Sviluppo Finanziaria S.p.A.

Absorption by Pioneer Investment Management S.G.R.p.A. of:

- Pixel Investment Management S.G.R.p.A.
- Unicredit Private Asset Management S.G.R.p.A.

Absorption by Zagrebacka Banka D.D. of:

- Dresdner Banka Croatia

Absorption by Unicredit Real Estate S.p.A. of:

- Cordusio Immobiliare S.p.A.

A.2 Proportional method

Exclusions

Companies sold:

- IKB CorporateLab S.A.

B. EQUITY INVESTMENTS VALUED AT EQUITY

Additions

Newly formed companies:

- Sviluppo Globale GEIE
- UniCredit Luxembourg Finance S.A.
- UniCredit (Suisse) Trust S.A.
- Zao Locat Leasing Russia

Acquisitions:

- OAK Ridge Investment LLC

Exclusions

Companies liquidated or sold:

- S.T.T. S.p.A.
- Koc Asset Management S.A.
- E2E Infotech Ltd

Absorption by UniCredit Private Banking S.p.A. of:

- Unicredit Private Wealth Advisory S.r.l.

Absorption by UniCredit Banca d'Impresa of:

- Ventura Finance S.p.A.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Exclusions

Companies liquidated or sold:

- Autostrada BS-VR-VI-PD S.p.A.
- RI.PO S.r.l.
- Husi Corporation

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi



ANNEXES

Reconciliation of the Parent Company's net profit and
shareholders' equity to consolidated net profit
and shareholders' equity

Statement of Significant Equity Investments

Information on Significant Equity Investments

Reconciliation of the Parent Company's net profit and shareholders' equity to consolidated net profit and shareholders' equity

(€ million)

	SHAREHOLDERS' EQUITY *	OF WHICH: NET PROFIT FOR THE PERIOD
UniCredito Italiano S.p.A. shareholders' equity as at 30 June 2005	**11,279**	**156**
Excess over book value:		
- consolidated companies	3,135	1,183
- companies valued at net equity	52	37
Dividends collected during the period by the Parent Company from companies consolidated on a line-by-line basis	-1	-4
Other consolidation reclassifications	-242	-71
Consolidated shareholders' equity as at 30 June 2005 (Group portion)	**14,223**	**1,301**
Minorities	*1,123*	*117*
Consolidated shareholders' equity as at 30 June 2005	*15,346*	*1,418*

* Shareholders' equity comprises: Capital, Issue Premiums, Reserves, Revaluation Reserves, Retained Profits, and Profit for the period.

Statement of changes in consolidated shareholders' equity

(€ million)

	CAPITAL STOCK	ISSUE PREMIUMS	RESERVES	RESERVE FOR OWN SHARES	REVALUATION RESERVES *	PORTION OF PROFIT	TOTAL
Balance as at 31 December 2004	**3,168**	**2,309**	**5,788**	**358**	**282**	**2,131**	**14,036**
Changes in 1st half 2005							
Distribution of profits:							
- dividends distributed	-	-	-	-	-	-1,282	-1,282
- transfer of profit to reserves	-	-	839	-	-	-839	-
- other purposes	-	-	-	-	-	-10	-10
Other changes:							
- increase in capital stock	1	-	-1	-	-	-	-
- establishing reserve for acquisition of own shares	-	-	-	-	-	-	-
- difference due to conversion of accounts in foreign currencies and other changes	-	-	179	-	-1	-	178
- group portion of net profit	-	-	-	-	-	1,301	1,301
Balance as at 30 June 2005	**3,169**	**2,309**	**6,805**	**358**	**281**	**1,301**	**14,223**

* Of which, minority portion of € 3.6 million.

Statement of significant equity investments
pursuant to article 126 of consob regulation no. 11971 dated 14 may 1999

(List of equity investments and voting rights held in any form as at 30/06/2005, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/quotas with voting rights in unlisted companies and held directly and indirectly) (*)

NAME	MAIN OFFICE	% DIRECT	% INDIRECT		TYPE OF OWNERSHIP
ALLIANZ ZAGREB D.D.	Zagreb		19.90	ZAGREBACKA BANKA D.D.	(a)
ARTEGRAFICA S.p.A.	Verona		97.50	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
BANCA D'ITALIA	Rome	10.77		UNICREDITO ITALIANO S.p.A.	(a)
			0.10	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
			0.10	CASSA RISPARMIO CARPI S.p.A.	(a)
BANQUE GALLIERE S.A. (in liquidation)	Paris	17.50		UNICREDITO ITALIANO S.p.A.	(a)
BASKET TRIESTE S.r.l. (in bankruptcy)	Trieste	12.66		UNICREDITO ITALIANO S.p.A.	(a)
B BURAGO S.p.A. (ora INDUSTRIA BRIANTEA GIOCATTOLI S.p.A. in liquidation e in concordato preventivo)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
BENTINI S.p.A.	Faenza (RA)		25.61	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
BEOFINEST A.D.	Belgrado	18.75		UNICREDITO ITALIANO S.p.A.	(a)
BIURO INFORMACJI KREDITOWEJ S.A.	Warsaw		14.95	BANK PEKAO S.A.	(a)
BORSA ITALIANA S.p.A.	Milan	11.11		UNICREDITO ITALIANO S.p.A.	(a)
			0.79	UNICREDIT BANCA MOBILIARE S.p.A.	(a)
BULGARHIDROPONIK O.O.D.	Bourgas		24.81	BULBANK A.D.	(a)
CAPITALE E SVILUPPO S.p.A.	Perugia		19.53	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
CARLO ERBA REAGENTI S.p.A.	Milan		99.90	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CAROM IMMOBILIARE S.r.l.	Milan		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CEDACRI S.p.A.	Collecchio (PR)	6.10		UNICREDITO ITALIANO S.p.A.	(a)
			6.10	CASSA RISPARMIO CARPI S.p.A.	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE CE.M.I.M. S.c.p.A. (in liquidation and in bankrupcty)	Jesi (AN)	12.82		UNICREDITO ITALIANO S.p.A.	(a)
CONSORZIO PROFINGEST - ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA	Bologna	12.08		UNICREDITO ITALIANO S.p.A.	(a)
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra (PG)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CREDIFARMA S.p.A.	Rome	17.00		UNICREDITO ITALIANO S.p.A.	(a)
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ELDO S.p.A. (in receivership)	Rome		85.43	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
			14.29	UNICREDIT BANCA S.p.A.	(b)
F.I.M. FONDERIA INDUSTRIE MECCANICHE S.p.A.	Segusino (TV)		60.97	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
FABRYKA WYROBOW FROTOWYCH I KOCOWYCH "ZWOLTEX" S.A.	Zdunska Wola		11.73	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
FI.MA. S.r.l.	Perugia		100.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)

(Statement of significant equity investments continued)

NAME	MAIN OFFICE	% DIRECT	% INDIRECT		TYPE OF OWNERSHIP
FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE - FINMOLISE S.p.A.	Campobasso	11.84		UNICREDITO ITALIANO S.p.A.	(a)
FINAOSTA S.p.A.	Aosta	10.71		UNICREDITO ITALIANO S.p.A.	(a)
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30.05	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI SISTEMA S.p.A. (in receivership)	Perugia		26.18	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FONDERIA METALLI CONVEYORS S.r.l.	Monte Marenzo (LC)		90.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
G.E. GRUPPO ELDO S.p.A. (in receivership)	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
GIRAGLIA IMMOBILIARE S.p.A.	Milan		17.15	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
GRADSKI PODRUM D.D. (in liquidation)	Zagreb		54.76	ZABA TURIZAM D.O.O.	(a)
			15.04	ZAGREBACKA BANKA D.D.	(a)
GRAND HOTEL SAVOIA S.p.A.	Cortina D'Ampezzo (BL)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
HASSER IMMOBILIARE S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
HRVATSKI REGISTAR KREDITNIH OBVEZNIKA D.O.O.	Zagreb		14.00	ZAGREBACKA BANKA D.D.	(a)
I GEMELLI DI SAN BENIGNO S.r.l. (in liquidation)	Genoa		12.24	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
I.C.M. S.p.A. (in liquidation)	Rezzato (BS)		61.00	UNICREDIT BANCA S.p.A.	(b)
IFEM S.p.A.	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO S.p.A.	Sumirago (VA)		100.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
IGICOR S.p.A. (in liquidation)	Verona		100.00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96.67	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
IMM.EDIL.SEI S.r.l.	Rome		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
INFRACOM ITALIA S.p.A.	Verona	11.24		UNICREDITO ITALIANO S.p.A.	(a)
INTERPORTO Rome EST S.p.A.	Rome		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE FINPIEMONTE S.p.A.	Turin	12.15		UNICREDITO ITALIANO S.p.A.	(a)
			0.26	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
ISTRA GOLF D.O.O.	Umag		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM D.D.	(a)
ITALTEL S.p.A.	Milan		37.42	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
JAKALA PROMOPLAN S.p.A.	Milan		74.09	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
JUNIORS' PLAYTIME S.r.l. (in liquidation)	Pianoro (BO)		23.91	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)

NAME	MAIN OFFICE	% DIRECT	INDIRECT		TYPE OF OWNERSHIP
LAMAIONE S.r.l.	Milan		16.36	UNICREDIT REAL ESTATE S.p.A.	(a)
LASER S.r.l. (in liquidation)	Milan		22.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
LINGOTTO S.p.A.	Turin	17.02		UNICREDITO ITALIANO S.p.A.	(a)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (in liquidation)	Zagreb		50.00	ZAGREBACKA BANKA D.D.	(a)
MEGADYNE INTERMEDIA S.r.l.	Mathi (TO)		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
METIS S.p.A.	Milan	12.50		UNICREDITO ITALIANO S.p.A.	(a)
MONDUZZI EDITORE S.p.A	Bologna		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
MOTEL LE QUERCE S.r.l.	Perugia		32.50	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
NOICOM S.p.A.	Turin		50.00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
NOWE OGRODY SP.ZO.O.	Gdansk		94.00	PEKAO DEVELOPMENT SP.Z O.O.	(a)
OREL-G-HOLDING A.D.	Sofia		19.33	BULBANK A.D.	(a)
PANEM ITALIA S.p.A.	Muggiò (MI)		80.90	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PASC S.r.l. (in bankruptcy)	Rome		100.00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
PROMOPLAN S.p.A.	Milan		90.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PRZEDSIEBIORSTWO POLIGRAFICZNO-WYDAWNICZE UNIPROM S.A. (in liquidation)	Warsaw		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z O.O.	(a)
RISTORANTE TRASIMENO S.r.l.	Perugia		57.00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
S.A.S.E. S.p.A.	Perugia		11.38	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
SAET - SOCIETÀ APPLICAZIONI ELETTRO TERMICHE S.p.A.	Turin		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
SAN GIUSTO SEA CENTER S.p.A.	Trieste		94.90	UNICREDIT BANCA S.p.A.	(b)
SCONTOFIN S.A.	Luxembourg		15.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(a)
SE. AM. SERVIZI AMMINISTRATIVI S.r.l.	Rimini		100.00	UNICREDIT BANCA S.p.A.	(b)
SEBI S.p.A.	Perugia		15.68	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
SERVIZI VENETI ECOLOGICI S.p.A.(in bankruptcy)	Rovigo		79.66	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A. (in bankruptcy)	Campobasso		100.00	UNICREDIT PRIVATE BANKING S.p.A.	(b)
S.I.CRE.F. S.r.l. (in bankruptcy)	Verona	16.00		UNICREDITO ITALIANO S.p.A.	(a)
S.I.F.A. SOCIETÀ INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37.04	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
SKILLPASS S.p.A. (in liquidation)	Rome	12.50		UNICREDITO ITALIANO S.p.A.	(a)

(Statement of significant equity investments continued)

NAME	MAIN OFFICE	% DIRECT	% INDIRECT		TYPE OF OWNERSHIP
SOCIETÀ AREE INDUSTRIALI ED ARTIGIANALI S.A.I.A. S.p.A.	Verbania	10.08		UNICREDITO ITALIANO S.p.A.	(a)
SOCIETÀ DELLA FERROVIA FRIULANA S.p.A. (in liquidation)	Gorizia	18.57		UNICREDITO ITALIANO S.p.A.	(a)
SOCIETÀ PER I SERVIZI BANCARI SSB S.p.A.	Milan	13.23		UNICREDITO ITALIANO S.p.A.	(a)
			..	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(a)
			0.06	BANCA DELL'UMBRIA 1462 S.p.A.	(a)
			0.01	CASSA RISPARMIO CARPI S.p.A.	(a)
SOCIETÀ REGIONALE DI GARANZIA MARCHE S.C.R.L.	Ancona	11.54		UNICREDITO ITALIANO S.p.A.	(a)
SUNTO S.r.l.	Milan		80.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Milan		100.00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TREVITEX S.p.A. (in bankruptcy)	Milan		44.49	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TURISTINVEST, PODUZECE ZA USLUGE, POSREDOVANJE, KONZALTING I FINANCIJSKI INZENJERING U TURIZMU, D.O.O. (in liquidation)	Zagreb		100.00	ZAGREBACKA BANKA D.D.	(a)
VAL RENDENA FUNIVIE S.p.A. in liquidation	Pinzolo (TN)	10.71		UNICREDITO ITALIANO S.p.A.	(a)
VENETO SVILUPPO S.p.A.	Venice	15.30		UNICREDITO ITALIANO S.p.A.	(a)
VIRGINIA S.r.l.	Modena		58.94	UNICREDIT BANCA S.p.A.	(b)
WSCHODNI BANK CUKROWNICTWA S.A.	Lublin		19.82	BANK PEKAO S.A.	(a)
ZUGLIA S.r.l. (in liquidation)	Vicenza		100.00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)

Notes: (*) List does not include equity investments shown in Part F (significant equity investments)
(a) Investment and trading securities
(b) Pledge



THE TRANSITION TO IFRSs

The Transition to IFRSs

Reconciliation of shareholders' equity as at 31 December 2004 and 30 June 2005 under current GAAP (Decree-law 87/92) to shareholders' equity at the same dates under IFRSs

Reconciliation of first-half 2005 net profit under current GAAP (Decree-law 87/92) to net profit for the same period under IFRSs

Description of items included in reconciliations of current GAAP figures to IFRSs

The Transition to IFRSs

In accordance with Article 81-bis of the CONSOB Regulation implementing Decree-Law No. 58 dated 24 February 1998 concerning regulations for issuers (Issuer Regulation), we have provided below reconciliations of shareholders' equity and net profit under current GAAP (as per Decree-Law No. 87 dated 27 January 1992) to shareholders' equity and net profit under IFRSs.

Reconciliations are provided for shareholders' equity as at 30 June 2005 and 31 December 2004 and for net profit for the first half of 2005.

Please see the Appendix – Transition to IFRSs (further detail) below for details on the IFRSs used for the preparation of the reconciliations and for a fuller description of their qualitative impact; the appendix also contains the other reconciliations required by Article 81-bis of the Issuer Regulation.

(€ '000)

RECONCILIATION OF SHAREHOLDERS' EQUITY AS AT 31 DECEMBER 2004 AND 30 JUNE 2005 UNDER CURRENT GAAP (DECREE-LAW 87/'92) TO SHAREHOLDERS' EQUITY AT THE SAME DATES UNDER IFRSs

	SHAREHOLDERS' EQUITY AS AT	
	31.12.2004	30.06.2005
Shareholders' equity under current GAAP (DL 87/92)	**14,035,345**	**14,222,797**
Business combinations	302,000	464,262
Property, plant and equipment	53,947	63,141
Intangible assets	-10,142	-13,047
Provisions for risks and charges	39,914	43,926
Employee benefits	-38,476	-33,206
Share-based payments	-62,642	-76,093
Treasury shares	-	-358,416
Deferred tax assets	11,407	5,217
Recognition of revenue	-116,374	-108,880
Consolidation	55,046	129,006
Equity investments	-	1,104,317
Loans and receivables and other financial instruments at amortised cost	-	-636,567
Other financial instruments at fair value	-	125,238
Other effects	34,458	17,145
Minorities	-55,370	-48,587
Total effects of Transition to IFRSs	**213,768**	**677,456**
Shareholders' equity under IFRSs	**14,249,113**	**14,900,253**

(€ '000)

RECONCILIATION OF FIRST-HALF 2005 NET PROFIT UNDER CURRENT GAAP (DECREE-LAW 87/92) TO NET PROFIT FOR THE SAME PERIOD UNDER IFRSs	NET PROFIT FOR FIRST HALF 2005
Net profit under current GAAP (DL 87/92)	**1,301,196**
Business combinations	151,116
Property, plant and equipment	8,740
Intangible assets	2,151
Provisions for risks and charges	4,332
Employee benefits	4,911
Share-based payments	-17,074
Recognition of revenue	7,605
Consolidation	12,117
Loans and receivables and other financial instruments at amortised cost	-25,628
Financial instruments at fair value	-13,275
Other effects	-14,593
Minorities	20,718
Total effects of Transition to IFRSs	**141,120**
Net profit under IFRSs	**1,442,316**

Description of items included in reconciliations of current GAAP figures to IFRSs

Below is a summary of the main differences between current GAAP and IFRSs. For a detailed description of the IFRSs adopted and of the differences between and impact of current GAAP and these IFRSs, please see the Appendix – Transition to IFRSs below.

As noted in the mentioned Appendix, the following information has been prepared as part of the process of transition to IFRSs in order to compile our consolidated accounts as at 31 December 2005 under IFRSs. The IFRSs adopted are those for which the EU had terminated its adoption process by 30 June 2005. If new wording or interpretation of IFRSs should be issued before publication of our consolidated accounts as at 31 December 2005, and were to be retrospectively applied, this might affect the balance sheet and profit and loss account for the first half 2005 presented under IFRSs in this document.

Items included in the reconciliations of shareholders' equity and net profit are reported net of tax, calculated on the basis of current tax rates.

TANGIBLE AND INTANGIBLE ASSETS

BUSINESS COMBINATIONS

Unlike the current GAAP, IFRS 3 (Business Combinations) specifies that goodwill reported in the accounts is not to be regularly amortised on a straight-line basis, but periodically subject to an impairment test with the aim of determining its recoverable value, any negative difference between recoverable and carrying value being recognised in profit or loss. There is a positive impact on net profit for the period and on shareholders' equity due to the reversal of amortisation, as from the IFRS transition date (1 January 2004).

PROPERTY, PLANT AND EQUIPMENT

The main difference in this item concerns the derecognition of the depreciation of land. Previous GAAP allow for the depreciation of the entire value of property, including the value of the underlying land, which is not permitted under IFRSs since land has unlimited useful life. There is a positive impact on net profit for the period and on shareholders' equity due to the reversal of depreciation charges made as from the IFRS transition date (1 January 2004). There is a further impact on shareholders' equity resulting from the recovery of accumulated depreciation for land and restoration of the carrying amount of property as at the IFRS transition date.

ELIMINATION OF CAPITALISED COSTS

Previous GAAP allow capitalisation of certain types of long-term costs, which IFRSs require to be recognised in profit or loss. Shareholders' equity decreased by an amount equal to the corresponding unamortised capitalised costs for the period and previous periods.

FINANCIAL INSTRUMENTS

LOANS AND RECEIVABLES

Loans and receivables with banks and customers are classified in the corresponding items of the new format with the exception of a portion of loans and receivables related to repo transactions and interbank time deposits (which are classified as held for trading), loans and receivables related to certain "large corporate" loans (which are classified as held for trading or available for sale), and the FIAT convertendo bond and its embedded options (which are designated as financial assets at fair value through profit and loss). The recognition of certain items at amortised cost involved the recognition in profit or loss of the implicit interest which was recalculated using the effective interest rate method in offset of the reversal of accrued interest and accrued and deferred commission relating to the first half 2005.

Bad and doubtful debts were measured analytically by taking into account the time value of money in relation to recovery. In comparison to current GAAP figures, this measurement affected first half 2005 profit or loss by generating higher write-downs of loans and higher interest income with an overall negative effect of €15 million.

The impact on first half 2005 profit or loss of the FIAT convertendo bond and the measurement of the embedded option rights on the basis of IFRSs was approximately €17 million less than the impact of current GAAP.

SECURITIES

Investment securities were reclassified on the basis of their characteristics and purpose as Available-for-sale financial assets, Loans and receivables with customers and banks or Held-to-maturity financial assets.

Trading securities were classified as Held-for-trading financial assets or Financial assets at fair value, with the exception of a residual number that were classified under Available-for-sale financial assets.

The reclassification of investment and trading securities involved their measurement under IAS 39 (Financial Instruments: Recognition and Measurement) according to use.

DERIVATIVES

Under current GAAP hedging instruments' carrying amount was based exclusively on commission paid or received, accrued interest and deferred charges or income, while traded derivatives' carrying amount also included a value component.

IFRSs require measurement of the fair value of all derivatives, whether considered as hedging instruments or held for trading, on the basis of the credit risk of the counterparty and the bid/offer spread in the case of unmatched transactions.

IFRSs require that hedging instruments and hedged items be subject to the same principles, for the sake of consistent measurement. In the case of cash flow hedges only the hedging instrument is subject to fair value measurement.

Separation of emebedded derivatives from a combined or hybrid debt instrument had a negative effect on shareholders' equity as at 1 January 2005, which was substantially offset by related held-for-trading derivatives.

PROVISIONS

PROVISIONS FOR RISKS AND CHARGES

IFRSs allow provisions only to cover an existing obligation for which it is possible to make a reliable estimate, and for which the entity has no realistic alternative to settlement. In addition, the provision must, in the case of deferred liabilities, take into account any significant impact of discounting in respect of a future obligation. There is a positive impact on shareholders' equity resulting from the elimination of provisions made in previous periods and from the effect of the discounting of certain existing provisions. There is a negative impact on the profit and loss account due to the disappearance of the effect of discounting applicable to the period and a positive impact from the discounting of provisions made during the period and the reversal of provisions lacking the requirements specified by IFRSs.

EMPLOYEE BENEFITS

IFRSs specify that an entity's liabilities for amounts that will be paid to employees at the time they terminate their employment, such as a provsion for employee severance pay and a defined benefit pension plan, and liabilities for long-service payments bonuses to be paid for a predetermined number of years' service to qualifying employees, should be recognised on the basis of an actuarial valuation of the amount that will be paid on the accrual date. As a result, there is a negative impact on shareholders' equity resulting from the recognition of the liability relating to long-service payments. Previously, this was recognised in profit or loss only at the time it was paid. This negative impact is partly offset by the positive impact of the recalculation of the provision for employee severance pay (TFR) and the pension plan, using actuarial techniques.

SHARE-BASED PAYMENTS

As a departure from current GAAP (which do not require the recognition of liabilities or costs for compensation paid in shares until the accrual date), in accordance with IFRS 2 (Share-based payments), the overall amount of the fair value on the stock option allocation date is divided into equal portions during the vesting period and recognised in profit or loss with a balancing entry recognised in liabilities for options settled in cash and in a component of equity for options settled with the issuance of shares. There is a negative impact on shareholders' equity resulting from the recognition of liabilities related to options settled in cash, and on the profit and loss account for the period for charges related to both types of settlement.

OTHER EFFECTS

TREASURY SHARES

Previous GAAP specify that the purchase of treasury shares is subject to the specific approval of shareholders and that a corresponding amount should be posted to a specific component of equity. IFRSs do not require the recognition of treasury shares in assets or the establishment of the related reserve, but instead require the direct deduction of treasury shares from equity.

REVENUE RECOGNITION

In light of the different emphasis that IFRSs place on revenue recognition, income collected up-front for the placement of products of associates operating in non-banking sectors (e.g., for the placement of insurance policies) was recognised over the term of such products. As a result, profit for previous periods was adjusted for the unaccrued portion of these revenues based on the term of the policies placed, and pro-rata to the stake held in the associates. Consequently, there is a negative impact on shareholders' equity and a positive impact on net profit, taking into account that the amount of commission collected in previous periods and applicable to the period is greater than the adjusted amount of up-front fees for the period.

CONSOLIDATION

IFRSs specify that controlling interests should all be consolidated without a distinction as to whether the activity performed by the companies supports the operations of the parent company. Previous GAAP prescribe the exclusion of companies with dissimilar activities or companies being sold. The change in the scope of consolidation had a positive impact on shareholders' equity and net profit for the period, which matched the impact of companies previously reported at cost on these aggregates.

NEGATIVE CONSOLIDATION DIFFERENCES

Previous GAAP specify that the positive difference between the value of assets acquired and the cost of the equity investment should be recognised as a liability, while the IFRSs require the recognition of this difference in profit or loss. As a result, negative consolidation differences resulting on the transition date were transferred to retained profits.



INFORMATION ON THE PARENT COMPANY

UniCredito Italiano S.p.A. Company Accounts

Restated Balance Sheet and Profit and Loss Account

Balance Sheet and Profit and Loss Account

Powers delegated to Directors

When preparing the Accounts for the half-year to 30 June 2005, the accounting and reporting policies used for the 2004 accounts were followed.

Consob letter No. DAC/28034 dated 12 April 2000 was also followed. With respect to the accounting policies, this letter established the applicability of the independence principle for periods of less than one year; the half-year has thus been considered as a period in its own right in which extraordinary, seasonal or cyclical expenses and revenues must be brought forward or deferred only if doing so is allowed in the annual report for the period.

Therefore the balance sheet and the profit and loss account as at 30 June 2005 do not include the portion of profits of directly owned subsidiaries intended for payment of dividends if, and to the extent that, on 30 June the requirement of certainty cannot be met (based on the proposal for divided distribution submitted for the approval of the shareholders' meeting), and is instead satisfied at the end of the period.

Consequently, the balance sheet and the profit and loss account for the two half-year periods have been restated to allow a comparable treatment of dividends as stated above.

RESTATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

- Balance sheet (as at 30 June 2005 and 30 June 2004)
- Profit and loss account (first half 2005 and first half 2004)

ACCOUNTS AS AT 30 JUNE 2005

- Balance sheet
- Profit and loss account

POLICIES USED FOR THE RESTATEMENT OF ACCOUNTS

The restated account information as at 30 June 2005 and as at 30 June 2004 has been determined in relation to the book amounts taking into account the dividends accruing in the period from directly owned companies.

Restated Balance Sheet and Profit and Loss Account

(€ '000)

RESTATED BALANCE SHEET	AS AT 30.06.2005 Restated	31.12.2004	30.06.2004 Restated
Assets			
Cash and deposits with central banks and post offices	47,974	41,936	49,867
Due from:			
- Customers	11,463,859	11,674,181	13,607,721
- Banks	66,602,060	62,964,052	49,166,741
Trading securities	5,558,752	3,162,093	3,190,006
Fixed assets:			
a) Investment securities	21,528,632	17,570,240	18,292,759
b) Equity investments	15,712,919	14,760,491	14,772,667
c) Intangible and tangible fixed assets	31,114	36,093	36,352
d) Own shares	358,416	358,416	-
Other asset items	6,080,998	5,955,450	4,026,661
Total assets	**127,384,724**	**116,522,952**	**103,142,774**
Liabilities			
Deposits:			
- Due to customers	5,995,679	7,132,773	7,933,704
- Securities in issue	46,138,128	40,068,079	27,299,257
- Due to banks	51,449,097	43,309,182	45,545,568
Specific reserves	952,856	996,090	908,459
Other liabilities	4,115,851	5,386,621	3,229,772
Subordinated debt	6,566,418	7,224,643	6,888,246
Shareholders' equity:	12,166,695	12,405,564	11,337,768
- Capital, reserves and retained earnings	*11,123,771*	*10,655,107*	*10,771,991*
- Net profit for the period	*1,042,924*	*1,750,457*	*565,777*
Total liabilities and shareholders' equity	**127,384,724**	**116,522,952**	**103,142,774**
GUARANTEES AND COMMITMENTS			
Guarantees given	27,508,074	21,574,772	7,458,477
Commitments	8,956,986	7,325,573	4,361,531

(€ '000)

RESTATED PROFIT AND LOSS ACCOUNT	1ST HALF 2005 Restated	1ST HALF 2004 Restated	FULL YEAR 2004
Net interest	-72,567	-73,045	-170,941
Dividends and other revenues	984,041	730,887	1,944,548
Net interest income	**911,474**	**657,842**	**1,773,607**
Net commission	56,226	37,943	83,840
Trading profit (loss)	-5,264	16,424	24,426
Other net operating income	65,093	57,510	101,797
Net non-interest income	**116,055**	**111,877**	**210,063**
TOTAL REVENUES	**1,027,529**	**769,719**	**1,983,670**
Payroll costs	-127,405	-117,777	-223,549
Other administrative expenses	-106,888	-111,803	-208,829
Writedowns of intangible and tangible fixed assets	-7,906	-9,681	-18,023
Operating expenses	**-242,199**	**-239,261**	**-450,401**
OPERATING PROFIT	**785,330**	**530,458**	**1,533,269**
Provisions for risks and charges	-	-3,000	-83,361
Net writedowns of loans and provisions for guarantees and commitments	718	5,158	-68
Net writedowns of financial investments	-32,759	-57,125	-70,979
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	**753,289**	**475,491**	**1,378,861**
Extraordinary income (charge) - net	223,665	29,057	121,050
Profit before tax	**976,954**	**504,548**	**1,499,911**
Changes in the reserve for general banking risks	-	-	116,885
Income tax for the period	65,970	61,229	133,661
NET PROFIT FOR THE period	**1,042,924**	**565,777**	**1,750,457**

(€ '000)

BALANCE SHEET AS AT 30 JUNE 2005		
Assets		
10. Cash and deposits with central banks and post offices		**47,974**
20. Treasury notes and similar securities eligible for refinancing at central banks		**562,601**
30. Loans to banks:		**66,602,060**
a) on demand	18,372,588	
b) other loans	48,229,472	
40. Loans to customers:		**11,463,859**
of which: - loans with deposits received in administration	-	
50. Bonds and other debt securities:		**26,002,671**
a) of government issuers	2,696,374	
b) of banks	20,214,212	
of which: - own securities	*3,962*	-
c) of financial institutions	2,547,245	
of which: - own securities	-	
d) of other issuers	544,840	
60. Shares, interests and other equity securities		**522,112**
70. Equity investments		**3,113,684**
80. Equity investments in Group companies		**12,599,235**
90. Intangible fixed assets		**15,713**
of which: - start-up costs	-	
- goodwill	-	
100. Tangible fixed assets		**15,401**
120. Own shares or interests		**358,416**
(Face value 43,500)		
130. Other assets		**3,967,467**
140. Accrued income and pre-paid expenses		**1,226,144**
a) accrued income	860,444	
b) pre-paid expenses	365,700	
of which: - issue discount on securities	*31,606*	
Total Assets		**126,497,337**

(€ '000)

Liabilities and shareholders' equity		
10. Due to banks:		**51,449,097**
a) on demand	15,358,693	
b) on term or with notice	36,090,404	
20. Due to customers:		**5,995,679**
a) on demand	2,359,795	
b) on term or with notice	3,635,884	
30. Securities in issue:		**46,138,128**
a) bonds	20,332,478	
b) certificates of deposit	23,679,213	
c) other securities	2,126,437	
50. Other liabilities		**2,769,899**
60. Accrued liabilities and deferred income:		**1,345,952**
a) accrued liabilities	928,681	
b) deferred income	417,271	
70. Reserve for employee severance pay		**46,755**
80. Reserves for risks and charges:		**906,101**
a) reserve for pensions and similar obligations	412,490	
b) taxation reserve	69,072	
c) other securities	424,539	
110. Subordinated debt		**6,566,418**
120. Capital		**3,169,025**
130. Share premium reserve		**2,308,639**
140. Reserves:		**5,369,087**
a) legal reserve	633,805	
b) reserve for own shares or interests	358,416	
c) statutory reserve	2,048,905	
d) other reserves	2,327,961	
150. Revaluation reserves		**277,020**
170. Retained earnings (losses)		**155,537**
Total Liabilities and Shareholders' Equity		**126,497,337**

GUARANTEES AND COMMITMENTS		
10. Guarantees given		**27,508,074**
of which: - acceptances	*1,701*	
- other guarantees	*27,506,373*	
20. Commitments		**8,956,986**
of which: - for sales with repurchase obligations	-	

(€ '000)

PROFIT AND LOSS ACCOUNT – FIRST HALF 2005		
10. Interest income and similar revenues		1,385,813
of which: - on loans to customers	*146,390*	
- on debt securities	*541,801*	
20. Interest expense and similar charges		1,458,380
of which: - on amounts due to customers	*87,867*	
- on securities in issue	*650,172*	
30. Dividends and other revenues:		96,654
a) on shares, interests and other equity securities	48,243	
b) on equity investments	47,774	
c) on equity investments in Group companies	637	
40. Commission income		73,044
50. Commission expense		16,818
60. Trading profits (losses)		-5,264
70. Other operating income		74,677
80. Administrative expenses:		234,293
a) payroll	127,405	
of which: - wages and salaries	*83,425*	
- social security contributions	*22,897*	
- severance pay	*5,039*	
- pensions and similar benefits	*12,339*	
b) other administrative expenses	106,888	
90. Writedowns of intangible and tangible fixed assets		7,906
100. Provisions for risks and charges		-
110. Other operating expense		9,584
120. Writedowns of loans and provisions for guarantees and commitments		1,478
130. Write-backs of loans and provisions for guarantees and commitments		2,196
150. Writedowns of financial investments		41,985
160. Write-backs of financial investments		9,226
170. Profit (loss) before extraordinary items and income tax		**-134,098**
180. Extraordinary income		225,967
190. Extraordinary charges		2,302
200. Extraordinary income (charges) - net		**223,665**
220. Income tax for the period		-65,970
230. Net profit for the period		**155,537**

Powers delegated to Directors

Below is a description of the powers delegated by the Board of Directors by a resolution dated 22 June 2005 and by the Executive Committee by a resolution dated 13 May 2002, as amended and supplemented by resolutions dated 20 June 2002, 25 July 2002, 19 December 2002, 23 January 2003, 26 February 2004, 12 November 2004, 26 February 2005 and 22 June 2005.

BY THE BOARD OF DIRECTORS

- To the Executive Committee, the right and authority to execute all the transactions that the Bank can perform pursuant to art. 4, paragraph 1 of its Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational suggestions and financial support for Personnel in service and retirees, donations to charitable or public-interest bodies;
- to the Chairman
  - The right to authorise, at the express request of the Managing Director/CEO, the arrangement on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for cash payment of bank cheques drawn on other banks.
  - Jointly with the Managing Director/CEO, the right to authorise acquisitions/disposals of direct minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorization of the Regulatory Authorities, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO, and at any cases, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, to acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorisation of the Regulatory Authority, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;
- to the Managing Director/CEO, in addition to the authorities indicated above, to be exercised individually or jointly with the Chairman according to the transaction amount, the following powers:
  - to authorise, at the express request of company officers, the arrangement of a credit facility within a pre-established limit throughout the Bank's network, for the cashing of bank cheques drawn on other banks;
  - to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, in respect of obligations of the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to Art. 136 of Decree-Law No. 385/93 and for amounts not in excess of the pre-established limits;
  - To grant individual members of staff single signing powers for transactions of a specified nature;
  - to represent the Bank as the holder of voting rights in ordinary or extraordinary meetings, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

BY THE EXECUTIVE COMMITTEE:

- to the Chairman, the right to express his approval – in urgent cases – of transactions of amounts in excess of the pre-established limits for General Management, provided these are within predetermined limits, in respect of loans, trading in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;
- To the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's business, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to the determination of. conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.



REPORT OF THE EXTERNAL AUDITORS

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredito Italiano S.p.A.

1 We have reviewed the consolidated balance sheet, consolidated income statement and relative notes of UniCredito Italiano Group at and for the six months ended 30 June 2005, which are included in the half year report of UniCredito Italiano S.p.A.. This half year report is the responsibility of the management of UniCredito Italiano S.p.A.. Our responsibility is to prepare this report based on our review. We have also reviewed the part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The responsibility for the reviews of the half year reports of certain subsidiary and associated companies, representing approximately 5% and 8% of consolidated assets and consolidated interest income and similar revenues, respectively, rests with other auditors. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the consolidated financial statements, we do not express an opinion on the half year report.

3 With regard to the comparative figures relative to the annual consolidated financial statements of the previous year shown in the balance sheet and income statement and those shown in the separate appendix to the half year report relating to the IFRS reconciliation schedules, reference should be made to our reports dated 5 April 2005 and 4 October 2005.

With regard to the comparative figures relative to the half year report of the previous year reference should be made to our report dated 17 September 2004.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the consolidated balance sheet, consolidated income statement and relative notes referred to in paragraph 1 for them to be in conformity with the guidelines governing the preparation of the half year reports set out in article 81-bis of the Consob regulation adopted with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

5 We draw your attention to the fact that the notes to the half year report include the reconciliation schedules of the consolidated equity as at 31 December 2004 and 30 June 2005 and consolidated profit for the six months ended 30 June 2005 drawn up under the accounting policies adopted in the preparation of the consolidated financial statements of the previous year with the relevant figures under IFRS. The directors have disclosed in the notes that such reconciliation schedules have been prepared using the measurement and recognition criteria required by the IFRS adopted by the European Commission at the date of preparation of the half year report. The adoption of the IFRS by the European Commission is still in progress and, accordingly, such criteria may differ from those actually in force at 31 December 2005.

Milan, 4 October 2005

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit



APPENDIX: THE TRANSITION TO IFRSs (FURTHER DETAIL)

Introduction

Financial reporting standards adopted

Reconciliation of Shareholders' Equity under current GAAP (DL 87/92) to Shareholders' Equity under IFRSs, as at 1 January 2004, 31 December 2004 and 1 January 2005

Reconciliation of Net Profit under current GAAP (DL 87/92) to Net Profit under IFRSs, for the 2004 financial year

Description of items included in reconciliation of Italian GAAP to IFRS

First-time Adoption of IFRSs

Audit of reconciliations required by IFRS 1

Appendix: The Transition to IFRSs (further detail)

Introduction

Under EU Regulation 1606 issued on 19 July 2002, the UniCredit Group is required to prepare its consolidated accounts in accordance with the IFRSs issued by the IASB.
This appendix gives
- a description of the accounting policies adopted to prepare the reconciliations contained in this document;
- as required by IFRS 1 (First-time Adoption of International Financial Reporting Standards):
  - reconciliations of its equity as reported under current GAAP (Decree-Law 87/92) to its equity under IFRSs as at 1 January 2004, 31 December 2004 and 1 January 2005 and -a reconciliation of its profit or loss as reported under current GAAP (Decree-Law 87/92) to its profit or loss under IFRSs as at 31 December 2004;
- explanatory notes on the main material adjustments to the balance sheet and income statement for the specified periods.

This information has been prepared as part of the IFRS transition process and for the preparation of consolidated accounts starting with the 2005 financial year, in accordance with the IFRSs adopted by the EU.

Financial reporting standards adopted

FINANCIAL ASSETS MEASURED AT FAIR VALUE (FIaFV)

Financial instruments measured at fair value through profit or loss meet one of the following conditions:
a) they are held for trading (see (a) below)
b) they are financial assets designated on first recognition as financial assets measured at fair value (see (b) below).

Fair value is the amount for which an asset could be exchanged through profit or loss between knowledgeable, willing parties in an arm's length transaction.

A) FINANCIAL ASSETS HELD FOR TRADING (HfT)
A financial asset is classified as held for trading if it is:

1) acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
2) part of a portfolio of identifiable financial instruments that are managed together and for which there is a strategy of short-term profit-taking;
3) a derivative (except for a derivative that is a designated hedging instrument).

When a HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs that are directly recognised in profit or loss even if directly attributable to the acquisition or issue of the financial asset or financial liability.

After initial recognition, an entity shall measure these financial assets at their fair value. Investments in equity instruments that are not quoted in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and settled by delivery of such unquoted equity instruments are measured at cost.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss through trading profits (losses). If the fair value of a financial asset falls below zero, it is recognised as a financial liability.

If it is deemed that there is objective evidence that an HfT financial asset carried at cost has undergone an impairment loss, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed.

A regular way purchase or sale of a financial asset is recognised and derecognised, as applicable, using settlement date accounting, except for derivatives for which trade date accounting is used.

A derivative is a financial instrument with all three of the following characteristics:
1) its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
2) it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
3) it is settled at a future date.

Gains and losses originated from derivatives held for trading, whether realised or not, are recognised in profit or loss.

An embedded derivative is a component of a hybrid (compound) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
1) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
3) the hybrid (compound) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as an HfT financial asset or financial liability.

When an embedded derivative is separated, the host contract is recognised according to category.

B) FINANCIAL ASSETS DESIGNATED AS MEASURED AT FAIR VALUE

Any financial asset may on initial recognition be designated as a financial asset measured at fair value through profit and loss, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FIaFV include non-HfT financial assets, but whose risk is

- connected with debt positions measured at fair value; and
- managed by the use of derivatives not treatable as hedges.

AVAILABLE-FOR-SALE FINANCIAL ASSETS (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are liquidity instruments, other debt instruments or equity instruments.

On initial recognition an AfS financial asset is measured at fair value plus transaction costs including expenses, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest method.

In subsequent periods available-for-sale financial assets are measured at fair value. Gains or losses arising out of changes in fair value are recognised directly in equity until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss.

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss. The amount of the cumulative loss that is removed from equity and recognised in profit or loss is the difference between carrying amount (acquisition cost less any impairment loss already recognised in profit or loss) and fair value.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in profit or loss.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss.

HELD TO MATURITY INVESTMENTS (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified and no HtM investments are made for the two following financial years, unless the sales or reclassifications:

(a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
(b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
(c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss when the financial asset is derecognised or impaired, and through the amortisation process.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial assets. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss.

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed. The amount of the reversal is recognised in profit or loss.

LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market; Loans and receivables are recognised on the date of disbursement to the borrower.

After initial recognition at fair value including transaction costs that are directly attributable to the acquisition or issue of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method on the basis of the solvency of debtors experiencing repayment problems, or in consideration of debt-service difficulties in a debtor's specific industrial sectors or country of domicile, taking into account collateral, the market price of other reference financial instruments and any negative profitability in similar loan categories.

A gain or loss is recognised in profit or loss when a loan or receivable (except for hedged items) is derecognised or impaired. Interest on loans is recognised in profit or loss on an accruals basis through interest income and similar revenue.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

All problem loans are reviewed and analysed at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss through an allowance account.

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a write-back is made in profit or loss, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in the allowance account and reduce the amount of the principal of the loan or receivable. Recoveries of all or part of previous writedowns are recognised in the allowance account.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss as an allocation with a balancing entry in the provision for risks and charges. Increases in allowances or in the provision for risks and charges are recognised as writedowns of loans and receivables.

Allowances on unsecured loans to residents of countries experiencing debt service difficulties are generally determined, country by country, at a flat rate that is no less than the percentage laid down by the Banking Association. Part-secured loans are measured taking underlying security into account and allowances are made accordingly. Part-secured problem loans are measured in the same manner.

FINANCE LEASES

Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Not necessarily at contract maturity, ownership of the asset is transferred to the lessee.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:

- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Property, Plant and Equipment and Intangible Assets below for treatment of the lessee's asset.

FACTORING

Loans acquired under factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

DERECOGNITION OF FINANCIAL ASSETS

A financial asset that has been sold or securitised is derecognised when all its risks and benefits have actually been transferred. Conversely, if the risks and rewards are retained, the financial asset continues to be recognised as an asset, even if legal title has actually been transferred. If a sold financial asset is re-recognised, a corresponding financial liability is recognised equal to the amount received when the financial instrument was sold.

If substantially all the risks and rewards of ownership of a transferred asset are neither transferred nor retained, provided that no control of the transferred asset is retained, the transferred asset is derecognised. If control has been retained, the financial asset is recognised to the extent of the continuing involvement.

REPO TRANSACTIONS

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised.

In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held under a repurchase agreement, the liability is recognised as due to banks or customers, or as an HfT financial liability. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

HEDGE ACCOUNTING

Derivative hedging instruments are of three types:

(a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability.

(b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and could affect profit or loss.

(c) Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, changes in fair value or cash flows attributable to the hedged risk are almost completely offset by changes in fair value or cash flows of the hedging instrument, i.e., that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer highly effective; the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged item or to the extent that the change in the fair value of the cash flows of the hedging item differs from that of the (actual or expected) cash flows of the hedged item.

FAIR VALUE HEDGING

An effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised in profit or loss; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed is recognised in profit or loss over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss at once.

If the hedged item is sold or repaid, the unamortised portion of fair value is recognised in profit or loss at once.

CASH FLOW HEDGING

The portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity. The ineffective portion of the gain or loss is recognised in profit or loss.

If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised directly in equity from the period when the hedge was effective remains separately recognised in equity until the forecast transaction occurs (or is determined to be no longer possible), on which it is recognised in profit or loss.

HEDGING A NET INVESTMENT IN A FOREIGN OPERATION

Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:

- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity through the statement of changes in equity;
- the ineffective portion is recognised in profit or loss.

The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised in profit or loss on disposal of the foreign operation.

EQUITY INVESTMENTS

SUBSIDIARIES

Subsidiaries are controlled companies, where control is determined as follows:

1) Control exists when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
2) Control also exists when the parent owns half or less of the shareholder voting power of an entity and there is:

(a) power over more than half of the voting rights by virtue of an agreement with other investors;
(b) power to determine the financial and operating policies of the entity under an article of association or an agreement;
(c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;
(d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to determine the financial and operating policies of another entity.

The carrying amount of a fully consolidated entity held by the parent or another Group company offsets – through recognition of the subsidiary's assets and liabilities – the corresponding Group portion of net equity.

Related-party assets, liabilities, off-balance-sheet transactions, revenues and charges between Group companies are eliminated on consolidation.

A subsidiary's costs and revenues are consolidated from the date of acquisition of control. On disposal of a subsidiary, its costs and revenues are consolidated up to the date of exchange, i.e., when control is transferred. The difference between the consideration received and the carrying amount of its assets less its liabilities including the amount of any exchange differences is recognised in profit and loss as a gain or loss on disposal of the subsidiary.

Minorities are recognised in the consolidated balance sheet separately from liabilities and the Group portion of shareholders' equity. The same is true in respect of the consolidated income statement.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary.

The acquisition cost of a business combination is measured as the aggregate of:
- the fair values, at the date of acquisition, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree;
- any costs directly attributable to the acquisition.

The acquisition cost of a business combination is distributed among the acquired assets, liabilities and identifiable potential liabilities and carrying value is adjusted in line with its fair value.

Any positive difference between
- the cost of the business combination (determined as above) and

- the acquirer's interest in the fair value of the acquired assets, liabilities and identifiable potential liabilities is recognised in equity as goodwill.

If fair value exceeds the cost of the business combination, after verification of the principles used to allocate the cost and measure the subsidiary's fair value, the difference is recognised in profit or loss as revenue.

ASSOCIATED COMPANIES

These are entities over which an investor has significant influence, and which is neither a subsidiary nor a joint venture. It is presumed that the investor has significant influence, if the investor holds, directly or indirectly at least 20 per cent of the capital of an investee.

Investments in associated companies are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's portion of gains and losses accruing after acquisition of an associate are recognised in profit or loss. Any dividends distributed reduce the carrying amount of the investment.

If the investor's portion of an associated company's losses is equal to or more than its carrying amount, no further losses are recognised, unless specific obligations to the associate have been undertaken or payments made to it.

Unrealised profits on related-party transactions between Group companies and associates are derecognised pro rata to the Group's portion of the associate's profits. Unrealised losses are likewise derecognised, unless the transactions show evidence of impairment of the assets exchanged.

JOINT VENTURES

Joint control is the contractually agreed sharing of control over an economic activity. Joint control exists only when financial, strategic and management decisions are subject to the unanimous agreement of all the parties that share control over the joint venture.

Joint ventures are recognised using proportional consolidation.

TANGIBLE ASSETS

These include tangible items that are held for use and investment purposes, as well as assets under finance leases (for the lessee) and assets under operating leases (for the lessor).

PROPERTY, PLANT AND EQUIPMENT

The item includes:

- land
- buildings

• plant and machinery
• furniture and fixtures
• other machinery and equipment
• leasehold improvements.

Property, plant and equipment are tangible items that are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period.

The item includes assets used by a lessee under a finance lease, even in cases where ownership is retained by the lessor.

Instrumental property is property owned (as owner or lessee under a finance lease) to be used for the provision of services or for administrative purposes, which is expected to remain in use for more than one financial year.

Leasehold improvements are costs (qualifying for recognition as an item of property, plant and equipment) borne in order to make the premises (whether offices or branches) fit for the expected use.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, purchase price, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured; otherwise these costs are recognised in profit or loss.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

After recognition as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation.
An item with an indefinite useful life is not depreciated, nor is an asset whose residual value is equal to or greater than its carrying amount.

The useful life of an asset is reviewed at least at each accounting period-end and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value

in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit or loss.

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future.

INVESTMENT PROPERTY

Investment property is property held by the owner or a lessee under a finance lease to earn rentals or capital gain.

Investment property is initially recognised, measured and derecognised using the same principles as those used for instrumental property.

INTANGIBLE ASSETS

An intangible asset is an identifiable non-monetary asset without physical substance, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associated companies.

Goodwill is recognised at cost less any cumulative impairment losses.

Other intangible assets are recognised at cost, i.e., purchase price plus any cost incurred to bring the asset into use, less accumulated depreciation and impairment losses.

An intangible asset with a finite useful life is subject to straight-line amortisation over its estimated useful life.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit or loss.

An intangible fixed asset with an indefinite useful life is not amortised. Even if there are no indications of impairment, each intangible asset's carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit or loss.

If the value of a previously impaired intangible asset (excluding goodwill) is restored, the increased carrying amount cannot exceed the net carrying amount it would have had if there had been no prior-year impairment.

No impairment of goodwill can be restored in a subsequent financial year.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future.

IMPAIRMENT LOSSES

The recoverable amount of an asset is measured whenever there is an indication that the asset may be impaired by carrying out an impairment test, i.e., by comparing its carrying amount with its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognised immediately in profit or loss.

Impairment tests are considered necessary whenever specific indicators, whether from internal or external sources, e.g., obsolescence, economic and market changes, market capitalisation, or declining performance, foreshadow an impairment loss.

Impairment testing of intangible assets with an indefinite useful life is carried out annually, whether or not there are the above indicators.

The value in use of an asset is the present value of its future cash flows before tax, calculated at a rate of return which reflects the current market rate of the time value of money and the specific risk of the asset.

If recoverable value is lower than carrying amount, the difference is recognised in profit or loss.

If it is not possible to estimate the recoverable value of each individual asset, e.g., where the asset does not generate its own cash flow, the cash-generating unit to which the asset belongs is identified.

CURRENT AND DEFERRED TAX

Income taxes, calculated in accordance with local tax regulations, are recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
· is a business combination; and
· at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
• the initial recognition of goodwill; or
• the initial recognition of an asset or liability in a transaction which:
 1) is not a business combination; and
 2) at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
• the parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
• it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries, associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
• the temporary difference will reverse in the foreseeable future; and
• taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit or loss, except tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, which are recognised directly in equity net of tax.

Current tax and deferred tax should be charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

PROVISIONS FOR RISKS AND CHARGES

A provision is recognised when:
• there is a present obligation (legal or constructive) as a result of a past event;

• it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
• a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no provision is recognised.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

LIABILITIES, SECURITIES IN ISSUE AND SUBORDINATED LOANS

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is the consideration received less transactions costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit or loss.

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract and subsequently measured at amortised cost.

Instruments convertible into own shares imply recognition, at the issuing date, of a financial liability and of the equity part, if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow. The financial liability is recognised at amortised cost using the effective interest method.
An own debt instrument held in the securities portfolio, resulting from trading or in order to guarantee the

liquidity of the instrument is treated as redemption of the debt. Gains and losses arising from redemption are recognised in profit or loss if the repurchase price of the debt security is more or less than its carrying value. Subsequent sale of the debt instrument to the market is treated as issuance of fresh debt.

FINANCIAL LIABILITIES HELD FOR TRADING

Financial liabilities held for trading include:
a) derivatives that are not recognised as hedging instruments
b) obligations to deliver financial assets sold short
c) financial liabilities issued with an intention to repurchase them in the near term
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unquoted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

FOREIGN CURRENCY TRANSACTIONS

A foreign currency transaction is recognised at the spot exchange rate on the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled are recognised in profit and loss.

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate; the exchange differences are recognised
• in profit or loss (if the asset is HfT) or
• in the AfS asset reserve (if the asset is AfS).

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
• the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity;
• the ineffective portion is recognised in profit or loss.

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period. Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the exchange rate differences component of equity.

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

OTHER INFORMATION

TREASURY SHARES

Treasury shares held are deducted from equity. The difference between the price on sale of treasury shares and the related post-tax repurchase cost is recognised directly in equity.

EMPLOYEE BENEFITS

Employee benefits other than short-term benefits (e.g., wages and salaries) are:

- post-employment benefits
- other long-term benefits.

Post-employment benefits are in turn classified as either defined contribution plans or defined benefit plans:

- defined contribution plans are post-employment benefit plans under which fixed contributions are paid to a separate entity, without any legal or constructive obligation to pay any further contribution should the entity fail to have sufficient assets to pay all benefits to employees in relation to employment in the current or previous years.
- defined benefit plans are post-employment benefit plans other than defined contribution plans.

Other long-term benefits are employee benefits not due in their entirety in the twelve months following the end of the financial year in which the employee rendered service.

The TFR or severance pay fund is a defined benefit plan.
The amount of a defined benefit obligation is the present value of the future payments considered necessary to settle the liability arising from the service rendered by the employee during the current and prior financial years. This present value is calculated using the projected unit credit method.

Actuarial gains and losses arising from measurement of the obligation to provide defined benefits are recognised using the corridor approach which permits recognition of income or expense limited to the

amount in excess of 10 per cent of the higher of liabilities and assets and to amortise them over the residual life of the plan.

Other long-term employee benefits (e.g., long-service benefits, paid on reaching a certain number of years of service) are recognised as liabilities measured at the balance sheet date using the actuarial unitary projected unit credit method

SHARE-BASED PAYMENT

Equity-settled payments made to employees in consideration of services rendered, using equity instruments issued by the Parent, comprise:

- Stock options
- Performance shares (i.e., awarded on attainment of certain objectives)
- Restricted shares (i.e., subject to a lock-up period).

Considering the difficulty of measuring reliably the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as a cost in profit or loss in offset to a reserve component of equity, on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability. The fair value of the liability, so long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit or loss.

REVENUE RECOGNITION

Interest Income and Expense

Interest is recognised in profit or loss in respect of all instruments measured at amortised cost, using the effective interest method.

Interest also includes:

- recovery of the effect of the time value of money on future cash flow following an impairment loss.
- recovery of the effect of deferral over time of the actuarial measurement of the TFR or severance pay provision and of other long/term employee benefits.
- recovery of the effect of the time value of money on allocations to other provisions for risks and charges, if deemed material.

Fees and Commissions

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Dividends

Dividends are recognised in profit or loss as soon as their distribution has been approved.

Reconciliation of Shareholders' Equity under current GAAP (DL 87/92) to Shareholders' Equity under IFRSs, as at 1 January 2004, 31 December 2004 and 1 January 2005

(€ '000)

	SHAREHOLDERS' EQUITY AS AT		
	1 JAN. 2004	31 DEC. 2004	1 JAN 2005
Shareholders' equity under current GAAP (DL 87/92)	**13,012,557**	**14,035,345**	**14,035,345**
Business combinations	37,519	302,000	302,000
Property, plant and equipment	74,587	53,947	53,947
Intagible assets	- 12,904	- 10,142	- 10,142
General banking risk reserve	- 8,408	-	-
Loan loss provision	46,116	-	-
Provision for risks and charges	64,346	39,914	39,914
Employee benefits	- 49,098	- 38,476	- 38,476
Share-based payments	- 30,537	- 62,642	- 62,642
Treasury shares	-	-	- 358,416
Deferred tax assets	160,453	11,407	11,407
Recognition of revenue	- 189,452	- 116,374	- 116,374
Consolidation	48,677	55,046	32,026
Equity investments	-	-	1,081,331
Loans and receivables and other financial instruments at amortised cost	-	-	- 607,373
Other financial instruments at fair value	-	-	25,428
Other effects	15,132	34,458	36,612
Minorities	- 48,162	- 55,370	- 51,878
Total effects of Transition to IFRSs	**108,269**	**213,768**	**337,364**
Shareholders' equity under IFRSs	**13,120,826**	**14,249,113**	**14,372,709**

Reconciliation of Net Profit under current GAAP (DL 87/92) to Net Profit under IFRSs, for the 2004 financial year

(€ '000)

	2004
Net profit under current GAAP (DL 87/92)	**2,130,516**
Business combinations	283,013
Property, plant and equipment	- 18,555
Intagible assets	2,252
General banking risk reserve	- 124,593
Loan loss provision	- 46,116
Provision for risks and charges	- 24,454
Employee benefits	10,622
Share-based payments	- 40,253
Deferred tax assets	- 149,047
Recognition of revenue	73,412
Consolidation	2,193
Other effects	- 29,400
Minorities	- 859
Total effects of Transition to IFRSs	**- 61,785**
Net profit under IFRSs	**2,068,731**

Description of items included in reconciliation of Italian GAAP to IFRS

First-time Adoption of IFRSs

GENERAL PRINCIPLE

The IFRSs in force as at 30 June 2005 have been applied retrospectively to the opening balance sheet on the transition dates of 1 January 2004 and 1 January 2005 (date of first application of IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Supplemental Information) in accordance with the provisions of IFRS 1 and subject to certain exemptions as described below.

The balance sheet figures resulting from the application of IFRSs on the above dates will be used for comparison purposes in the preparation of consolidated accounts as at 31 December 2005. These amounts could be subject to other changes that may be necessary if any international accounting standard is revised or modified during the second half of 2005. New versions or interpretations of IFRS may be issued prior to the publication of the consolidated accounts as at 31 December 2005 with a potential retroactive impact. In this case, there could be an impact on the balance sheet and profit and loss account for 2004, which were restated according to the IFRSs presented in this report.

The opening balance sheet as at 1 January 2004 and 1 January 2005 (the latter for IAS 32 and 39 only) reflects the following differences in treatment from the closing consolidated accounts for the preceding period (31 December 2003 and 31 December 2004 respectively) prepared under Italian GAAP:

- all assets and liabilities that shall be reported according to IFRSs, including those not required by Italian GAAP, were recognised and measured under IFRSs;
- all assets and liabilities that shall be reported under Italian GAAP but are not allowed under IFRS have been derecognised;
- certain items have been reclassified in accordance with IFRSs.

The effects of these adjustments have been recognised directly in the opening shareholders' equity on the date of the first application of IFRS (1 January 2004 and 1 January 2005).

FIRST-TIME ADOPTION OF IFRSS

IFRS 1 (First-time Adoption of IFRS) allows for certain exemptions when IFRSs are applied in full for the first time.

This option was used in the following instances:

- Business combinations – The rules for business combination transactions that occurred prior to the transition date (1 January 2004) were not applied retroactively; the latest carrying amount of goodwill was maintained under current GAAP.
- Property – On the date of first adoption, property was reported at purchase cost less accumulated depreciation and any impairment losses, including any revaluations applied in the past. The exemption allows for maintaining any revaluations made in the past as an integral cost component at the time of initial adoption.

- Recognition of previously derecognised financial assets - IAS 39 permits the derecognition of financial assets only under certain conditions. At the time of the first-time adoption of IFRS, IAS 39 indicates that loans securitised under transactions entered into before 1 January 2004 do not need to be reported again even though IAS 39 requires loans of this type to be repeated in accounts.
- Stock option plans and transactions with share-based payment settled using equity instruments - The Group took advantage of the option not to apply IFRS 2 (Share-Based Payment) to equity instruments allocated before 7 November 2002 or accrued prior to transition to IFRSs.
- Employee benefits: IAS 19 (Employee Benefits) allows for the usage of the 'corridor' approach, and thus, a portion of actuarial gains and losses does not have to be reported. This exemption allows for the use of this method only for periods following the first application, and thus, all accumulated actuarial gains and losses as at 1 January 2004 were recognised at the time IAS was first adopted.
- Financial instruments: IAS 32 and 39 were applied effective from 1 January 2005.

TANGIBLE AND INTANGIBLE ASSETS

BUSINESS COMBINATIONS

As indicated above, the use of the exemption provided under IFRS 1 regarding business combinations that occurred prior to the date of the first adoption of IFRS (1 January 2004) made it possible to maintain existing goodwill amounts based at their latest carrying value under current GAAP. However, in accordance with IFRS 3, the goodwill reported in accounts is not subject to regular straight-line amortisation but is instead subject to a periodic impairment test with the aim of determining the recoverable value of goodwill based on the provisions of IAS 36. The outcome of this test on goodwill reported resulted in a decrease of €26.5 million in shareholders' equity as at 1 January 2004. In addition, the amortisation reported in 2004 was reversed, with a related positive impact on net profit and shareholders' equity at the end of the period.

In addition, IFRS specify that any positive difference between the value of assets acquired and the cost of the equity investment shall be recognised directly in profit or loss. Thus, negative consolidation differences, which under current GAAP was reported as a balance sheet liability, was transferred to a income-related reserve on the transition date of 1 January 2004.

PROPERTY, PLANT AND EQUIPMENT

IFRSs specify that items of property, plant and equipment shall be depreciated as a function of their useful life taking into account, if applicable, any individual components of such assets which have a different useful life. This made it necessary to separate the value of land from the buildings on the land. This is because land has an unlimited useful life that should not be depreciated. Depreciation attributable to the land component was restored with a resulting positive impact on shareholders' equity as at 1 January 2004 and on the net profit for 2004 and shareholders' equity as at 31 December 2004. Adjustments to the carrying amount of property, plant and equipment include the effect of deferred tax.

DERECOGNITION OF CAPITALISED COSTS

IFRS specify that intangible assets may continue to be recognised in the balance sheet if they are related to controllable resources and capable of generating future economic benefits, and if their cost can be reliably determined. The application of this principle resulted in the derecognition of certain categories of intangible assets that were previously capitalised with a resulting negative impact on shareholders' equity as at 1 January 2004 and on the related amortisation for the 2004 reporting year.

FINANCIAL INSTRUMENTS

LOANS AND RECEIVABLES

Loans and receivables with banks and customers are classified as such under IFRSs (from 1 January 2005) with the following exceptions:

- the portions of loans and receivables resulting from repo transactions and interbank time deposits are classified as HfT financial assets;
- loans and receivables related to certain 'large corporate' loans are classified as HfT or AfS financial assets;
- the FIAT convertendo bond and its embedded option rights are recognised as FlaFV through profit or loss. The negative impact on shareholders' equity is €252.7 million, about €71.7 million more than allowances made under current GAAP as at 31 December 2004 (€181 million, included in adjustments to the carrying amount of performing loans).

Loans and receivables with customers also included the amount of assets leased under finance leases.

Accounts as at 1 January 2005 also include about €3 billion in loans securitised in 2004, since the securitisation did not meet the conditions specified in IAS 39 for the derecognition of financial assets.

Due to the valuation of this item at amortised cost, accrued interest as well as related accrued and deferred fees that were accruing on 31 December 2004 were allocated to these loans.

In addition, when measured under IFRSs, these loans give rise to a writedown, in contrast to calculations made under current GAAP, due to the impact of the specific measurement of bad and doubtful debts. This allowance was made taking into account the time value of money in respect of recovery of the debt.

In particular, for non-performing loans, assumptions were made on recovery times based on historical information and on other significant characteristics. The related recovery amounts were then discounted at the original actual interest rate, or if not available, at an interest rate calculated using lending rates for the year the loan was classified as non-performing.

With regard to doubtful loans, on the basis of past experience, assumptions were made as to the time necessary to transfer them to non-performing loans or for them to return to the performing category, and on the resulting recovery period.

The overall impact of discounting problem loans as at 1 January 2005 was about €607 million, which will be recovered in future periods as a function of time value of money, with a positive impact on profit or loss.

SECURITIES

Investment securities were treated as follows:

- securities hedged using IRS contracts, equity securities and securities that are likely to be sold were recognised as AfS Financial Assets;
- other unquoted debt securities were recognised as loans to customers and banks;
- all remaining debt securities, given the intention and objective ability to hold the financial instrument until its natural maturity, were recognised as HtM financial assets.

Trading securities were recognised as HfT financial assets and FIaFV with the exception of a residual portion recognised as AfS financial assets.

The carrying value of the securities portfolio rose overall due to unrealised gains on securities hedged using IRSs. Limited losses on the related derivatives were recognised in relation to these gains.

EQUITY INVESTMENTS

Investments in subsidiaries, associates and joint ventures are included under Equity investments. Other equity investments were reclassified under AfS financial assets and measured at fair value with a balancing entry in equity, with the exception of stakes held in the Bank of Italy and other smaller companies which continue to be reported at cost.

The fair value measurement of equity investments recognised as AfS financial assets resulted in a positive impact on shareholders' equity as at 1 January 2005 totalling €1,081 million.

DEPOSITS AND FINANCIAL LIABILITIES

Deposits and financial liabilities were reported under "Deposits from banks" and "Deposits from customers" with the exception of certain liabilities in the form of repo transactions and interbank deposits that were recognised as HfT financial liabilities. This item also includes non-hedging derivatives, which were previously allocated to other liability items.

Offsetting previously securitised loans that are again recognised, all related deposits are now recognised.

DERIVATIVES

Derivatives held for trading and hedging derivatives in which the hedging instrument has turned

out to be ineffective were recognised as HfT financial assets and liabilities. Derivatives for which the hedging instrument has turned out to be effective were recognised as hedging instruments.

As indicated in the description of accounting principles, when a derivative is embedded in a hybrid instrument, it may be separated from the host contract and recognised separately. This situation, which occurred on certain existing contracts, resulted in a negative impact on shareholders' equity as at 1 January 2005, which was largely offset by the positive impact of related derivatives classified under HfT financial assets.

Under current GAAP, the carrying amount of hedging instruments related solely to premiums paid and collected, accrued interest, prepaid charges and deferred income, while the book value of derivatives held for trading also included value components.

IFRSs require fair value measurement of all derivatives whether hedging instruments or held for trading, which takes into account the credit risk of the counterparty and the bid-offer spread for unsettled transactions.

For the sake of consistent measurement, IFRSs require that hedging instruments be measured under the same criteria as the hedged item; a cash flow hedge is only measured at the fair value applied to the hedging instrument.

RESERVES AND PROVISIONS

RESERVE FOR GENERAL BANKING RISK

In 2004 the Group decided to utilise the reserve and transferred its balance to the profit and loss account.

At the time these principles were first adopted, the change posted to the profit and loss account in 2004 was reversed. This adjustment had a negative impact only on the profit and loss account in 2004 since the amount of the reserve was already incorporated in the determination of shareholders' equity under Italian GAAP.

LOAN LOSS PROVISIONS

As in the situation above, the provisions in question were posted to the profit and loss account in 2004 following the introduction of Legislative Decree 37/2004 which eliminated the ability to take writedowns and provisions solely in accordance with tax regulations, and thus made it impossible to leave the previously established provisions in place. As a result, at the time of the first adoption of IFRS, these provisions were reversed and the relevant amount posted to the 2004 profit and loss account. The adjustment generated a positive impact on shareholders' equity as at 1 January 2004 and a corresponding negative impact on the profit and loss account.

PROVISIONS FOR RISKS AND CHARGES

IFRSs permit the creation of provisions only to cover existing obligations for which it is possible to make a reliable estimate, and for which the company has no realistic alternative to settlement. In addition, the provision shall, in the case of liabilities with a deferred maturity, take into account the impact of the time value of money on the estimated amounts needed to settle the obligation. Thus, certain provisions that did not meet the reporting requirements specified in IFRSs were reversed and the amount of those remaining in the accounts was recalculated in order to take into account the impact of discounting. This resulted in a positive adjustment to shareholders' equity as at 1 January 2004, but had a negative impact on the profit and loss account for 2004 since certain provisions, which were considered excessive, were reallocated during that period.

EMPLOYEE BENEFITS

In addition to employee severance pay, the Group pays certain benefits to its employees that take the form of a defined benefit retirement plan and long-service bonuses to be paid to entitled individuals if they remain at the company for a predetermined number of years.

With regard to defined benefit retirement plans, IFRSs specify that the company's liability shall be posted to the accounts on the basis of an actuarial valuation of the amount that will be paid on the date the right accrues. The provision for employee severance pay, which is recognised on the basis of specific Italian legislation that is still in force, is similar to a defined benefit plan, and thus it too is to be determined on the basis of an actuarial assessment.

As in the case of the provision for employee severance pay (TFR), liabilities for long-service payments (the cost of which had, until now, been recognised at the time the bonus accrued or was paid) are subject to actuarial calculations by an independent actuary. This calculation is based on assumptions related to future bonuses to be paid to active employees, current length of service, retirement age limitations and the estimated rate at which employees leave the Group and is also based on an estimate of the annual increase in the average bonus per person.

The actuarial recalculation of liabilities for future benefits to be paid to employees generated mixed effects on shareholders' equity as at 1 January 2004 and on the net profit for 2004. An increase in shareholders' equity was recognised for retirement plans and the TFR reserve, while there was a decrease in shareholders' equity due to the measurement of long-service payments. The recalculation of the TFR reserve and long-service payments produced a positive impact on the profit and loss account, while the recalculation of the defined benefit retirement plans generated a small negative effect.

SHARE-BASED PAYMENT

The Group pays additional benefits to employees in the form of stock option plans. In accordance with Italian accounting principles, on the date stock options are allocated, no obligation or cost for compensation is recognised, but IFRS 2 (Share-based payments) specifies that the total amount of fair value on the date the stock options are allocated should be divided into equal portions during the vesting period and recognised in the profit and loss account with a balancing entry in the form of a

liability for options settled in cash, and recognised in equity for options settled with the issuance of shares.

As a result, the application of this principle had a negative impact:

- on the profit and loss account for 2004 for both types of plans;
- on shareholders' equity as a result of stock option plans settled in cash at the time of the first adoption of IFRS and on subsequent dates.

Plans settled with shares have no impact on shareholders' equity since the increase in shareholders' equity is cancelled by the corresponding decrease in profit.

OTHER EFFECTS

TREASURY SHARES

The Group has treasury shares which were purchased in 2004 following a plan approved by the Ordinary Shareholders' Meeting of 4 May 2004. With the adoption of IFRS, it is no longer permitted to report treasury shares under assets and record the related specific reserve in shareholders' equity items, which should instead be directly subtracted from shareholders' equity. Thus, the corresponding amount was removed from shareholders' equity with a negative impact on the latter effective 1 January 2004. This adjustment had no impact on profit for 2004.

DEFERRED TAX ASSETS

The accounting procedure used by the Group until the 2003 reporting period called for conservatively posting deferred tax income to the accounts only for temporary deductible differences, which, on the basis of business plans, could be used over the following three years, and only for deferred tax income related to expenses which were already posted to the profit and loss account and were already known with certainty in the period in which they would have been deducted from taxable income.

In 2004, the above limitations were eliminated, and the Group complied with the widely accepted practice. This approach resulted in the posting of higher deferred tax income in the profit and loss account for 2004.

For the first adoption of IFRS, this effect was moved forward to 1 January 2004 with a positive impact of €160 million on shareholders' equity as of that date, and a negative impact of €149 million on net profit for 2004.

REVENUE RECOGNITION

In light of the different emphasis that IFRS place on revenue reporting, certain types of up-front income collected was recognised as a function of the term of the underlying products. In particular, this income is in the form of arrangement fees on term loans, for which the accrual basis for reporting was already accepted in 2004 with the resulting debit to the profit and loss account of the related extraordinary charges. This income also includes fees related to the placement of products of affiliate

companies operating in non-banking sectors such as fees from the sale of insurance policies. As a result, on the transition date to IFRS, profits for previous periods were adjusted in respect of the portion of those revenues that had not accrued on the basis of the term of the underlying products, and only for the products of affiliates, pro-rata to the stake held in those companies. As a result, there was a negative impact on shareholders' equity and a positive impact on net profit, also taking into account the reversal of the extraordinary charge already recognised during the period.

SCOPE OF CONSOLIDATION

The adoption of IFRSs and the resulting elimination of the distinction between subsidiary ancillary companies, consolidated on a line-by-line basis, and non-ancillary companies, accounted for using the equity method, resulted in the revision of our scope of consolidation with the inclusion of certain companies that were previously excluded and a different recognition method for others.

As a result of this adjustment, as at 1 January 2004, shareholders' equity was increased by €49 million and net profit for 2004 rose by €2 million.

TAX

The impact on shareholders' equity of the application of IFRS was recognised net of tax, determined on the basis of regulations in effect in the countries in which the Group's companies are headquartered. In particular, for companies with head office in Italy:

- provisions for corporate income taxes were determined using a rate of 33%;
- provisions for IRAP [regional tax on productive activities] were determined using a rate of 4.25% increased as necessary to take into account regional add-ons for the banking industry.

Finally, it should be noted that deferred tax liabilities were not recognised since it is believed that on the basis of the overall amount of shareholders' equity reserves, including those already subject to taxation, no action will be taken involving the payment of taxes.

° ° ° °

SUMMARY

- Thus, as indicated above, first-time adoption of IFRS resulted in an increase in shareholders' equity as at 1 January 2004 of €108 million, and at 1 January 2005 of €337 million, net of tax.
- Net profit for 2004, restated under IFRS, was lower by €62 million net of tax as compared with current GAAP.

Audit of reconciliations required by IFRS 1

The reconciliations of balance sheet figures to IFRS figures as at 1 January 2004, 31 December 2004 and 1 January 2005, as well as the reconciliation of profit and loss for 2004, along with the related explanatory notes, are subject to a full audit by KPMG S.p.A. The audit report will be published as soon as it is available.



REPORT OF THE EXTERNAL AUDITORS

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors

To the board of directors of
UniCredito Italiano S.p.A.

1 We have audited the attached IFRS reconciliation schedules of the UniCredito Italiano Group, comprising the consolidated equity at 1 January 2004 and 31 December 2004 and consolidated profit for the year ended 31 December 2004 and notes thereto (the "IFRS reconciliation schedules"), included in the appendix entitled "Transition to IFRS" to the half year report at 30 June 2005. The above IFRS reconciliation schedules are derived from the consolidated financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2004, prepared in accordance with Italian legislation governing the preparation of financial statements. We audited such consolidated financial statements and issued our audit report thereon on 5 April 2005. The IFRS reconciliation schedules have been prepared as part of the transition to the International Financial Reporting Standards (IFRS) adopted by the European Commission. The IFRS reconciliation schedules are the responsibility of the parent company's management. Our responsibility is to express an opinion on these schedules based on our audit.

2 We conducted our audit in accordance with the auditing standards generally accepted in Italy. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliation schedules. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audits of the figures relating to certain subsidiary and associated companies included in the consolidated figures shown in the IFRS reconciliation schedules and representing 2% of the consolidated profit for the year ended 31 December 2004, rests with other auditors.

3 In our opinion, the IFRS reconciliation schedules referred to in paragraph 1 taken as a whole comply with the preparation criteria and principles set out in article 81-bis of Issuer Regulation no. 11971/1999, adopted by Consob, the Italian Commission for Listed Companies and the Stock Exchange, with resolution no. 14990 of 14 April 2005.

4 We draw your attention to the disclosure set out in the notes to the IFRS reconciliation schedules which states that such schedules show the figures that will be presented for comparative purposes in the first complete set of IFRS-compliant consolidated financial statements. Such figures may change should any IFRS be modified before the issue of such financial statements.

Milan, 4 October 2005

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit



BRANCH NETWORKS IN ITALY AND ABROAD

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UNICREDITO ITALIANO BANK IRELAND PLC (Dublin)
UNICREDIT BANCA MOBILIARE (London)
UNICREDIT International Bank SA (Luxembourg)
UNICREDIT BANCA MOBILIARE (Paris)
UNICREDIT SUISSE BANK (Lugano)
BANQUE MONEGASQUE DE GESTION (Montecarlo)
BANCA AGRICOLA COMMERCIALE SAN MARINO (San Marino) 7
PEKAO GROUP (Poland) 786
ZIVNOSTENSKA BANKA (Czech Rep.) 41
UNIBANKA (Slovakia) 66
KOÇ FINANSAL HIZMETLER GROUP (Turkey) 180*
* Consolidated as to 50%.
BULBANK (Bulgaria) 103
UNICREDIT ROMANIA (Romania) 36
ZAGREBACKA GROUP (Croatia and Bosnia Herzogovina) 189
Number of New Europe Division branches 1,401

ITALY



87
159
325
643
507
87
89
26
113
23
468
66
95
207
23
85
6
43
20
60

BANKING BRANCHES IN ITALY

Region	UniCredit Banca	UniCredit Banca per la Casa	UniCredit Clarima Banca	Banca dell'Umbria	CR Carpi	Total Retail	UniCredit Banca d'Impresa	UniCredit Banca Mediocredito	Total Corporate Banking	UniCredit Private Banking	Total
Veneto	553	1				554	47		47	28	629
Emilia-Romagna	418	1			30	449	30		30	26	505
Piedmont	405	1				406	31	1	32	27	465
Lombardy	246	4	1		8	259	37		37	19	315
Latium	169	3	1	6		179	15		15	11	205
Friuli-Venezia Giulia	140					140	9		9	5	154
Apulia	94	1	1			96	8		8	6	110
Tuscany	68	1	1	4		74	14		14	6	94
Umbria	9			76		85	2		2		87
Marche	76			1		77	7		7	3	87
Trentino-Alto Adige	78					78	6		6	3	87
Campania	69	1	1			71	9		9	5	85
Liguria	53	1				54	7		7	4	65
Sicily	49	1	2			52	5		5	3	60
Sardinia	38		1			39	3		3	1	43
Abruzzo	20					20	4		4	1	25
Molise	22					22	1		1		23
Val d'Aosta	19					19	1		1	1	21
Calabria	16		1			17	3		3		20
Basilicata	4					4	2		2		6
Total	**2,546**	**15**	**9**	**87**	**38**	**2,695**	**241**	**1**	**242**	**149**	**3,086**

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